Exhibit 99.1

San Dimas Silver/Gold Mine

Durango and Sinaloa States, Mexico

NI 43-101 Technical Report on

Mineral Resource and Mineral Reserve Estimates

Qualified Persons:	Gonzalo Mercado, P.Geo. David Rowe, CPG Michael Jarred Deal, RM SME Andrew Pocock, P.Eng. María Elena Vázquez Jaimes, P.Geo.

Report Prepared For:	First Majestic Silver Corp.

Effective Date:	August 31, 2025

Report Date:	September 24, 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table of Contents

1. SUMMARY	1
1.1. Introduction	1
1.2. Property Description, Location and Access	1
1.3. History	3
1.4. Geological Setting, Mineralization and Deposit Types	3
1.5. Exploration	5
1.6. Drilling	5
1.7. Sampling, Analysis and Data Verification	6
1.8. Mineral Processing and Metallurgical Testing	7
1.9. Mineral Resource and Mineral Reserve Estimates	7
1.9.1. Mineral Resource Estimates	7
1.9.2. Mineral Reserve Estimates	11
1.10. Mining Operations	14
1.11. Recovery Methods	16
1.12. Infrastructure, Permitting and Compliance Activities	16
1.13. Capital and Operating Costs	18
1.14. Conclusions	20
1.15. Recommendations	20
2. INTRODUCTION	21
2.1. Technical Report Issuer	21
2.2. Terms of Reference	21
2.3. Cut-off and Effective Dates	21
2.4. Qualified Persons	21
2.5. Site Visits	22
2.6. Sources of Information	23
2.7. Previously Filed Technical Reports	23
2.8. Units, Currency, and Abbreviations	23
3. RELIANCE ON OTHER EXPERTS	25
4. PROPERTY DESCRIPTION AND LOCATION	26
4.1. Property Location	26
4.2. Ownership	26
4.3. Mineral Tenure	26
4.4. Royalties	35
4.5. Surface Rights	35
4.6. Permitting Considerations	36
4.7. Environmental Considerations	36
4.8. Existing Environmental Liabilities	36
4.9. Significant Factors and Risks	36
5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	37
5.1. Accessibility	37
5.2. Climate	38

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

5.3. Local Resources and Infrastructure	39
5.4. Physiography	40
5.5. Comment on Section 5	40
6. HISTORY	42
6.1. Ownership History	42
6.2. Exploration History	44
6.3. Production History	47
7. GEOLOGICAL SETTING AND MINERALIZATION	48
7.1. Regional Geology	48
7.1.1. Stratigraphy	50
7.1.2. Lower Volcanic Complex (LVC)	51
7.1.3. Upper Volcanic Group (UVG)	52
7.1.4. Intrusive Rocks	52
7.1.5. Structural Geology	52
7.2. Mineralization	54
7.3. Deposit Descriptions	57
7.3.1. West Block	60
7.3.2. Graben Block	62
7.3.3. Central Block	63
7.3.4. Tayoltita Block	63
7.3.5. Santa Rita Area	64
7.3.6. El Cristo Area	65
7.3.7. Alto De Arana Area	67
7.3.8. San Vicente Area	68
7.3.9. Ventanas Prospect	69
7.4. Comments on Section 7	69
8. MINERAL DEPOSIT TYPES	70
8.1. Geological Setting	70
8.2. Mineralization	70
8.3. Alteration	71
8.4. Applicability of the Low-Sulphidation Epithermal Model to San Dimas	71
8.5. Comments on Section 8	73
9. EXPLORATION	74
9.1. Introduction	74
9.2. Grids and Surveys	75
9.3. Geological Mapping	75
9.3.1. Surface Geological Mapping	75
9.3.2. Underground Geological Mapping	77
9.4. Geochemical Sampling	78
9.5. Geophysics	81
9.6. Remote Sensing	82
9.7. Tunnelling	83
9.8. Petrology, Mineralogy, and Research studies	85
9.9. Exploration Potential	85

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

10. DRILLING	86
10.1. Drill Methods	86
10.2. Core Handling and Storage	88
10.3. Data Collection	88
10.4. Drill Hole Logging Procedure	89
10.5. Core Recovery	89
10.6. Collar Survey	89
10.7. Downhole Survey	89
10.8. Geotechnical Drilling	89
10.9. Specific Gravity and Bulk Density	90
10.10. Drill Core Interval Length/True Thickness	90
10.11. Comments on Section 10	91
11. SAMPLE PREPARATION, ANALYSES AND SECURITY	92
11.1. Sampling Methods	92
11.1.1. Core Sampling	92
11.1.2. Underground Production Channel Sampling	92
11.2. Analytical Laboratories	93
11.3. Sample Preparation and Analysis	93
11.3.1. San Dimas Laboratory	93
11.3.2. SGS Durango	94
11.3.3. Central Laboratory	94
11.3.4. ALS	94
11.4. Quality Assurance and Quality Control (QAQC)	95
11.4.1. Materials and Insertion Rates	95
11.4.2. Transcription and Sample Handling Errors	96
11.4.3. Accuracy Assessment	96
11.4.4. Contamination Assessment	98
11.4.5. Precision Assessment	100
11.4.6. Between-Laboratory Bias Assessment	101
11.5. Databases	103
11.6. Sample Security	103
11.6.1. Channel Samples	103
11.6.2. Drill Core Samples	103
11.7. Author’s Opinion and Other Comments on section 11	103
12. DATA VERIFICATION	105
12.1. Data Entry Error Checks	105
12.2. Visual Data Inspection	105
12.3. Review QA/QC Assay Results	106
12.4. Site Visits	106
12.5. QP’s Opinion and Other Comments on Section 12	106
13. MINERAL PROCESSING AND METALLURGICAL TESTING	107
13.1. Overview	107
13.2. Metallurgical Testing	107
13.2.1. Mineralogy	107

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

13.2.2. Monthly Composite Samples	108
13.2.3. Sample Preparation	108
13.3. Comminution Evaluations	108
13.4. Cyanidation, Reagent and Grind Size Evaluations	110
13.5. Optimizing Process Studies	111
13.6. Recovery Estimates	113
13.7. Metallurgical Variability	114
13.8. Deleterious Elements	119
14. MINERAL RESOURCE ESTIMATES	120
14.1. Introduction	120
14.2. Mineral Resource Estimation Process	120
14.2.1. Sample Database	121
14.2.2. Geological Interpretation and Modeling	123
14.2.3. Exploratory Sample Data Analysis	124
14.2.4. Boundary Analysis	125
14.2.5. Compositing	125
14.2.6. Evaluation of Composite Sample Outlier Values	126
14.2.7. Composite Sample Statistics	128
14.2.8. Metal Trend and Spatial Analysis: Variography	129
14.2.9. Bulk Density	130
14.2.10. Block Model Setup	130
14.2.11. Resource Estimation Procedure	131
14.2.12. Block Model Validation	132
14.2.13. Reconciliation	136
14.2.14. Mineral Resource Classification	137
14.2.15. Reasonable Prospects for Eventual Economic Extraction	139
14.2.16. Mining Depletion	140
14.3. Statement of Mineral Resource Estimates	140
14.4. Factors that May Affect the Mineral Resource Estimate	142
14.5. Comments on Section 14	142
15. MINERAL RESERVES ESTIMATES	143
15.1. Methodology	143
15.2. Net Smelter Return	144
15.3. Block Model Preparation	147
15.4. Dilution	148
15.5. Mining Loss	150
15.6. Mineral Reserve Estimates	153
15.7. Statement of Mineral Reserve Estimates	153
15.8. Factors that May Affect the Mineral Reserve Estimates	155
15.9. Comments on Section 15	155
16. MINING METHODS	156
16.1. General Description	156
16.2. Mining Methods and Mine Design	157
16.2.1. Geotechnical Considerations	157

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

16.2.2. Hydrogeological Considerations	158
16.2.3. Development and Access	158
16.2.4. Mining Methods and Stope Design	160
16.2.5. Ore and Waste Haulage	165
16.3. Mine Infrastructure	166
16.3.1. Mine Access and Underground Facilities	166
16.3.2. Ventilation	166
16.3.3. Backfill	169
16.3.4. Dewatering	169
16.3.5. Mine Water Supply	170
16.3.6. Power Supply	170
16.3.7. Compressed Air	171
16.3.8. Explosives	171
16.4. Development Schedule	171
16.5. Production Schedule	171
16.6. Equipment and Manpower	172
17. RECOVERY METHODS	175
17.1. Introduction	175
17.2. Process Flowsheet	175
17.3. Processing Plant Configuration	177
17.3.1. Plant Feed	177
17.3.2. Crushing	177
17.3.3. Grinding	177
17.3.4. Cyanide Leaching Circuit	178
17.3.5. Counter Current Decantation (CCD) System	179
17.3.6. Merrill Crowe Zinc Precipitation and Smelting	179
17.3.7. Tailings Filtration and Management	180
17.3.8. Sampling	180
18. PROJECT INFRASTRUCTURE	182
18.1. Local Infrastructure	182
18.2. Transportation and Logistics	183
18.3. Waste Rock Storage Facilities	183
18.4. Tailings Storage Facilities	185
18.5. Camps and Accommodation	187
18.6. Power and Electrical	187
18.7. Communications	189
18.8. Water Supply	189
19. MARKET CONSIDERATION AND CONTRACTS	190
19.1. Market Considerations	190
19.2. Commodity Price Guidance	190
19.3. Product and Sales Contracts	190
19.4. Streaming Agreement	191
19.5. Deleterious Elements	191
19.6. Supply and Services Contracts	191

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

19.7. Comments on Section 19	192
20. ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	193
20.1. Environmental Aspects, Studies and Permits	193
20.2. General	193
20.3. Environmental Compliance in Mexico	193
20.4. Existing Environmental Conditions	194
20.5. Environmental Studies, Permits and Issues	194
20.5.1. Surface Hydrology	194
20.5.2. Surface Water Geochemistry	195
20.5.3. Hydrogeology	195
20.5.4. Soil	195
20.5.5. Air Quality	195
20.5.6. Noise	196
20.5.7. Flora and Fauna	196
20.5.8. Social and Cultural Baseline Studies	196
20.5.9. Historical and Cultural Aspects	198
20.6. Tailings Handling and Disposal	198
20.7. Waste Material Handling and Disposal	199
20.8. Mine Effluent Management	199
20.9. Process Water Management	199
20.10. Hazardous Waste Management	200
20.11. Monitoring	200
20.12. Environmental Obligations	200
20.13. Permits	201
20.14. Closure Plan	204
20.15. Corporate Social Responsibility	205
20.15.1. Ejidos	205
21. CAPITAL AND OPERATING COST	207
21.1. Capital Costs	207
21.2. Operating Costs	207
22. ECONOMIC ANALYSIS	209
23. ADJACENT PROPERTIES	209
24. OTHER RELEVANT DATA AND INFORMATION	209
25. INTERPRETATION AND CONCLUSIONS	210
25.1. Mineral Tenure, Surface Rights and Agreements	210
25.2. Geology and Mineralization	210
25.3. Exploration and Drilling	210
25.4. Data Analysis	210
25.5. Metallurgical Testwork	211
25.6. Mineral Resource Estimates	211
25.7. Mineral Reserve Estimates	211
25.8. Mine Plan	212
25.9. Processing	212
25.10. Markets and Contracts	213

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

25.11. Permitting, Environmental and Social Considerations	213
25.12. Capital and Operating Cost Estimates	213
25.13. Economic Analysis Supporting Mineral Reserve Declaration	213
25.14. Conclusions	214
26. RECOMMENDATIONS	215
26.1.1. Exploration	215
26.1.2. Plant Leaching - Oxygen Addition	215
26.1.3. Costs	216
26.1.4. Mine Plan Compliance	216
27. REFERENCES	217
28. CERTIFICATES OF QUALIFIED PERSON	220

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Index of Tables

Table 1-1: San Dimas Measured and Indicated Mineral Resource Estimate (effective date December 31, 2024)	10
Table 1-2: San Dimas Inferred Mineral Resource Estimate (effective date December 31, 2024)	10
Table 1-3: Economic Parameters assumed for calculation of NSR	11
Table 1-4: San Dimas Mineral Reserves Statement (Effective Date December 31, 2024)	13
Table 1-5 San Dimas Life of Mine Development Schedule	15
Table 1-6 San Dimas Life of Mine Production Schedule	16
Table 1-7: San Dimas Mining Sustaining Capital Costs Summary ($Million)	19
Table 1-8: San Dimas Operating Costs	19
Table 1-9: San Dimas Annual Operating Costs ($Million)	20
Table 2-1: List of Abbreviations and Units	24
Table 4-1: Summary of the Six Concession Groups, San Dimas Property	32
Table 4-2: San Dimas Concessions Group List	32
Table 4-3: Candelero Concessions Group List	34
Table 4-4: Ventanas Concession Group List	34
Table 4-5: Lechuguillas Concessions Group List	35
Table 4-6: Cebollas Concessions Group List	35
Table 4-7: Truchas Concessions Group List	35
Table 6-1: Summary History of San Dimas Property	44
Table 7-1: List of Major Veins by Mine Zone in the San Dimas Property District	58
Table 11-1: Analytical Laboratories	93
Table 11-2: Analytical Methods	95
Table 11-3: Summary of Inter-Laboratory Bias Check Results	101
Table 13-1: Grindability Test Results for Different Composite Samples (2025)	109
Table 13-2: Metallurgical Recoveries achieved in San Dimas 2021-2024	113
Table 14-1: Diamond Drill Hole and Production Channel Data by Mine Zone, San Dimas	121
Table 14-2: San Dimas - West Block Domain Names and Mine Codes	124
Table 14-3: West Block Composite Sample Lengths by Domain	126
Table 14-4: San Dimas Example - West Block, Composite Sample Capping by Domain	128
Table 14-5: San Dimas Example - West Block, Remaining Metal content by Domain after Capping	128
Table 14-6: Summary of Ag-Au Estimation Parameters for the Perez Block Model	132
Table 14-7: Input Parameters for Evaluation of Reasonable Prospects of Eventual Economic Extraction.	139
Table 14-8: San Dimas Measured and Indicated Mineral Resource Estimate (effective date December 31, 2024)	141
Table 14-9: San Dimas Inferred Mineral Resource Estimate (effective date December 31, 2024)	141
Table 15-1: Economic Parameters Assumed for Calculation of NSR	145
Table 15-2: Initial NSR Cut-Off Value Applied to Longhole	146
Table 15-3: Initial NSR Cut-Off Value Applied to Cut-and-Fill	147
Table 15-4: Dilution and Mining Loss Parameters	153

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 15-5: San Dimas Proven and Probable Mineral Reserve Estimates (effective date December 31, 2024)	154
Table 16-1: San Dimas Geotechnical Units	157
Table 16-2: Development Profiles	159
Table 16-3: San Dimas Development 2018 to 2024	160
Table 16-4: Fresh Air Requirement	169
Table 16-5: San Dimas Life of Mine Development Schedule	171
Table 16-6: San Dimas Life of Mine Production Schedule	172
Table 16-7: Breakdown of Personnel as of May 2025	174
Table 16-8: Equipment Summary as of December 2020	174
Table 19-1: Metal Prices Used for the December 31, 2024, Mineral Resource and Mineral Reserve Estimates	190
Table 20-1: Summary of Surface Hydrology Studies	195
Table 20-2: Summary of Surface Water Studies	195
Table 20-3: Summary of Soil Sampling Studies	195
Table 20-4: Air Quality Studies	196
Table 20-5: Noise Impact Studies	196
Table 20-6: Flora and Fauna Studies	196
Table 20-7: Summary of Social Studies	198
Table 20-8: Tailings and Waste Rock Studies	199
Table 20-9: Environmental Monitoring Activities	200
Table 20-10: Major Permits Issued	203
Table 20-11: Permits in Process	204
Table 21-1: San Dimas Mining Sustaining Capital Costs Summary	207
Table 21-2: San Dimas Operating Costs Used in the LOM Plan	208
Table 21-3: San Dimas Annual Operating Costs	208

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Index of Figures

Figure 4-1: Location Map, San Dimas Property	26
Figure 4-2: Map of the Concession Outlines for the San Dimas Property	27
Figure 4-3: Map of the San Dimas Concessions Group	28
Figure 4-4: Map of the Candelero Concessions Group	29
Figure 4-5: Map of the Ventanas Concessions Group	30
Figure 4-6: Map of the Lechuguillas Concessions Group	30
Figure 4-7: Map of the Cebollas Concessions Group	31
Figure 4-8: Map of the Truchas Concessions Group	31
Figure 5-1: Road Access to the San Dimas Property, near Tayoltita	38
Figure 5-2: Processing Plant, Airstrip and Rugged Terrain, Aerial View looking East	40
Figure 6-1: Map showing Mining Tunnels at the Time Wheaton River Acquired the Property	46
Figure 6-2: San Dimas Production from 2014 to 2024	47
Figure 7-1: Physiographic Provinces around the San Dimas District	48
Figure 7-2: Regional Geological Map of Central Sierra Madre Occidental	49
Figure 7-3: Stratigraphic Column, San Dimas District	50
Figure 7-4: Geological Map of San Dimas Property	51
Figure 7-5: San Dimas Structural Map	53
Figure 7-6: Regional Geological Section Across the San Dimas Property	54
Figure 7-7: The Jessica Vein Within the Favourable Zone, Vertical Section	55
Figure 7-8: Paragenetic Vein Sequence, San Dimas	56
Figure 7-9: Roberta Vein, Central Block, San Dimas	57
Figure 7-10: San Dimas Vein Distribution by Mine Zone	59
Figure 7-11: Vein Map, San Dimas	60
Figure 7-12: Longitudinal section, Guadalupe and Perez Veins, West Block, San Dimas	61
Figure 7-13: Longitudinal Section, Elia Veins, Graben Block, San Dimas	62
Figure 7-14: Longitudinal Section, Robertita Vein, Central Block, San Dimas	63
Figure 7-15: Longitudinal Section, San Luis Vein, Tayoltita Block, San Dimas	64
Figure 7-16: Longitudinal Section, Magdalena Vein, Santa Rita Area, San Dimas	65
Figure 7-17: Longitudinal Section, Camichin Vein, El Cristo Area, San Dimas	66
Figure 7-18: Longitudinal Section, Alto de Arana Vein, Alto de Arana Area, San Dimas	67
Figure 7-19: Longitudinal section, Santa Regina - San Vicente Vein, San Vicente Area, San Dimas	68
Figure 8-1: Genetic Model for Epithermal Deposits	71
Figure 8-2: Geochemical Zonation model San Dimas	72
Figure 8-3: Example Section of the Favourable Zone for Mineralization, San Dimas	73
Figure 9-1: Location of Exploration Activities within the San Dimas Property	74
Figure 9-2: San Dimas Property, Areas Explored since 2020	75
Figure 9-3: Geological Map of the San Dimas Property	76
Figure 9-4: Geological Map, Ventanas Area	77
Figure 9-5: Geology Map generated during normal course of operation, Perez Vein	78
Figure 9-6: Surface rock chip sampling, silver results map, San Dimas	79
Figure 9-7: Geological Map and Gold-Equivalent Anomalies, Ventanas Area	80

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 9-8: Magnetic Field Reduced to Pole, San Dimas	82
Figure 9-9: Satellite Image Magnetic Tilt Derivative Inversion and Alteration, San Dimas	83
Figure 9-10: Main Mining Tunnels and Drill Hole Traces, San Dimas	84
Figure 10-1: Plan view of drilling at San Dimas	87
Figure 10-2: Vertical Section, Perez Vein	88
Figure 11-1: Example of 2024 High-Grade SRM Gold and Silver Standard Charts, San Dimas Laboratory	98
Figure 11-2: Example of 2024 Time Sequence Pulp Blank Performance Charts, San Dimas Laboratory	100
Figure 11-3: Between-Laboratory Bias Check, San Dimas and SGS Laboratories	102
Figure 13-1: Typical Distribution of Minerals	108
Figure 13-2: Comparison of Au Extractions Between Mill and Laboratory Performances	110
Figure 13-3: Comparison of Ag Extractions Between Mill and Laboratory Performances	111
Figure 13-4: Pérez Domain – Drilling Program	112
Figure 13-5: Comparison of Au Extractions Between Perez 1 & Perez 2	112
Figure 13-6: Comparison of Ag Extractions Between Perez 1 & Perez 2	113
Figure 13-7: Historical Monthly Metallurgical Recovery of Gold and Silver from January 2021 to January 2025	114
Figure 13-8: San Dimas Box Plot of Gold Head Grades 2023	115
Figure 13-9: San Dimas Box Plot of Gold Recoveries Grades 2023	115
Figure 13-10: San Dimas Box Plot of Silver Head Grades 2023	116
Figure 13-11: San Dimas Box Plot of Silver Recoveries 2023	116
Figure 13-12: San Dimas Box Plot of Gold Head Grades 2024	117
Figure 13-13: San Dimas Box Plot of Gold Recoveries 2024	117
Figure 13-14: San Dimas Box Plot of Silver Head Grades 2024	118
Figure 13-15: San Dimas Box Plot of Silver Recoveries 2024	118
Figure 13-16: San Dimas Monthly Historical Doré Purity (Gold + Silver), 2021–2024	119
Figure 14-1: San Dimas Drill Hole and Sample Data Location, Plan View	122
Figure 14-2: San Dimas Drill Hole and Sample Data Location, Plan View of Ventanas Mine Area	122
Figure 14-3: Plan-view Location of Estimation Domains by Mine Zone	123
Figure 14-4: Faulted Geological Model for the Perez Vein, Vertical and Plan Views	124
Figure 14-5: Example of Hard Boundary Contact Analysis for Silver for the Perez Vein	125
Figure 14-6: Sample Interval Lengths, Composited vs. Uncomposited, Perez Vein	126
Figure 14-7: Global Capping Analysis for Gold Composite Samples for the Perez Vein with capping at 5,785 g/t	127
Figure 14-8: Box and Whisker Plots for Gold and Silver declustered composite statistics for resource domains in the West Block	129
Figure 14-9: Variogram Model for the Perez Vein	130
Figure 14-10: Block Model Estimation Passes for the Perez Domain, Vertical Section	132
Figure 14-11: Perez Ag g/t Block Model and Composite Sample Values, Vertical Section	133
Figure 14-12: Perez Au g/t Block Model and Composite Sample Values, Vertical Section	134
Figure 14-13: Swath Plot in X across the Perez Vein, Ag Values	135
Figure 14-14: Swath Plot in Y across the Perez Vein, Ag Values	135
Figure 14-15: Swath Plot in Z across the Perez Vein, Ag Values	136

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-16: San Dimas Mine Block Model Ag and Au Estimates (yellow) compared to mine reported production (green) on a monthly basis over a 12-month period ending December 15, 2024	137
Figure 14-17: Measured, Indicated, and Inferred Mineral Resource Confidence Assignments, Perez Vein	139
Figure 15-1: MSO Mineable Shapes for the Perez Vein	148
Figure 15-2: Schematic Example of Dilution	150
Figure 15-3: Dilution and Mining Loss (longhole mining methods)	151
Figure 15-4: Dilution and Ore Loss (cut-and-fill mining method)	152
Figure 16-1: San Dimas Mining Areas	156
Figure 16-2: Typical Ground Support Patterns	158
Figure 16-3: Perez Vein Development and Production	159
Figure 16-4: Cut-and-Fill Long Section Schematic	161
Figure 16-5: Schematic of Longhole Stoping	162
Figure 16-6: Section of Typical Drill Layout for a Production Stope	163
Figure 16-7: Longhole Uphole Stope Section	164
Figure 16-8: Ore Development Blast Drill Plan	165
Figure 16-9: Ventilation System	167
Figure 16-10: Pumps Station Typical Arrangement	170
Figure 17-1: San Dimas Schematic Crushing Plant Flowsheet	176
Figure 17-2: San Dimas Processing Plant Flowsheet	176
Figure 18-1: San Dimas Infrastructure Map	182
Figure 18-2 : Waste Rock Storage Facility	184
Figure 18-3: Filtered Tailings Storage Facility – Overall Plan Site	186
Figure 18-4: Las Truchas Hydroelectric Plant	187
Figure 18-5: San Dimas Energy Consumption	188

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.	SUMMARY

1.1.	Introduction

The San Dimas Silver/Gold Mine (San Dimas) is owned and operated by Primero Empresa Minera, S.A. de C.V. (Primero Empresa), which is an indirectly wholly owned subsidiary of First Majestic Silver Corp. (First Majestic). First Majestic acquired San Dimas from Primero Mining Corp. in May 2018. San Dimas operations consist of an operating underground mine, a processing plant, and tailings management facilities (TMF).

The Technical Report provides information on Mineral Resource and Mineral Reserve estimates, as well as mine and process operations and planning. The Mineral Resource and Mineral Reserve estimates are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

The effective date of the Mineral Resource and Mineral Reserve estimates presented in this Technical Report is December 31, 2024, which represents the cut-off date for the most relevant scientific and technical information used in the Report. The effective date for this Technical Report is August 31, 2025.

In the opinion of the undersigned Qualified Person(s) (QP), the scientific and technical information contained in this Technical Report is current as of the Technical Report’s effective date. The Mineral Resource and Mineral Reserve estimates are supported by data and interpretations valid as of December 31, 2024, and no material changes have occurred between that date and the Technical Report’s effective date that would impact the conclusions herein.

This Technical Report has been prepared by employees of First Majestic under the supervision of Gonzalo Mercado, P.Geo., Vice President of Exploration and Technical Services, David Rowe, CPG, Director of Mineral Development, Michael Jarred Deal, RM SME, Vice President of Metallurgy & Innovation, Andrew Pocock, P.Eng., Director of Reserves, and Ms. María Elena Vázquez Jaimes, P. Geo., Geological Database Manager.

1.2.	Property Description, Location and Access

San Dimas is an actively producing mining complex located near the town of Tayoltita on the borders of the States of Durango and Sinaloa, approximately 125 km northeast of Mazatlán, Sinaloa. The mine is operated by First Majestic’s indirectly wholly owned subsidiary Primero Empresa Minera, S.A. de C.V. (Primero Empresa).

Mining operations can be conducted year-round.

1	September 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

San Dimas consists of 119 individual concessions covering 71,867 ha in total that have been organized into six groups of concessions: the San Dimas, Candelero, Ventanas, Lechuguillas, Cebollas and Truchas concessions groups.

In 2013, the Mexican Federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metal mining companies must pay a 0.5% royalty on revenues from gold, silver, and platinum. In 2025, the Mexican Federal Government amended the law and increased the rights from 7.5% to 8.5% of the taxable earnings before interest and depreciation and from 0.5% to 1% royalty on revenues from gold, silver, and platinum.

First Majestic is party to a purchase (streaming) agreement with Wheaton Precious Metals which entitles Wheaton Precious Metals to receive 25% of the gold equivalent production from the San Dimas mine converted at a fixed exchange ratio of silver to gold at 70 to 1 in exchange for ongoing payments equal to the lesser of $639.91 per ounce (as of December 31, 2024, increasing every May 10th by 1%) and the prevailing market price for each gold equivalent ounce delivered under the agreement. The exchange ratio includes a provision to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months. Effective April 30, 2025, the six-month average gold/silver price ratio reached 90:1 and therefore the payable gold equivalent reference to 70 was amended to 90.

Surface rights in Mexico are separate from mineral rights. First Majestic (and its predecessor companies) secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding Ejido communities. The surface right agreements in place with the communities provide for use of surface land for exploration activities and mine-related ventilation infrastructure. Current agreements cover the operation for the Life of Mine (LOM) plan presented in the Report.

The Company has material permits for the current operations. The Company is waiting on final resolution documents for select new environmental permits requested to the competent authorities in connection with specific projects/upgrades.

San Dimas is located near the town of Tayoltita, a town with approximately 10,000 inhabitants. Access to San Dimas is by air or road from the city of Durango and Mazatlán. Flights from either Mazatlán or Durango to the town of Tayoltita require approximately 40 minutes. Road access from Durango is through a 112 km paved road plus 120 km service road to Tayoltita, this trip requires about six and a half hours. Road access from Mazatlán is through a newly constructed ~240km paved road, this trip requires approximately 4 hours to complete.

Mining activities throughout San Dimas are performed by a combination of First Majestic personnel and contract workers.

Water for the mining operations is obtained from wells, underground dewatering, recycled from processing activities and from the Piaxtla River. The main infrastructure consists of roads, a townsite, an

2	September 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

airport, the Tayoltita mill crushing and processing facilities, the Tayoltita/Cupias dry-stack tailings facilities, the Las Truchas hydroelectric generation facilities, four LNG 1 MW generators recently installed in 2025, and a backup portable diesel power generation site. The main administrative offices and employee houses, the warehouses, assay laboratory, core shack and other facilities are located in Tayoltita.

San Dimas is located in the central part of the Sierra Madre Occidental, a mountain range characterized by rugged topography with steep, often vertical, walled valleys, and narrow canyons. Elevations vary from 2,400 metres above mean sea level (masl) on the high peaks to elevations of 400 masl in the valley floor of the Piaxtla River.

1.3.	History

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, by the American-owned San Luis Mining Company and the Mexican-owned Candelaria Company.

In 1961, Minas de San Luis, a company owned by Mexican interests, acquired 51% of the San Dimas group of properties and assumed operations of the mine. In 1978, the remaining 49% interest in the mine was obtained by Luismin S.A. de C.V (Luismin). In 2002, Wheaton River Minerals Ltd. (Wheaton River) acquired the property from Luismin and in 2005 Wheaton River merged with Goldcorp Inc. (Goldcorp). Under its prior name Mala Noche Inc., Primero Mining Corp. (Primero) acquired San Dimas from subsidiaries of Goldcorp in August 2010. In May 2018, First Majestic acquired 100% interest in San Dimas property through acquisition of Primero.

Historical production through December 2024 from San Dimas is estimated at more than 766 Moz of silver and more than 11.1 Moz of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. The majority of this production was prior to First Majestic’s acquisition of the property. The average production rate by First Majestic during 2019–2024 was approximately 2,100 tonnes per day (tpd).

1.4.	Geological Setting, Mineralization and Deposit Types

The San Dimas property is located in the central part of the Sierra Madre Occidental (SMO), near the Sinaloa-Durango state border, which has an average elevation exceeding 2000 m above sea level, extending from the Mexico-US border to the Trans-Mexican Volcanic Belt. Numerous epithermal deposits have been found along the SMO.

The SMO consists of Late Cretaceous to early Miocene igneous rocks including two major volcanic successions totalling approximately 3,500 m in thickness and are separated by erosional and depositional unconformities: the Lower Volcanic Complex (LVC) and Upper Volcanic Group (UVG).

3	September 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The LVC consists of predominantly intermediate volcanic and intrusive rocks formed between approximately 100 and 50 Ma. The LVC has traditionally been divided into local geological units based on field observations. The lower part of the sequence consists of the more than 700 m thick Socavón rhyolite, which is host to several productive veins in the district. This overlain by the Buelna andesite and the Portal Rhyolite which range from 50-250 m in thickness.

The lower sequence of rhyolitic rocks is unconformably overlain by a succession of andesitic lava flows and volcanogenic sedimentary rocks including the Productive Andesite (> 750 m thick), Las Palmas rhyo-andesite tuffs and flows (>300 m thick), and the volcanogenic sedimentary unit the Camichin Unit.

The UVG sits unconformably on the LVC and consists of the lower Guarisamey andesite and the Capping Rhyolite. The Capping Rhyolite consists of rhyolitic ash flows and air-fall tuffs and may reach as much as 1,500 m in thickness in the eastern part of the district.

The LVC and UVG volcanic rocks are intruded by intermediate rocks, consisting of the Arana intrusive andesite and the Arana intrusive diorite, and a felsic suite comprising the Piaxtla granite and the Santa Lucia, Bolaños, and Santa Rita dikes. The basic dikes intrude both the LVC and the UVG.

The most prominent structures are major north–northwest-trending normal faults with opposite vergence that divide the district into five fault-bounded blocks that are tilted to the east–northeast or west–northwest. East–west to west–southwest–east–northeast striking fractures, perpendicular to the major normal faults, are often filled by quartz veins, dacite porphyry dikes, and pebble dikes. The veins are generally west–southwest–east-northeast-oriented, within a corridor approximately 10 km wide. The veins are often truncated by the north–northwest–south–southeast-trending major faults, separating the original veins into segments. These segments are named as individual veins and grouped within the mine zones by fault block.

The mine zone groupings of veins are, from west to east: West Block, Graben Block, Central Block, Tayoltita Block, Alto de Arana Block (also known as Arana HW), San Vicente, El Cristo and Santa Rita.

Three deformational events are related to the development of the major faults, hydrothermal veins, and dikes.

Within the San Dimas property, the mineralization is typical of epithermal vein structures with banded and drusy textures. Epithermal-style veins occupy east–west-trending fractures, except in the southern part of the Tayoltita Block where they strike mainly northeast, and in the Santa Rita area where they strike north–northwest. The metal rich stage consists primarily of white to light grey, medium-to-coarse-grained crystalline quartz. The quartz contains intergrowths of base metal sulphides (sphalerite, chalcopyrite, and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver, and electrum.

Mine geologists observed that bonanza grades along the San Luis vein in the Tayoltita Block were spatially related to the Productive andesite unit and/or to the interface between the Productive andesite and the Portal rhyolite and/or the Buelna andesite. This spatial association of vein-hosted mineralization with a

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

favorable host-rock zone within the volcanic sequence is now recognized in other fault blocks and constitutes a major exploration criterion for the district.

More than 125 mineralized quartz veins have been recognized across the San Dimas property. The silver and gold rich quartz veins have been followed underground from a few metres in strike-length to more than 1,500 m. One of these veins, the Jessica Vein, extends for more than 1,000 m in the Central Block. The vein-hosted mineral deposits within the San Dimas district are considered to be examples of silver- and gold-bearing epithermal quartz veins that formed in a low-sulphidation setting.

1.5.	Exploration

The San Dimas property has been the subject of modern exploration and mine development activities since the early 1970s, and a considerable information database has been developed from both exploration and mining activities. Exploration uses information from surface and underground mapping, sampling, and drilling together with extensive underground mine tunneling to help identify targets. Other exploration activities include prospecting, geochemical surface sampling, geophysical, predictive artificial intelligence, and remote sensing surveys.

Most of the exploration activities carried out within the San Dimas property were centered around the Piaxtla River where exposures of silver–gold veins were found. Outside of this area, the Lechuguilla and Ventana areas were explored to some extent during 2008 and 2015–16. The remainder of the property had limited exploration due to post-mineral cover by a thick layer of ignimbrites.

The exploration potential remains open in the areas surrounding the mine zones. As the mine was developed to the north, new veins were found. South of the Piaxtla River, the El Cristo area has potential for new quartz vein discoveries. The West Block is currently being explored by drilling and tunnelling. Opportunities to intercept the projection of fault-offset quartz veins from the Graben Block are considered good.

1.6.	Drilling

Drilling in the San Dimas property is focused on the identification and delineation of vein-hosted silver and gold resources by using structural and stratigraphic knowledge of the district, and preferred vein trends. Since the “favourable horizon” for mineral deposits concept emerged in 1975, the exploration drilling strategy has focused on core drilling perpendicular to the preferred vein orientation within the mine zones, which has proven to be the most effective method of exploration in the area. Core drilling is predominantly done from underground stations, as the rugged topography and the great drilling distance from surface locations to the target(s) makes surface drilling challenging and expensive. Over 1,413,000 m of core drilling has been completed since 2000.

5	September 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.7.	Sampling, Analysis and Data Verification

Diamond drill core is delivered to the core logging facility where San Dimas geologists select and mark sample intervals according to lithological contacts, mineralization, alteration, and structural features.

Drill core intervals selected for sampling are cut in half using a diamond saw. One half of the core is retained in the core box for further inspection and the other half is placed in a sample bag. For smaller diameter delineation drill core (TT-46) “termite” the entire core is sampled for analysis.

The sample number is printed with a marker on the core box beside the sampled interval, and a sample tag is inserted into the sample bag. Sample bags are tied with string and placed in rice bags for shipping.

Since 2013, underground mine production channel samples for ore control and channel samples for resource estimation have been collected at San Dimas. Earlier channel samples were taken either across the roof of developments or across the face in developments. From 2016 to present, production channel samples for ore control and channel samples for resource estimation are routinely taken across the mine development face and within stopes.

Bulk density measurements are systematically taken on drill core. From 2016 to 2023, specific gravity measurements were collected on 10 cm or longer whole core vein samples using the unsealed water immersion method. Based on this method, an average bulk density value of 2.6 t/m3 was determined.

Quality control samples such as duplicates, checks and standards are included with all samples.

Since 2004, four different laboratories have been used for sample preparation and analysis. These include, First Majestic’s San Dimas Laboratory, SGS Durango, ALS-Chemex Zacatecas, and First Majestic’s ISO9001 certified Central Lab facility located at the Company’s Santa Elena operation in Sonora, Mexico.

Channel samples and drill core samples were dried, crushed, and pulverized.

In general, samples were analyzed for gold by a 30 g FA atomic absorption spectroscopy (AAS) method. Silver was analyzed by a 2 g, three-acid digestion AAS method. A multi-element suite was analyzed by a 0.25 g, aqua regia digestion inductively coupled plasma (ICP) optical emission spectroscopy (OES) method.

From 2013 to 2018, the QAQC program for the San Dimas laboratory samples included insertion of a standard reference material (SRM) and a blank in every batch of 20 samples. From 2013 to 2018, the QAQC program for channel and core samples included insertion of a SRM and a blank in every batch of 20 samples. In 2013, 5% of the coarse reject and pulp duplicates from core samples were randomly selected for analysis at SGS Durango and 5% of pulp checks from core samples were analyzed at ALS laboratory. Since 2022, the QAQC samples inserted in the core sampling include field, coarse reject, and pulp duplicates, CRMs, and coarse and pulp blanks.

The data verification included data entry error checks, visual inspections of data, and a review of QA/QC assay results was completed. Several site visits were completed as part of the data verification process. No significant differences were observed.

6	September 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.8.	Mineral Processing and Metallurgical Testing

San Dimas operation is made up of several operating underground mines within the property boundaries, which all feed a central milling operation. The metallurgical test work data used to support the initial plant design has been consistently validated and reinforced by years of operational results, complemented by more recent metallurgical studies. Metallurgical testing and mineralogical investigations are routinely conducted to support ongoing performance optimization. The plant continuously performs tests to optimize metal recoveries and reduce operating costs, even when current performance falls within expected parameters. This test work is conducted by the on-site metallurgical laboratory.

The metallurgical recovery projections outlined in the LOM plan are supported by the historical performance of the processing plant and metallurgical testing of future ore. Based on plant performance data from 2021 to 2024, the estimated metal recoveries for the LOM plan and financial analysis are 92.6% for silver and 95.6% for gold. The last two years (2023 and 2024) were used in the LOM based on future material type and corresponding metallurgical testing. San Dimas doré consistently exceeds 97% purity (Au + Ag) and incurs no refinery penalties. Since March 2023, purity has surpassed 98% due to process improvements, including higher-purity zinc powder and optimized flux blends.

1.9.	Mineral Resource and Mineral Reserve Estimates

1.9.1.	Mineral Resource Estimates

The geological modelling, data analysis, and block model Mineral Resource estimates for San Dimas were completed under the supervision of David Rowe, CPG, a First Majestic employee.

The block model Mineral Resource estimates are based on the database of exploration drill holes and production channel samples, underground level geological mapping, geological interpretations and models, as well as surface topography and underground mining development wireframes available as of the December 31, 2024, cut-off date for scientific and technical data supporting the estimates.

Exploratory data analysis was completed for gold and silver assay sample values to assess the statistical and spatial character of the sample data. Boundary analysis was completed to review the change in metal grade across the domain contacts Hard boundaries were used during the creation of composite samples during mineral resource estimation.

To assess the statistical character of the composite samples within each of domains, data were declustered to account for over-sampling in certain regions. The selected composite sample length varied by domain with the most common composite sample length being 1.0 m. The assay sample intervals were composited within the limits of the domain boundaries and then tagged with the appropriate domain code. Drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for each domain.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Mineral Resources were estimated into sub-block models rotated parallel to the resource domain trend. Parent block grades were estimated using inverse distance weighting interpolation. The block estimates were made with multiple passes to limit the influence the channel production samples at longer ranges. Pass 1 was a restrictive short-range pass that used channel and drill hole composite samples, and subsequent less restrictive passes used drill hole samples only. An average bulk density value of 2.6 t/m3 was used in estimation for all resource domains.

Validation was completed for each of the resource estimation domains in multiple steps including visual inspection, global grade bias checks, and swath plots. Overall, the block model validations demonstrated that the current Mineral Resource estimates are a reasonable representation of the primary input sample data. The Mineral Resource estimates were classified into Measured, Indicated, or Inferred based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support.

The Mineral Resource estimates were evaluated for reasonable prospects for eventual economic extraction by application of input parameters based on mining and processing information from the last 2 years of operations. Deswik Stope Optimizer software was used to identify the blocks representing mineable volumes that exceed the cut-off value while complying with the aggregate of economic parameters.

The Mineral Resource estimates for San Dimas are summarized in

8	September 2025

San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 1-1 and Table 1-2 using a Net Smelter Return (NSR) cut-off value of $174/t. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2024. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 1-1: San Dimas Measured and Indicated Mineral Resource Estimate

(effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Central Block	Sulphides	1,169	355	4.79	778	13,320	180	29,240
Measured Sinaloa Graben	Sulphides	478	360	4.84	789	5,540	74	12,120
Measured Other Areas	Sulphides	205	399	3.80	735	2,630	25	4,850

Total Measured	Sulphides	1,851	361	4.69	776	21,490	279	46,210

Indicated Central Block	Sulphides	1,326	248	2.79	494	10,550	119	21,070
Indicated Sinaloa Graben	Sulphides	543	245	3.07	517	4,280	54	9,030
Indicated Tayoltita	Sulphides	158	326	4.04	684	1,660	21	3,480
Indicated Other Areas	Sulphides	997	335	3.00	600	10,730	96	19,240

Total Indicated	Sulphides	3,025	280	2.97	543	27,220	289	52,820

M+I Central Block	Sulphides	2,494	298	3.72	627	23,870	299	50,300
M+I Sinaloa Graben	Sulphides	1,021	299	3.90	645	9,820	128	21,160
M+I Tayoltita	Sulphides	158	326	4.04	684	1,660	21	3,480
M+I Other Areas	Sulphides	1,202	346	3.14	623	13,360	121	24,080

Total M+I	Sulphides	4,876	311	3.63	632	48,710	569	99,020

Table 1-2: San Dimas Inferred Mineral Resource Estimate (effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Central Block	Sulphides	1,897	251	3.02	518	15,330	184	31,610
Inferred Sinaloa Graben	Sulphides	526	382	5.20	842	6,470	88	14,260
Inferred Tayoltita	Sulphides	506	261	3.10	536	4,250	50	8,710
Inferred Other Areas	Sulphides	2,400	217	2.24	415	16,760	173	32,050

Total Inferred	Sulphides	5,329	250	2.89	506	42,810	495	86,630

(1)	Mineral Resource estimates are classified per CIM Definition Standards (2014) and NI 43-101.

(2)	Mineral Resource estimates are based on internal estimates with an effective date of December 31, 2024.

(3)	Mineral Resource estimates were supervised or reviewed by David Rowe, CPG, Internal Qualified Person for First Majestic, per NI 43-101.

(4)	Silver-equivalent grade (Ag-Eq) is calculated as follows:

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(5)	Metal prices for Mineral Resources estimates were $28.0/oz Ag and $2,400/oz Au. Metallurgical recovery used was 92.6% for silver and 95.6% for gold. Metal payable used was 99.95% for silver and gold.

(6)	NSR cutoff value considered to constrain resources assumed an underground operation was $174/t and was based on actual and budgeted operating and sustaining costs.

(7)

Mineral Resources are reported within mineable stope shapes using the NSR cutoff value calculated using the stated metal prices and metal recoveries. The NSR cutoff includes mill recoveries and payable metal factors appropriate to the existing processing circuit.

(8)	No dilution was applied to the Mineral Resource which are reported on an in-situ basis.

(9)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

(10)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Risk factors that may materially impact the Mineral Resource estimates include: changes to the assumptions used to generate the NSR cut-off value including metal price and exchange rates; changes to interpretations of mineralization geometry and continuity; changes to geotechnical, mining, and metallurgical recovery assumptions; assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

1.9.2.	Mineral Reserve Estimates

The Mineral Reserves estimation process consists of converting Mineral Resources into Mineral Reserves by identifying material that exceeds the mining cut-off grades and conforms to the geometrical constraints defined by the selected mining method. Modifying factors, such as mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, saleability of products, social and legal factors. These factors were applied to produce mineable stope shapes. If the Mineral Resources comply with the previous constraints, Measured Resources could be converted to Proven Reserves and Indicated Resources could be converted to Probable Reserves, in some instances Measured Resources could be converted to Probable Reserves if any or more of the modifying factors reduces the confidence of the estimates.

The NSR is the variable that was used as indicator to segregate if the revenue from the mineralized material in a block, which is part of the Measured and Indicated Mineral Resources, exceeds the operating and capital costs. NSR formulas were derived from the assumed economic parameters shown in

Table 1-3.

Table 1-3: Economic Parameters assumed for calculation of NSR

Concept	Units	Values
Metal Price Ag	$/oz Ag	26.00
Metal Price Au	$/oz Au	2,200
Metallurgical Recovery Ag	%	92.60
Metallurgical Recovery Au	%	95.60
Metal Payable Ag and Au	%	99.95
Dore Transport Cost	$/oz Dore	0.166
Insurance and Representation Cost	$/oz Dore	0.046
Refining Change Ag	$/oz Ag	0.225
Refining Change Au	$/oz Au	0.500

Three types of cut-off values (COV) have been determined for San Dimas: general COV, incremental COV, and marginal COV. The COVs are expressed in $/tonne, reflecting the value that the run-of-mine (ROM) material will carry before is fed to the processing plant.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The planned dilution assumes a minimum mining width, which will depend on the applied mining method. The minimum mining width for cut-and-fill using jackleg drills was 0.8 m, while when using jumbo drills was 3.5 m. In the case of longhole mining, the minimum mining width assumed was 1.2 m.

The estimated overbreak in each side of the designed stope is 0.2 m for the two mining methods, longhole and cut-and-fill. An extra dilution from the backfill floor of 0.3 m for longhole and 0.2 m for cut-and-fill is also assumed. The unplanned dilution assumed was an additional 8% of the extracted material before becoming plant-feed.

Other than for sill mining, average mining loss throughout each mining block for both cut-and-fill and longhole mining has been assumed to be 5%. A factor of 25% has been used for sill pillars.

San Dimas Mineral Reserves are presented in Table 1-4.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 1-4: San Dimas Mineral Reserves Statement (Effective Date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Proven Central Block	Sulphides	780	255	3.47	557	6,390	87	13,980
Proven Sinaloa Graben	Sulphides	293	222	2.67	455	2,090	25	4,290
Proven Tayoltita	Sulphides	0	0	0.00	0	0	0	0
Proven Other Areas	Sulphides	184	297	2.65	528	1,750	16	3,120

Total Proven	Sulphides	1,257	253	3.16	529	10,230	128	21,390

Probable Central Block	Sulphides	732	228	2.74	467	5,370	65	11,010
Probable Sinaloa Graben	Sulphides	381	211	2.66	443	2,580	33	5,430
Probable Tayoltita	Sulphides	133	206	2.74	445	880	12	1,900
Probable Other Areas	Sulphides	726	275	2.48	492	6,420	58	11,470

Total Probable	Sulphides	1,972	241	2.63	470	15,250	167	29,810

P+P Central Block	Sulphides	1,512	242	3.11	514	11,760	151	24,990
P+P Sinaloa Graben	Sulphides	674	216	2.67	448	4,670	58	9,720
P+P Tayoltita	Sulphides	133	206	2.74	445	880	12	1,900
P+P Other Areas	Sulphides	910	279	2.51	499	8,170	74	14,590

Total P+P	Sulphides	3,229	245	2.84	493	25,480	294	51,200

(1)	Mineral Reserves are classified per CIM Definition Standards (2014) and NI 43-101.

(2)

Mineral Reserves are effective December 31, 2024, are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.

(3)	Mineral Reserve estimates were supervised or reviewed by Andrew Pocock, P.Eng., Internal Qualified Person for First Majestic per NI 43-101.

(4)	Silver-equivalent grade (Ag-Eq) is calculated as follows:

Ag-Eq Grade = Ag Grade + Au Grade *(Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price)

(5)

Metal prices for Reserves: $26/oz Ag, $2,200/oz Au. Other key assumptions and parameters include Metallurgical recoveries of 92.6% Ag, 95.6% Au; metal payable of 99.95% Ag & Au, costs ($/t): direct mining $61.91 longhole stoping and $96.55 cut & fill, processing $39.37 mill feed, indirect/G&A $65.51 and sustaining $35.88 for longhole stoping and cut & fill.

(6)

A two-step cutoff approach was used per mining method: A general cutoff grade defines mining areas covering all associated costs; and a 2nd pass incremental cutoff includes adjacent material covering only its own costs, excluding shared general development access & infrastructure costs which are covered by the general cutoff material.

(7)

Modifying factors for conversion of resources to reserves include but are not limited to consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social, and legal factors. These factors were applied to produce mineable stope shapes.

(8)	Tonnage in thousands of tonnes, metal content in thousands of ounces, prices/costs in USD. Numbers are rounded per guidelines; totals may not sum due to rounding.

The QP is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Reserve estimates, other than discussed herein.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.10.	Mining Operations

San Dimas includes five underground gold and silver mining areas: West Block (San Antonio, Perez mine), Sinaloa Graben Block (Graben Block), Central Block, Tayoltita Block, and the Arana Hanging-wall Block (Santa Rita mine).

Both First Majestic and contractor personnel conduct mining activities. Two mining methods are currently being used at San Dimas, cut-and-fill, and Longhole mining. Cut-and-fill is carried out by either jumbo or jackleg drills, whereas Longhole is carried out with pneumatic and electro-hydraulic drills. Primary access is provided by adits and internal ramps.

Ground conditions throughout most of the San Dimas underground workings are considered good. Bolting is used systematically in the main haulage ramps, drifts, and underground infrastructure. For those sectors that present unfavorable rock quality, shotcrete, mesh, and/or steel arches are used.

Groundwater inflow has not been a significant concern within San Dimas. Dewatering systems in San Dimas consist of main and auxiliary pumps in place at each of the mine areas.

The San Dimas ventilation system consists of an exhaust air extraction system through its main fans located on surface. These fans generate the necessary pressure change for fresh air to enter through the portals and ventilation raises.

The development schedule for the LOM plan is presented in Table 1-5. The production schedule for the LOM plan is presented in

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Table 1-6.

Table 1-5 San Dimas Life of Mine Development Schedule

Type	Units	Size (m)	2025	2026	2027	2028	2029	Total
Main Access Ramp	m	4.5x4.5	2,378	2,385	2,385	2,578	586	10,313
Main Level Access	m	4.5x4.5	2,101	2,107	2,107	2,277	518	9,109
Ancillary	m	3.5x3.5	1,229	1,232	1,232	1,332	303	5,328
Drifting for Exploration	m	4.5x4.5	1,821	1,826	1,826	2,016	469	7,958
Ventilation Raises	m	2.5 diam	1,009	1,067	580	446	51	3,153

Total Waste Development	m		8,538	8,617	8,130	8,649	1,926	35,860
Ore Development	m	3.5x3.5	6,783	6,802	6,802	6,326	3,353	30,066

Total Development	m		15,321	15,418	14,932	14,975	5,279	65,926

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 1-6 San Dimas Life of Mine Production Schedule

Type	Units	2025	2026	2027	2028	2029	Total
ROM Production / Plant Feed	kt	629	631	631	630	708	3,229
Silver Grade	g/t Ag	285	285	285	230	153	245
Gold Grade	g/t Au	2.83	2.83	2.83	2.83	2.86	2.84
Silver-Equivalent Grade	g/t Ag-Eq	532	532	532	477	403	493
Contained Silver	M oz Ag	5.8	5.8	5.8	4.7	3.5	25
Contained Gold	k oz Au	57	57	57	57	65	294
Contained Silver-Equivalent	M oz Ag-Eq	10.8	10.8	10.8	9.7	9.2	51
Metallurgical Recovery Silver	%	94.9%	92.6%	92.6%	92.6%	92.6%	93.1%
Metallurgical Recovery Gold	%	95.1%	95.6%	95.6%	95.6%	95.6%	95.5%
Produced Silver	M oz Ag	5.5	5.4	5.4	4.3	3.2	24
Produced Gold	k oz Au	54	55	55	55	62	281
Produced Silver-Equivalent	M oz Ag-Eq	10.2	10.1	10.1	9.1	8.7	48

A total of 3.2 Mt of ore is considered to be mined and processed with grades of 245 g/t Ag and 2.84 g/t Au. Total metal produced is estimated at 25 Moz Ag and 294 Koz Au.

1.11.	Recovery Methods

The San Dimas processing plant has been in successful operation for several years, consistently achieving high recoveries based on both historical performance and recent metallurgical testing. The plant operates on a conventional cyanide leaching and Merrill-Crowe process to produce silver-gold doré bars, with an installed capacity of 3,000 tpd.

The facility is designed as a single processing train, with the crushing area separated from the rest of the circuit and connected via a belt conveyor that transfers screened material to the fine-ore bins. The plant consists of the following operating units: a two-stage crushing circuit with a primary jaw crusher and a secondary cone crusher (one in operation, one standby) in closed circuit with a double-deck 8’x16’ dry vibrating screen; three ball mills operating in parallel, each with two hydrocyclones (one operational, one standby) in closed circuit; cyanide leaching in 16 agitated tanks with two intermediate thickeners; two counter-current decantation (CCD) thickeners in series; Merrill-Crowe zinc precipitation followed by smelting; and four horizontal vacuum belt filters for tailings filtration, located adjacent to the Tailings Storage Facility. This robust configuration supports high metallurgical performance and operational efficiency across the circuit.

1.12.	Infrastructure, Permitting and Compliance Activities

The infrastructure in San Dimas is fully developed to support current mining and mineral processing activities, with part of its facilities located in the town of Tayoltita.

The main infrastructure of San Dimas consists of access roads, the district mines, which are divided into five mining areas, crushing and processing facilities known as the Tayoltita mill, the Tayoltita/Cupias tailings facilities, an assays laboratory, offices and staff camp, the Las Truchas hydroelectric generation

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facilities, an LNG and diesel-powered emergency generation plant, a local airport and infrastructure supporting the inhabitants of the Tayoltita townsite including a local clinic, schools and sport facilities.

Most of the personnel and light supplies for San Dimas arrive on First Majestic’s regular flights from Mazatlán and Durango. Heavy equipment and other supplies are brought by road from Durango and Mazatlán.

Electrical power is provided by a combination of First Majestic’s own hydroelectric generation system (Las Truchas) and the Federal Power Commission supply system (CFE). First Majestic operates the hydroelectric generation plant, which is interconnected with the CFE power grid, and a series of back-up diesel generators which are being replaced by an LNG plant in 2025.

The source of water for industrial use comes mainly from mine dewatering stations and from the recycled filtered-tailings water after it has been treated. About 80% of the water required for processing activities is being treated and recycled. A project to improve water sourcing and reliability is under review and consideration for H2 2025 completion.

Environmental and social studies are routinely performed in San Dimas to characterize existing conditions and to support the preparation of Risk Assessments and Accident Prevention Programs for the operation and are documented as part of the Environmental Management System implemented by First Majestic.

San Dimas consists of several mining areas, and it holds major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex.

The main environmental permit is the environmental license “Licencia Ambiental Unica” (LAU) under which the mine operates its industrial facilities in accordance with the Mexican environmental protection laws administered by SEMARNAT as the agency in charge of environment and natural resources. The most recent update to the main environmental permit was approved in April 2024.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the “Decree”), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender). Additionally, on March 18, 2025, the new legislative framework for the hydrocarbon sector in Mexico was published in the Federal Official Gazette. This framework introduces specific permitting requirements for various hydrocarbons, including diesel.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN, and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice.

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During the second quarter of 2023, the Company filed an amparo lawsuit, challenging the constitutionality of the Decree. As of the date of this Technical Report, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court.

San Dimas has implemented the First Majestic Environmental Management System, which supports the implementation of environmental policy and is applied to standardize tasks and strengthen a culture focused on minimizing environmental impacts. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by the Mexican environmental authorities, the Ministry of Environment and Natural Resources (SEMARNAT), through the Federal Attorney for Environmental Protection in Mexico (PROFEPA). The EMS includes an annual compliance program to review all environmental obligations.

In May 2018, San Dimas received the Clean Industry Certification for improvements to its environmental management practices at the mine.

In February 2024, for the thirteenth consecutive year, San Dimas was awarded the Socially Responsible Company (ESR) designation by the Mexican Center for Philanthropy (CEMEFI).

1.13.	Capital and Operating Costs

San Dimas has been under First Majestic’s operation since May 10, 2018. The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities. Estimated sustaining capital expenditures for the LOM plan is assumed to average approximately $20 million per annum. Table 1-7 present the summary of the sustaining expenditures estimated for San Dimas.

A summary of the San Dimas operating costs resulting from the LOM plan and the cost model used for assessing economic viability is presented in Table 1-8. A summary of the annual operating expense is presented in Table 1-9.

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Table 1-7: San Dimas Mining Sustaining Capital Costs Summary ($Million)

Type	Total	2025	2026	2027	2028	2029
Mine Development	$53.5	$12.3	$12.3	$12.3	$13.4	$3.1
Property, Plan & Equipment	$26.8	$5.2	$5.2	$5.2	$5.2	$5.9
Other Sustaining Cost	$5.7	$1.1	$1.1	$1.1	$1.1	$1.2

Total Sustaining Capital Costs	$86.0	$18.6	$18.7	$18.7	$19.8	$10.2
Near Mine Exploration	$4.5	$1.2	$1.1	$1.1	$1.0

Total Capital Costs	$90.5	$19.8	$19.8	$19.8	$20.8	$10.2

Table 1-8: San Dimas Operating Costs

Type	$/tonne milled
Mining Cost	$64.9
Processing Cost	$38.5
Indirect Costs	$57.1

Total Production Cost	$160.5
Selling Costs	$2.6

Total Cash Cost	$163.0

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 1-9: San Dimas Annual Operating Costs ($Million)

Type	Total	2025	2026	2027	2028	2029
Mining Cost	$209.6	$40.8	$41.0	$41.0	$40.9	$46.0
Processing Cost	$124.3	$24.2	$24.3	$24.3	$24.2	$27.3
Indirect Costs	$184.3	$35.9	$36.0	$36.0	$35.9	$40.4

Total Production Cost	$518.1	$101.0	$101.2	$101.2	$101.0	$113.7
Selling Costs	$8.3	$1.6	$1.6	$1.6	$1.6	$1.8

Total Cash Cost	$526.5	$102.6	$102.9	$102.9	$102.6	$115.5

1.14.	Conclusions

Under the assumptions used in this Technical Report, San Dimas has positive economics for the LOM plan, which supports the Mineral Reserve statement.

1.15.	Recommendations

A 110,000 m annual exploration program is recommended to identify new areas to support mineral resource conversion to higher confidence categories and to pursue new discoveries. This drill program is estimated to cost $12.0 million per year excluding related underground access development costs.

An annual prospect generation program consisting of prospecting, soil and rock geochemical surveys, mapping, and geophysical surveys is recommended, with an estimated cost of $400,000 per year.

The potential for adding oxygen to the leach circuit at San Dimas is currently under investigation as a means to improve leaching kinetics and enhance recoveries, particularly in the context of processing lower-grade and higher-sulfide ore bodies.

A coordinated, efficiency focused effort to reduce costs is recommended.

Finally, interventions in development and drill and blast practices should continue to be a focus to improve mine plan compliance and execution.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

2.	INTRODUCTION

2.1.	Technical Report Issuer

San Dimas is owned and operated by Primero Empresa Minera, S.A. de C.V. (Primero Empresa), which is an indirectly wholly owned subsidiary of First Majestic Silver Corp. (First Majestic). First Majestic acquired San Dimas from Primero Mining Corp. in May 2018.

The San Dimas operations consist of an operating underground mine, a processing plant, and TMF.

2.2.	Terms of Reference

This Technical Report provides information on Mineral Resource and Mineral Reserve estimates, and mine and process operations and planning for San Dimas. The Mineral Resource and Mineral Reserve estimates are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019; 2019 CIM Best Practice Guidelines). The Mineral Resource and Mineral Reserve estimates for all areas of San Dimas were prepared by First Majestic.

2.3.	Cut-off and Effective Dates

The effective date of the Mineral Resource and Mineral Reserve estimates presented in this Technical Report is December 31, 2024, which represents the cut-off date for the most relevant scientific and technical information used in the Technical Report for such estimates. The effective date for this Technical Report is August 31, 2025.

In the opinion of the undersigned Qualified Person(s), the scientific and technical information contained in this Technical Report is current as of the Technical Report’s effective date. The Mineral Resource and Mineral Reserve estimates are supported by data and interpretations valid as of December 31, 2024, and no material changes have occurred between that date and the Technical Report’s effective date that would impact the conclusions herein.

2.4.	Qualified Persons

This Technical Report has been prepared by employees of First Majestic under the supervision of Gonzalo Mercado, P.Geo., Vice President of Exploration and Technical Services, David Rowe, CPG, Director of Mineral Development, Michael Jarred Deal, RM SME, Vice President of Metallurgy & Innovation, Andrew Pocock, P.Eng., Director of Reserves, and Ms. María Elena Vázquez Jaimes, P. Geo., Geological Database Manager.

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2.5.	Site Visits

Mr. Mercado visited San Dimas on numerous occasions during 2022, 2023, 2024 and 2025, with the most recent visit being February 24 to 28, 2025, a duration of four days. During the inspections which were typically four to seven days in duration, he visited the underground mines, reviewed grade control mapping and sampling, drilling and drill sample practices, geology, logging as well as mine to mill reconciliation and mine planning processes/procedures.

Mr. David Rowe visited San Dimas on several occasions from 2018 to 2024 with the most recent visit and inspection being from October 23 – 25, 2024. During these site inspections which were typically four to seven days in duration, he reviewed and coordinated database management, geology, drilling, core handling and logging, interpretation, and integration of primary data for geological interpretation and modeling, and the Mineral Resource estimation process. The site inspections included: geological review of mapping, deposit geology, mineralization styles, and elements of interest; field visits to review surface and underground geology for all significant mineral deposits in the mine; review of the drill hole core handling, sampling, quality control, photography, and logging; review of production-related channel sampling and quality control for the sampling program; and discussions with site geologists to integrate interpretation of the geological controls with mineralization.

Ms. Vázquez Jaimes visited San Dimas on several occasions since 2019, with the most recent site visit being from July 4 to July 11 , 2024. During these visits, she conducted database audits and inspected drill core handling procedures to support Mineral Resource estimates. During the most recent visit, she carried out validation and verification of the resource estimation database, assessment of the quality assurance and quality control (QAQC) data, validation of core logging and sampling procedures, and inspection of samples storage.

Mr. Deal has been involved with the San Dimas Silver/Gold Mine since 2023, overseeing all processing and metallurgical activities. He visited the site on four occasions during 2024, with the most recent visit taking place in October 2024. Each site visit typically lasted between three and five days and focused on reviewing processing operations, metallurgical testing programs and results, assay laboratory procedures, maintenance practices, and the status of key process-related projects. These inspections provided direct insight into plant performance, operational challenges, and continuous improvement initiatives, contributing to the ongoing optimization of metallurgical recoveries and plant efficiency.

Mr. Pocock has been involved with San Dimas since August 2024, supporting technical and operational aspects including underground mining and planning, civil engineering related to tailings management and processing, environmental permitting and compliance, interim reclamation and closure, and reclamation planning and budgets. His most recent site visit was mid-December 2024.

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2.6.	Sources of Information

For the purposes of the Report, all information, data, and figures contained or used in its integration have been provided by First Majestic unless otherwise stated. Information sources are listed in Section 27 of this Technical Report.

Exploration and infill drilling are ongoing. Where applicable, results received to date from this recent drilling activity have generally supported the current resource models. The QPs for this Technical Report have reviewed the latest information available from the effective date for the Mineral Resource and Mineral Reserve Estimates to the effective date for the Technical Report and there are no material changes to the information provided in this Technical Report.

2.7.	Previously Filed Technical Reports

Previously filed technical reports and studies include the following:

•

Mendoza, R., Merino, J., Vázquez, M. and Rosario, P., 2020: NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates: technical report prepared by First Majestic Silver Corp.: San Dimas Silver/Gold Mine: Durango and Sinaloa States, Mexico:

•

Voicu G., Shannon M. and Webster R., 2014: Technical Report on the San Dimas Property, in the San Dimas District, Durango and Sinaloa States, Mexico: technical report prepared by Primero Mining Corp. of Vancouver, Canada and AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada, prepared for Primero Mining Corp.

•

Spring V., and Watts G., 2010: Technical Report on the Tayoltita, Santa Rita and San Antonio Mines in the San Dimas District, Durango State, Mexico: technical report prepared by Watts, Griffis and MacOuat Ltd, Ontario, Canada, prepared for Goldcorp Inc. and Mala Noche Resources Corp.

2.8.	Units, Currency, and Abbreviations

Units of measurement are metric unless otherwise noted. All costs are expressed in United States dollars unless otherwise noted. Common and standard abbreviations are used wherever possible. Table 2-1 shows the list of abbreviations used in this Technical Report:

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Table 2-1: List of Abbreviations and Units

Distances:	mm – millimetre	Other:	tpd – tonnes per day
	cm – centimetre		ktpd – 1,000 tonnes per day
	m – metre		Mtpa - 1,000,000 tonnes per year
	km – kilometre		kW – kilowatt
	masl – metres above sea level ft - feet		MW – megawatt
Areas:	m2 – square metre		kVA – kilovolt-ampere
	ha – hectare		MVA – Megavolt-ampere
	km2 – square kilometre		kWh – kilowatt hour
Weights:	oz – troy ounces		MWh – megawatt hour
	k oz – 1,000 troy ounces		°C – degrees Celsius
	lb - pound		Ag – silver
	g – grams		Au – gold
	kg – kilograms		Pb – lead
	t – tonne (1,000 kg)		Zn – zinc
	kt – 1,000 tonnes		Cu – copper
	Mt – 1,000,000 tonnes		Mn - manganese
Time:	min – minute		Ag-Eq – silver equivalent
	hr – hour	Assay/Grade:	g/t – grams per tonne
	op hr – operating hour		g/L – grams per litre
	d – day		ppm – parts per million
	yr – year		ppb – parts per billion
Volume/Flow:	m3– cubic metre	Currency:	$ – United States dollar k – thousand M – million
m3/hr – cubic metres per hour
cu yd – cubic yards

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

3.	RELIANCE ON OTHER EXPERTS

This section is not relevant to this Technical Report. Information pertaining to mineral tenure, surface rights, royalties, environment, permitting and social considerations, marketing and taxation were sourced from First Majestic experts in those fields as required.

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4.	PROPERTY DESCRIPTION AND LOCATION

4.1.	Property Location

San Dimas is an actively producing mining complex located near the town of Tayoltita on the borders of the States of Durango and Sinaloa, approximately 125 km northeast of Mazatlán, Sinaloa, and 150 km west of the city of Durango, in Durango State, Mexico. San Dimas is centered on latitude 24°06’38” N and longitude 105°55’36” W (Figure 4-1).

Figure 4-1: Location Map, San Dimas Property

Note: Figure prepared by First Majestic, August 2025.

4.2.	Ownership

In May 2018, First Majestic acquired San Dimas from Primero Mining Corp. Operations are conducted year-round by First Majestic’s indirectly wholly owned subsidiary, Primero Empresa.

4.3.	Mineral Tenure

In Mexico, mineral rights can be held by private parties through mining concessions granted by the federal government via the Mines Directorate of the Ministry of Economy, and these are considered exploitation concessions with a 50-year term. The San Dimas property consists of 119 individual concessions covering 71,868 ha in total that have been organized into six concessions groups to facilitate land management. These concessions groups are San Dimas, Candelero, Ventanas, Lechuguillas, Cebollas and Truchas. A

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concession location map is shown in Figure 4-2 , and the individual concessions groups are shown in Figure 4-3 to Figure 4-8.

Figure 4-2: Map of the Concession Outlines for the San Dimas Property

Note: Figure prepared by First Majestic, August 2025.

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Figure 4-3: Map of the San Dimas Concessions Group

Note: Figure prepared by First Majestic, August 2025.

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Figure 4-4: Map of the Candelero Concessions Group

Note: Figure prepared by First Majestic, August 2025.

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Figure 4-5: Map of the Ventanas Concessions Group

Note: Figure prepared by First Majestic, August 2025.

Figure 4-6: Map of the Lechuguillas Concessions Group

Note: Figure prepared by First Majestic, August 2025.

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Figure 4-7: Map of the Cebollas Concessions Group

Note: Figure prepared by First Majestic, August 2025.

Figure 4-8: Map of the Truchas Concessions Group

Note: Figure prepared by First Majestic, August 2025.

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San Dimas Silver/Gold Mine Durango and Sinaloa States, Mexico NI-43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 4-1 to Table 4-7 list the concessions by concession group. Concessions have expiry dates ranging from 2029 to 2070, of which 13 have renewal applications applied for, as shown in Table 4-1.

Table 4-1: Summary of the Six Concession Groups, San Dimas Property

Concession Group	# Concession	Status	Renewal	Size (Ha)
San Dimas	66	66	0	24,966
Candelero	7	7	0	1,785
Ventanas	30	29	1	7,702
Lechuguillas	6	6	0	29,866
Cebollas	7	6	1	6,907
Truchas	3	3	0	641

Total	119	117	2	71,868

Table 4-2: San Dimas Concessions Group List

Concession	Title	Size (Ha)	Status	State	Area	Valid to
San Manuel	151174	104	Active	Durango	SAN DIMAS	2069-03-23
Chela	153116	254	Active	Durango	SAN DIMAS	2070-07-13
Resurgimiento	165046	93	Active	Durango	SAN DIMAS	2029-08-22
Yolanda	165489	10	Active	Durango	SAN DIMAS	2029-10-10
San Luis 1	165682	391	Active	Durango	SAN DIMAS	2029-11-27
San Luis 2	165683	474	Active	Durango	SAN DIMAS	2029-11-27
San Luis 3	165981	307	Active	Durango	SAN DIMAS	2030-02-03
El Reliz	166004	8	Active	Durango	SAN DIMAS	2030-02-19
Carrizo	166615	2	Active	Durango	SAN DIMAS	2030-06-26
San Daniel	172411	322	Active	Sinaloa	SAN DIMAS	2033-12-14
Castellana Uno	176291	108	Active	Durango	SAN DIMAS	2035-08-25
Libia Estela	177195	151	Active	Durango	SAN DIMAS	2036-03-03
Promontorio	177826	2	Active	Durango	SAN DIMAS	2036-04-28
San Miguel	178938	66	Active	Durango	SAN DIMAS	2036-10-27
San Vicente Fracc. Suroeste	179299	300	Active	Sinaloa	SAN DIMAS	2036-12-07
Ampliación de El Reliz	179954	96	Active	Durango	SAN DIMAS	2037-03-22
La Castellana	180164	90	Active	Durango	SAN DIMAS	2037-03-23
Hueco 2	180165	0.09	Active	Durango	SAN DIMAS	2037-03-23
Juan Manuel	180260	16	Active	Durango	SAN DIMAS	2037-03-23
Ampl. Noche Buena en Frapopan	180679	234	Active	Durango	SAN DIMAS	2037-07-13
San Vicente Fraccion Norte	180933	430	Active	Durango y Sinaloa	SAN DIMAS	2037-08-13
Noche Buena en Frapopan	182516	400	Active	Durango	SAN DIMAS	2038-07-14
Ampl. Nuevo Contra Estaca Fracción B	183980	406	Active	Durango y Sinaloa	SAN DIMAS	2038-11-24
Guarisamey III	184239	115	Active	Durango	SAN DIMAS	2039-02-14
Ampl. Nuevo Contra Estaca Fracción A	184991	319	Active	Durango y Sinaloa	SAN DIMAS	2039-12-12
El Favorable	185109	452	Active	Durango	SAN DIMAS	2039-12-13
Hueco 1	185138	0.4	Active	Durango	SAN DIMAS	2039-12-13

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Concession	Title	Size (Ha)	Status	State	Area	Valid to
Nuevo Contra Estaca Fracc. W	185479	324	Active	Durango y Sinaloa	SAN DIMAS	2039-12-13
Armida Sur	185763	6	Active	Durango	SAN DIMAS	2039-12-13
La Fe	185842	39	Active	Durango	SAN DIMAS	2039-12-13
Juan Manuel Dos	185853	4	Active	Durango	SAN DIMAS	2039-12-13
Guarisamey Fracción B	185891	330	Active	Durango	SAN DIMAS	2039-12-13
Guarisamey Fracción A	185892	378	Active	Durango	SAN DIMAS	2039-12-13
Armida Sur Fracc. II	186277	3	Active	Durango	SAN DIMAS	2040-03-21
Ampl. Nuevo Contra Estaca Fracción C	186378	474	Active	Durango y Sinaloa	SAN DIMAS	2040-03-28
San Miguel I	186901	172	Active	Durango	SAN DIMAS	2040-05-16
San Miguel 2	186902	452	Active	Durango	SAN DIMAS	2040-05-16
Hueco Guarisamey	186949	6	Active	Durango	SAN DIMAS	2040-05-16
Armida Sur Fraccion. I	189878	1	Active	Durango	SAN DIMAS	2040-12-05
Hueco Tayoltita	191055	28	Active	Durango	SAN DIMAS	2041-04-28
La Soledad	191661	21	Active	Durango	SAN DIMAS	2041-12-18
Juan Manuel Tres	194784	335	Active	Durango	SAN DIMAS	2042-06-14
Guarisamey II	195198	89	Active	Durango	SAN DIMAS	2042-08-24
Armida	195215	98	Active	Durango	SAN DIMAS	2042-08-24
Nuevo Contra Estaca Fracc. E	196309	376	Active	Durango y Sinaloa	SAN DIMAS	2043-07-15
Guarisamey IV Fracción A	196363	320	Active	Durango	SAN DIMAS	2043-07-15
Tayoltita Norte	196367	2,650	Active	Durango y Sinaloa	SAN DIMAS	2043-07-15
Ampl SW Contra Estaca	198339	663	Active	Durango y Sinaloa	SAN DIMAS	2043-11-18
Alicia II	198408	204	Active	Durango	SAN DIMAS	2043-11-25
Tayoltita	198571	2,320	Active	Durango	SAN DIMAS	2043-11-29
Tayoltita Oeste	201555	1,395	Active	Durango y Sinaloa	SAN DIMAS	2045-10-19
Guarisamey V Fraccion 1	203798	333	Active	Durango	SAN DIMAS	2046-09-29
Guarisamey Sur	208834	3,026	Active	Durango	SAN DIMAS	2048-12-14
Guarisamey Norte	209396	489	Active	Durango	SAN DIMAS	2049-04-08
Contra Estaca Norte	209592	237	Active	Durango y Sinaloa	SAN DIMAS	2049-08-02
Guarisamey IV Fracción B	209606	321	Active	Durango	SAN DIMAS	2049-08-02
SanLuis Norte 1	215251	175	Active	Durango	SAN DIMAS	2052-02-13
SanLuis Norte 2	215252	66	Active	Durango	SAN DIMAS	2052-02-13
SanLuis Norte 3	215253	839	Active	Durango	SAN DIMAS	2052-02-13
Tayoltita Sur	215615	784	Active	Durango	SAN DIMAS	2046-12-11
San Miguel 3	223676	3	Active	Durango	SAN DIMAS	2055-02-01
Guarisamey Suroeste	223782	359	Active	Durango	SAN DIMAS	2055-02-14
Frac. Ampl. Noche Buena en Frapopan	236605	11	Active	Durango	SAN DIMAS	2060-07-27
Guarisamey V Fracc. NE	203799	253	Active	Durango	SAN DIMAS	2046-09-29
Ampl. Tayoltita Norte	215331	1,950	Active	Durango	SAN DIMAS	2044-04-18
Tahonitas	221050	283	Active	Durango	SAN DIMAS	2053-11-13

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Table 4-3: Candelero Concessions Group List

Concession	Title	Size (Ha)	Status	State	Area	Valid to
Candelero Uno Fracc. Uno	245214	51	Active	Sinaloa	CANDELERO	2066-11-14
Candelero Dos	245571	699	Active	Sinaloa	CANDELERO	2067-08-30
Candelero Uno Fracc. Dos	245215	65	Active	Sinaloa	CANDELERO	2066-11-14
Santa Cruz Tres	245320	489	Active	Sinaloa	CANDELERO	2066-11-22
Candelero II	245653	195	Active	Sinaloa	CANDELERO	2067-10-14
Santa Cruz	245319	58	Active	Sinaloa	CANDELERO	2066-11-22
Candelero Dos Fracc. 1	245450	228	Active	Sinaloa	CANDELERO	2067-02-27

Table 4-4: Ventanas Concession Group List

Concession	Title	Size (Ha)	Status	State	Area	Valid to
La Prieta	151613	9	Active	Durango	VENTANAS	2069-07-10
María Elena	167072	22	Active	Durango	VENTANAS	2030-08-28
El Rosario	167073	15	Active	Durango	VENTANAS	2030-08-28
Mina Grande	167074	9	Active	Durango	VENTANAS	2030-08-28
Buen Dia	167075	57	Active	Durango	VENTANAS	2030-08-28
Noche Buena	167076	55	Active	Durango	VENTANAS	2030-08-28
Josefina	167077	3	Active	Durango	VENTANAS	2030-08-28
San Cayetano	167078	22	Active	Durango	VENTANAS	2030-08-28
California	167079	6	Active	Durango	VENTANAS	2030-08-28
San Miguel	167080	64	Active	Durango	VENTANAS	2030-08-28
Concepción	169369	6	Active	Durango	VENTANAS	2031-11-11
Mala Noche	184834	499	Active	Durango	VENTANAS	2039-12-04
Los Chabelos	186020	197	Active	Durango	VENTANAS	2039-12-13
Los Muros	203662	30	Active	Durango	VENTANAS	2046-09-12
Ampl. La Prieta	203983	110	Active	Durango	VENTANAS	2046-11-25
Cuquita	204383	41	Active	Durango	VENTANAS	2047-02-12
Tayoltita I Fracc. A	210494	226	Active	Durango	VENTANAS	2049-10-07
Tayoltita I Fracc. B	210773	440	Active	Durango	VENTANAS	2049-11-25
Mala Noche Fracc. Sur	214781	191	Active	Durango	VENTANAS	2039-12-04
El Colorín Fracción Sur	214785	151	Active	Durango	VENTANAS	2038-11-22
Ampliación El Rosario	214786	88	Active	Durango	VENTANAS	2039-10-30
Nuevo Ventanas Fracc. E	214787	55	Active	Durango	VENTANAS	2040-12-04
San Cayetano	214788	351	Active	Durango	VENTANAS	2041-12-18
Nuevo Ventanas Fracc. W	214789	195	Active	Durango	VENTANAS	2039-10-09
Mala Noche Oeste	214842	280	Active	Durango	VENTANAS	2043-07-15
Ampliación Mina Grande	215332	117	Active	Durango	VENTANAS	2047-01-30
Mala Noche Norte Fracc. 1	215614	126	Active	Durango	VENTANAS	2044-04-18
Mala Noche Norte Fracc. 2	215731	104	Active	Durango	VENTANAS	2044-04-18
Nuevo Mala Noche	243489	775	Active	Durango	VENTANAS	2064-10-09
Ampl. Mala Noche Frac. 2	38839	1,180	In Process	Durango	VENTANAS	In Process
Ampl. Mala Noche Frac. 1	38839	2,250	In Process	Durango	VENTANAS	In Process

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Table 4-5: Lechuguillas Concessions Group List

Concession	Title	Size (Ha)	Status	State	Area	Valid to
El Gavilán 2	230976	990	Active	Durango	LECHUGUILLA	2057-11-21
El Gavilán 3	230977	3,191	Active	Durango	LECHUGUILLA	2057-11-21
El Alacrán	231975	455		Durango	LECHUGUILLA	2058-05-27
San José de Causas	231525	20,341	Active	Sinaloa y Durango	LECHUGULLA	2058-03-06
El Cuervo	231442	2,042	Active	Sinaloa y Durango	LECHUGUILLA	2058-02-27
Tayoltita Sur Uno	245230	2,847	Active	Sinaloa y Durango	LECHUGUILLA	2066-11-14

Table 4-6: Cebollas Concessions Group List

Concession	Title	Size (Ha)	Status	State	Area	Valid to
Temehuaya 2	231439	2679	Active	Durango	CEBOLLAS	2058-02-27
El Tecolote	231443	2,490	Active	Durango	CEBOLLAS	2046-09-27
Anexo Cebollas	245158	433	Active	Durango	CEBOLLAS	2066-11-07
Nuevo Cebollas Siete	246738	368	Active	Durango	CEBOLLAS	2068-11-08
Nuevo Cebollas Seis	245619	200	Active	Durango	CEBOLLAS	2067-09-07
Nuevo Cebollas Tres	245568	40	Active	Durango	CEBOLLAS	2067-08-17
Nuevo Cebollas Cuatro	38889	699	In Process	Durango	CEBOLLAS	In Process

Table 4-7: Truchas Concessions Group List

Concessions	Title	Size (Ha)	Status	State	Area	Valid to
Ejido Huahuapan	228062	500	Active	Durango	TRUCHAS	2056-09-28
Truchas Uno	228067	59	Active	Durango	TRUCHAS	2056-09-28
Truchas Dos	228068	82	Active	Durango	TRUCHAS	2056-09-28

As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas property have been surveyed on the ground by a licensed surveyor.

All applicable payments and reports have been submitted to the relevant authorities, and the licenses are in good standing as at the Technical Report effective date.

4.4.	Royalties

Discussion on the streaming agreement with Wheaton Precious Metals International Ltd. (Wheaton Precious Metals) is provided in Section 19 of this Technical Report.

4.5.	Surface Rights

Surface rights in Mexico are separate from mineral rights. Under the mining law, mining rights holders have the right to use and access areas that are planned for exploration or exploitation. First Majestic (and its predecessor companies) secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

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The local communities are Ejidos, village lands communally held in the traditional system of surface land tenure that combine communal ownership with individual use. The most relevant Ejido in the area is the Ejido San Dimas as more the majority of the production comes from mineralization located under this Ejido. Agreements with Ejido San Dimas are in place for the use of surface land for exploration activities and ventilation infrastructure. The second most relevant Ejido in terms of surface rights is the Rincon de Calabazas Ejido, which covers prospective ground within the San Dimas property. An agreement dated October 2019 with the Rincon de Calabazas Ejido allows First Majestic to occupy surface land for exploration activities and ventilation infrastructure for a period of seven and a half years. It is expected that the agreement will be able to be renewed at the end of the current agreement period.

4.6.	Permitting Considerations

San Dimas holds major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex. As a historic operation the mine pre-dates several of the Mexico mining regulations, the Company has endeavoured to progressively acquire permits and regularize the operation as well as addressing historic environmental liabilities. Details of the permits held in support of operations are discussed in Section 20 of this Technical Report.

4.7.	Environmental Considerations

Environmental considerations are discussed in Section 20 of this Technical Report.

4.8.	Existing Environmental Liabilities

Environmental liabilities for the operation are typical of those that would be expected to be associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, hydroelectric plant, power lines, dry-stacked tailings and all surface infrastructure that supports the operations.

Primero Empresa is currently mitigating two past environmental liabilities: reclamation of the old San Antonio milling facilities (Contraestaca) and closure/reclamation of the old San Antonio tailings facilities. The dismantling of the mills, structures, and tanks was completed several years ago. The remaining work to reclaim the old San Antonio mill site and the tailings facility is ongoing with funds allocated in the asset retirement obligation (ARO).

Additional information on the environmental considerations for San Dimas district is provided in Section 20.

4.9.	Significant Factors and Risks

To the extent known to the QPs, there are no other significant factors and risks that may affect access, title, or the legal right or ability to perform work at San Dimas that are not discussed in this Technical Report.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1.	Accessibility

The San Dimas processing facilities are located near the town of Tayoltita, which has a population of approximately 10,000 inhabitants.

Access to San Dimas is by air or road from the cities of Durango and Mazatlán. The town of Tayoltita has an airstrip and a licensed airport, First Majestic owns and operates a fully licensed airline company, Primero Transportes Aereos, S.A. de C.V., which owns and maintains a Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Other commercial air-transportation companies schedule regular daily flights to Tayoltita. Flights from either Mazatlán or Durango to the town of Tayoltita require approximately 40 minutes. Most of the transportation of personnel and light supplies, as well as emergency transportation, is attended to by First Majestic’s regular flights from Mazatlán and Durango to and from the site. Heavy equipment and supplies are brought in by road mainly from Durango.

A new road connecting Mazatlán with Tayoltita has been completed, it is a year-round route via a ~240km long paved road, the trip from Mazatlán to Tayoltita requires about four hours.

The access from Durango City is an all-year route via a 112 km-long paved road from Durango to the town of Santa Lucia and a 120 km service road from Santa Lucia to Tayoltita. This trip takes about six and a half hours.

Figure 5-1 shows the access by road to San Dimas and the property location with respect to Mazatlán and Durango.

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Figure 5-1: Road Access to the San Dimas Property, near Tayoltita

Note: Figure prepared by First Majestic, August 2025.

5.2.	Climate

The climate of the San Dimas district is semi-tropical, characterized by relatively hot temperatures and humidity, with hot summers (maximum around 39°C) and mild winters (minimum 11°C). At higher elevations in the Sierra, frosty nights occur in the winter (November through March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms between October and January can result in considerable additional rainfall. The average annual rainfall fluctuates between 66 and 108 mm. Exceptionally, in 2019 the annual rainfall was 488 mm.

The Las Truchas hydroelectric plant provides energy to the San Dimas operation. The water is collected from streams into a water dam located on the plateau. The power generated by the Las Truchas hydroelectric plant is relevant for the operation in terms of cost effectiveness and reliability as power from the grid provided by the Federal Commission of Electricity (CFE) is more expensive and has frequent, short, outages that can disrupt the operations.

As prolonged drought conditions could affect operations, First Majestic is assessing the economic merit of expanding the hydro dam capacity (discussed in Section 26) and has incorporated Liquefied Natural Gas energy generation.

Weather does not affect the mining and processing operations, and these activities are carried out on a year-round basis.

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5.3.	Local Resources and Infrastructure

Tayoltita is the largest population centre in the region. Including mining personnel, the town has approximately 10,000 inhabitants. Population outside of this center is sparse. Subsistence farming, ranching, logging, and mining are the predominant activities in the region.

Mining activities at San Dimas are performed by a combination of First Majestic personnel and contract workers.

Surface rights for mining operations are up to date.

Water for the mining operations is obtained from wells, underground dewatering, recycled from processing activities and from the Piaxtla River.

Power is provided by a combination of hydroelectric, gas generation, and the federal grid system.

Tailings and waste storage areas, as well as the processing facility are well established.

Figure 5-2 shows an aerial view of the mill in the foreground, the airstrip to the right, and the rugged terrain within which San Dimas is situated.

Details of the infrastructure that supports San Dimas are provided in Section 18 of this Technical Report.

Collectively, these conditions are sufficient for ongoing mining operations at San Dimas.

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Figure 5-2: Processing Plant, Airstrip and Rugged Terrain, Aerial View looking East

Note: Image taken by First Majestic, August 2025.

5.4.	Physiography

San Dimas is located in the central part of the Sierra Madre Occidental, a mountain range characterized by rugged topography with steep, often vertical, walled valleys, and narrow canyons. Elevations vary from 2,400 metres above mean sea level (masl) on the high peaks to elevations of 400 masl in the valley floor of the Piaxtla River.

The main drainage in the San Dimas district is the Piaxtla River and its tributaries. The Piaxtla River is a short coastal river whose source is in the Sierra Madre, close to the Durango–Sinaloa state border, and which flows into the Pacific Ocean. The Piaxtla River has a length of 220 km and drains a basin of 11,473 km².

Vegetation at the mid-to-higher elevations is dominated by pines, junipers, and to a lesser extent, oaks, while the lower slopes and valleys are covered with thick brush, cacti, and grass.

5.5.	Comment on Section 5

In the opinion of the QPs, the existing local infrastructure, availability of staff, and methods whereby goods are transported to San Dimas are well-established and well understood by First Majestic and can support the declaration of Mineral Resources and Mineral Reserves (see discussion in Section 18).

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All necessary primary infrastructure for the current operations is operational, being maintained and is sufficient for the projected LOM plan (see discussion in Section 18).

Surface rights for infrastructure and mining are discussed in Section 4.5.

Operations are currently conducted year-round.

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6.	HISTORY

6.1.	Ownership History

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, by the American-owned San Luis Mining Company and the Mexican-owned Candelaria Company.

In 1961, Minas de San Luis, a company owned by Mexican interests, acquired 51% of San Dimas group of properties and assumed operations of the mine. In 1978, the remaining 49% interest in the mine was obtained by Luismin S.A. de C.V (Luismin). In 2002, Wheaton River Minerals Ltd. (Wheaton River) acquired the property from Luismin and in 2005 Wheaton River merged with Goldcorp Inc. (Goldcorp). Under its prior name Mala Noche Inc., Primero Mining Corp. (Primero) acquired San Dimas from subsidiaries of Goldcorp in August 2010. In May 2018, First Majestic acquired 100% interest in San Dimas property through acquisition of Primero.

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Table 6-1 summarizes the San Dimas property ownership history.

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Table 6-1: Summary History of San Dimas Property

Time Period	Milestone

1757–1810	There is record of Hispanic mining production in the area during the 16th and 17th centuries Spaniards exploited the high-grade areas of the Los Queleles and other gold and silver mines

1810–1821	Mexican War of Independence. Mining activities ceased in the region.

1821–1880	The region remained isolated with minor mining activities.

1880–1882	Mining activities were reactivated by William Randolph Hearst, who purchased the old Tayoltita mine under the name of the San Luis Mining Company.

1883	Colonel Burns took control of the Candelaria mine.

1883–1904	The Contraestaca (San Antonio) mine was discovered, together with several large, high-grade deposits.

1904	A mill and a flotation plant/cyanide circuit were built for the first time in Mexico.

1940	Candelaria mined out. The mineral rights were purchased by the San Luis Mining Company.

1941	The San Dimas group of properties was consolidated under the ownership of the San Luis Mining Company.

1959	Mexican law governing natural resources requires that 51% of the ownership of a mining company must be held by Mexican nationals.

1961	Minas de San Luis S.A. de C.V., a company owned by Mexican interests, acquires 51% of the San Dimas group of properties.

1962–1977	The mine is operated by a partnership between the San Luis Mining Company and Minas de San Luis S.A. de C.V.

1978	A subsidiary of Minas de San Luis S.A. de C.V., Luismin, acquires the remaining 49% of the San Luis Mining Company.

1982	Luismin acquired the Ventanas Concessions Group

1978–2001	Luismin, as sole operator, operates continuously with an average production rate of 700 tpd.

2002	Luismin sells the San Dimas operations to Wheaton River Minerals Ltd. (Wheaton River).

2003	Production rate is increased to 1,600 tpd.

2005	Wheaton River merges with Goldcorp. Inc.

2006	Production rate is increased to 2,100 tpd.

2010	Mala Noche Inc. acquires a 100% interest in the San Dimas mine, enters into a streaming contract with Wheaton Precious Metals, successor to Wheaton River.

2011	Mala Noche Inc. changes its name to Primero Mining Corp. (Primero).

2011–2018	Primero is mine operator, with a production peak of 2,800 tpd in 2016. Primero increased the land position by acquiring an interest in the Lechuguillas Concessions Group.

2018	In May 2018, First Majestic acquires a 100% interest in the San Dimas Project through acquisition of Primero. The streaming contract with Wheaton Precious Metals is renegotiated.

6.2.	Exploration History

In the San Dimas district, there are historical records that mention workings as far back as 1757, but it would not be until 1890 that there would be formal operations by the American-owned San Luis Mining Company and the Mexican-owned Candelaria Company. Later, in the 1960s, higher-grade discoveries would lead to the first deep drilling campaigns and to excavation of the initial long mining tunnels.

In 1975, the first 4.5km-long tunnel, the longest in the district at the time, was completed at the Tayoltita mine, this being an area where mineralization discoveries such as the San Luis vein had taken place following the Favorable Zone concept aided by field geology (see Section 7.4). In the 1980s, American and

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Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the southeast of the area known as the Tayoltita Block. As a result of the exploration the Santa Rita vein was discovered in what became known as the Santa Rita Area.

By the late 1980s and early 1990s, the Favorable Zone concept and Ag:Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio area on the western side of the Tayoltita mine. After acquisition of the property by Luismin, there was a significant reduction in exploration activities throughout the whole mining district.

Wheaton River completed long drill holes together with excavation of long tunnels that were perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita, and Sinaloa Graben (Figure 6-1), where significant intersections and new high-grade veins were discovered. Exploration of these veins by drilling and the development of tunneling continued during the Primero ownership period. The Sinaloa Graben and San Fernando tunnels were extended to the north, intercepting more veins, which are currently in production.

Exploration and drilling activities conducted by First Majestic are summarized in Section 9 and Section 10 of this Technical Report.

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Figure 6-1: Map showing Mining Tunnels at the Time Wheaton River Acquired the Property

Note: Figure modified by First Majestic after Goldcorp., 2010.

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6.3.	Production History

Historical production to date from the San Dimas district is estimated at more than 710 Moz of silver and more than 10 Moz of gold (Enriquez et al., 2018), placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from 2014 to 2024 San Dimas is shown in Figure 6-2, San Dimas historical production to December 2024 is estimated at more than 766 Moz of silver and more than 11.1 Moz of gold.

Figure 6-2: San Dimas Production from 2014 to 2024

Note: Figure prepared by First Majestic, April 2025.

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7.	GEOLOGICAL SETTING AND MINERALIZATION

7.1.	Regional Geology

Information on the regional setting for the San Dimas district has been summarized primarily from Montoya et al. (2019, 2020) and Enriquez et al. (2001).

The San Dimas district is located in the central part of the Sierra Madre Occidental (SMO), near the Sinaloa-Durango state border. As a physiographic province, the SMO comprises a high plateau with an average elevation exceeding 2000m above sea level, extending from the Mexico-US border to the Trans-Mexican Volcanic Belt. Numerous epithermal deposits have been found along the SMO (Figure 7-1).

Figure 7-1: Physiographic Provinces around the San Dimas District

Note: Figure from Montoya et. al., 2019.

The SMO includes primarily Late Cretaceous to early Miocene igneous rocks formed during two main periods of continental magmatic activity (Ferrari et al., 2018a) (Figure 7-2).

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Figure 7-2: Regional Geological Map of Central Sierra Madre Occidental

Note: from Montoya et al., 2019. Showing the Main Post-Eocene Extensional Structures and Principal Mining Districts. San Dimas enclosed within the white frame.

Two major volcanic successions from these periods represent approximately 3,500 m in thickness and are separated by erosional and depositional unconformities. They are known as Lower Volcanic Complex (LVC) and Upper Volcanic Group (UVG)

The LVC consists of predominantly intermediate volcanic and intrusive rocks, the so-called Laramide magmatic arc, which developed during east-verging subduction of the Farallon plate beneath the North America continent between approximately 100 and 50 Ma (Gastil, 1975; Henry et al., 2003; McDowell et al., 2001; Ortega-Gutiérrez et al., 2014; Valencia-Moreno et al., 2017). After a transitional period that lasted until the late Eocene (Ferrari et al., 2018a), volcanism became markedly silicic and then bimodal, forming the UVG. Silicic ignimbrites represent the overwhelming component of this volcanism, which makes the Sierra Madre Occidental one of the largest silicic volcanic provinces on Earth (Bryan and Ferrari, 2013). Most of these rocks were deposited during two ignimbrite episodes at approximately 35–29 Ma along the entire province and at approximately 24–20 Ma in the southern SMO (Ferrari et al.,2002, 2007; McDowell and McIntosh, 2012). Mafic lavas, often with an intraplate affinity, are found intercalated within the ignimbrite successions since 33 Ma (Ferrari et al., 2018a; 2018b).

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This section is primarily summarized from Montoya et al., 2019, and Enriquez and Rivera, 2001.

In the San Dimas district, the local geology is defined by the LVC and the UVG. These volcanic successions are separated by erosional and depositional unconformities and are intruded by intermediate and basic rocks.

7.1.1.	Stratigraphy

A general stratigraphic column for the San Dimas district is provided in Figure 7-3 and a general geology map of the area is included as Figure 7-4.

Figure 7-3: Stratigraphic Column, San Dimas District

Note: Figure from Montoya et al., 2019.

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Figure 7-4: Geological Map of San Dimas Property

Note: Lines in red represent veins. Figure prepared by First Majestic April 2025.

7.1.2.	Lower Volcanic Complex (LVC)

The LVC has traditionally been divided into informal geological units, primarily based on field observations. From base to top, these are the Socavón rhyolite, the Buelna andesite, and the Portal rhyolite, defined as a sequence of interlayered tuffs and lesser lava flows of felsic to intermediate composition (Locke, 1918; Davidson, 1932; Henshaw, 1953):

•	The Socavón rhyolite is more than 700 m thick and is host to several productive veins in the district;

•	The Buelna andesite, which is remarkably persistent throughout the area, is well-bedded, and ranges in thickness from 20–75 m;

•

The Portal rhyolite is a grey, cream- to purple-coloured rock containing potassic feldspar and quartz that cement small (5–10 mm) volcanic rock fragments. It ranges in thickness from 50–250 m and is also prevalent throughout the district.

These rocks are unconformably overlain by a succession of informally named andesitic lavas and sedimentary rocks, from base to top, including:

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•

The Productive andesite, >750 m thick, divided into two varieties based on grain size, but which are of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1–2 mm plagioclase phenocrysts);

•	The Las Palmas formation, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, and >300 m thick;

•

The Camichin unit, comprises green epiclastic conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit crops out extensively in the Tayoltita area.

7.1.3.	Upper Volcanic Group (UVG)

In the San Dimas district, the UVG is informally divided into a subordinate lower unit composed mainly of lavas of intermediate composition, the Guarisamey andesite, and an upper unit, the Capping rhyolite. The Capping rhyolite consists of rhyolitic ash flows and air-fall tuffs, may reach as much as 1,500 m in thickness in the eastern part of the district; however, within most of the district it is averages about 1,000 m thick.

7.1.4.	Intrusive Rocks

The two volcano–volcaniclastic successions are intruded by intermediate rocks, consisting of the Arana intrusive andesite and the Arana intrusive diorite (Henshaw, 1953), and a felsic suite comprising the Piaxtla granite and Santa Lucia, Bolaños, and Santa Rita dikes. The basic dikes intrude both the LVC and the UVG.

7.1.5.	Structural Geology

The structural context for the San Dimas property was investigated by Ballard (1980), who focused on the structural control of mineralization in the Tayoltita mine, and by Horner and Enriquez (1999), who studied the structural geology and tectonic controls for the district as a whole.

Figure 7-5 shows the structural geology and major faults relative to the underground mines. The most prominent structures are major north–northwest-trending normal faults with opposite vergence that divide the district into five fault-bounded blocks that are tilted to the east–northeast or west–northwest (Enriquez and Rivera, 2001).

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Figure 7-5: San Dimas Structural Map

Note: Figure prepared by First Majestic, April 2025.

All the major faults exhibit northeast–southwest extension. Dips vary from nearly vertical to approximately 55° (Horner and Enriquez, 1999). East–west to west–southwest–east–northeast striking fractures, perpendicular to the major normal faults, are often filled by quartz veins, dacite porphyry dikes, and pebble dikes. These are later cut by rhyolite porphyry dikes that intruded north–south to north–northwest–south–southeast trending fissures (Smith et al., 1982). Horner and Enriquez (1999) grouped the development of major faults, veins, and dikes into three deformational events:

•

D1: Represented by tension gashes with an east–west to northeast–southwest orientation and a slight right-lateral offset. Developed in the late Eocene. These structures host the first hydrothermal vein systems;

•

D2: Produced north–south-trending right-lateral strike-slip to transtensional faults due to a rotation of the maximum horizontal principal stress to an approximate northeast–southwest position. In this stage, interpreted to have occurred in the early Oligocene, a second set of hydrothermal veins developed;

•

D3: Produced the major block faulting that affected the entire district along northwest–southeast-striking normal faults, which in some cases reactivated the former strike-slip faults during the late Oligocene–Miocene period. These faults host bimodal dikes, which are part of the UVG. The

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northwest–southeast (D3 event) extensional fault systems exposed the mineralization and tilted all the succession prior to the deposition of a ~24 Ma ignimbrite package. Recent studies indicate that an older west–southwest–east–northeast trending normal fault system with up to 1 km of displacement must exist between the San Dimas area and the Causita and Ventanas areas to the south. This fault system, currently buried beneath Oligocene–Miocene ignimbrites, may have controlled the intrusion of the Piaxtla batholith and played a crucial role in the preservation of the large vein systems in the San Dimas district in a tectonic depression setting.

Figure 7-6 is a geological section across the San Dimas property perpendicular to the main faults showing the five tilted fault blocks. In most cases, the faults post-date the mineralizing event in age and offset both the LVC and UVG.

Figure 7-6: Regional Geological Section Across the San Dimas Property

Note: Figure prepared by First Majestic, after Goldcorp.

7.2.	Mineralization

Within the San Dimas district, the mineralization is typical of epithermal vein structures with banded and drusy textures. Epithermal-style veins occupy east–west-trending fractures, except in the southern part

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of the Tayoltita Block where they strike mainly northeast, and in the Santa Rita area where they strike north–northwest (see Section 7.4 for block and area descriptions).

The Favourable Zone concept for San Dimas was developed in the mid-seventies in the Tayoltita Block, based on the San Luis vein, which was mined out in the late 1990s. The mine geologists observed that bonanza grades along the San Luis vein were spatially related to the Productive andesite unit and/or to the interphase between the Productive andesite and the Portal rhyolite and/or the Buelna andesite. This spatial association of vein-hosted mineralization to a favorable zone within the volcanic sequence is now recognized in other fault blocks and constitutes a major exploration criterion for the district.

The veins were formed in two distinct phases. The east–west striking veins developed first, followed by a second system of north–northeast-striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing, and sigmoidal structures. They vary in width from a fraction of a centimeter to as much as 8 m wide, but average 1.5–2.0 m. The veins have been followed underground from a few meters in strike-length to more than 1,500 m. An example of these veins, the Jessica Vein, which extends for more than 1,000 m in the Central Block, is illustrated in Figure 7-7.

Figure 7-7: The Jessica Vein Within the Favourable Zone, Vertical Section

Note: Black dots represent exploration and delineation drilling intercepts. The Favorable Zone, the interphase between Productive andesite and rhyolite, is positioned between the two red dotted lines. Figure prepared by First Majestic, April 2025.

Three major stages of mineralization have been recognized in the district:

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•	Early stage;

•	Mineralization-forming stage;

•	Late-stage quartz.

These three distinct sub-stages of the mineralization-forming stage can be discriminated by distinctive mineral assemblages with ore-grade mineralization occurring in all three sub-stages:

•	Quartz–chlorite–adularia;

•	Quartz–rhodonite;

•	Quartz–calcite.

The paragenetic sequence for vein formation is summarized in Figure 7-8.

Figure 7-8: Paragenetic Vein Sequence, San Dimas

Note: Figure prepared by Silver Wheaton (now Wheaton Precious Metals), after Clarke, 1986; and Enriquez, 1995. QTZ=quartz, CHL=chlorite, AD=adularia, RHOD=rhodochrosite, CAL= calcite

The mineral-forming vein stage mineralogy consists primarily of white to light grey, medium-to-coarse-grained crystalline quartz. The quartz contains intergrowths of base metal sulphides (sphalerite, chalcopyrite, and galena) as well as pyrite, argentite, polybasite [(Ag,Cu)6(Sb,As)2S7], stromeyerite (AgCuS), native silver, and electrum. The veins are formed by filling previous fractures and typical textures observed include crustification, comb structure, colloform banding and brecciation. Figure 7-9 is a photograph of the Roberta vein, San Dimas.

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Figure 7-9: Roberta Vein, Central Block, San Dimas

Note: Photo by First Majestic.

Mineralized shoots within the veins have variable strike lengths (5–600 m); however, most average 150 m in strike-length. Down-dip extensions of mineralized shoots are up to 200 m in length and are generally less than the strike length.

7.3.	Deposit Descriptions

More than 125 mineralized quartz veins have been recognized across the San Dimas property. Table 7-1 presents the list of significant mineralized veins by mine zone, which are commonly defined by the major fault blocks.

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Table 7-1: List of Major Veins by Mine Zone in the San Dimas Property District

Veins per mine zone

West Block	Graben Block	Central Block	Tayoltita Block		Santa Rita Area	El Cristo Area	Alto Arana Area	San Vicente Area	Ventanas

Esperanza	Santa Regina	Santa Jessica	San Francisco	732 (Tay)	Promontorio	Guadalupe	Alto Arana	San Juan	Rivereña

San Rafael	Trinidad	Noche Buena	Cedral	710 (Tay)	Blendita	El Cristo Area		San Vicente	Eleonor

Tescalama	Alexa	Frapopan	930	Escondida	Liliana	Camichin			Guadalupe

Coronado	Victoria	Pozolera	300_8000 (Tay)	5 Señores	San Pablo	Veta Nueva			El Carmen

Escobosa	Lilith-Paula	Roberta	Culebra	Laura	Carrizo	Tejas			Valenciana

Sta. Teresa	Aranza	San Enrique	Candelaria	Guadalupe	San Jose	Verdosa			Mala Noche

San Antonio	Elia	Robertita	San Luis	Yadira	Carolina	El Reliz			La Prieta

Guadalupe	Franklin	Marina 1	Maria Elena	300_8001 (Tay)	Nancy

Carmen		Marina 2	Itzel	550 (Tay)	Cristina

Rosario		Gloria	207 (Tay)	607 (Tay)	Marisa

Peggy		Jael	Perlita	615 (Tay)	Patricia II

Macho Bayo		Gabriela	326 (Tay)	623 (Tay)	Patricia II

Enik		Soledad	Elisa_26	636 (Tay)	Magdalena

Perez		Castellana	Aurora	638 (Tay)	Trinidad

San Jose		Celia	Catalina (Tay)	640 (Tay)	Santa Rita

Marshall		San Salvador	Don Eduardo	653 (Tay)	Tecolota

Carmen		Santa Gertrudis	Clarisa (Tay)	714 (Tay)	El Sol

Pinito		Santa Lucia	Luz-María	900 (Tay)	La Luna

		El Oro	Lidia Marcela	Marcela_314	America

		Angelica	711 (Tay)	25_178 (Tay)

		San Felipe	715 (Tay)	Frontera

Arana

18	8	21	21	22	19	7	1	2	7

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The local geology is characterized by north–northwest–south–southeast-oriented fault blocks that are bounded by major faults. The veins are generally oriented west–southwest to east-northeast-oriented, within corridors up to 10 km wide. The veins are commonly truncated by the north–northwest–south–southeast-trending major faults, which separate the original veins into segments. These segments are named as individual veins and grouped by mine zones by corresponding fault block.

These mine zones are, from west to east: West Block, Graben Block, Central Block, Tayoltita Block, Alto de Arana Block (also known as Arana HW), San Vicente, El Cristo and Santa Rita. Figure 7-10 shows the location of the major veins within the mine zones at San Dimas .

Figure 7-10: San Dimas Vein Distribution by Mine Zone

Note: Figure prepared by First Majestic, April 2025.

A description for each of the mine zones is presented in the following sub-sections. Figure 7-11 shows the location of the major veins across San Dimas and the position of representative cross sections, which are detailed in the following sections.

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Figure 7-11: Vein Map, San Dimas

Note: Representative cross sections for each mine zone are highlighted. Figure prepared by First Majestic, April 2025.

7.3.1.	West Block

The West Block is limited to the west by the Don Porfirio Fault and to the east by the Sinaloa Fault. It covers an area of 2,700 m in the northeast–southwest direction and 7,700 m in the southeast–northwest direction. In this approximately 21 km2 of surface, a total of 17 veins have been identified to date. The veins are hosted by the Portal rhyolite and Productive andesite stratigraphic units and andesitic intrusions.

The strike direction of the veins in this block is east–northeast–west–southwest, dipping at 30–60° to the northwest. The highest vein in elevation is San Rafael, located at 1,100 masl; and the lowest is Santa Rosa vein at 340 masl. The strike length varies from 100–500 m. The average thickness is 1.5 m, the distance between veins varies between <80 m to 300 m. The Perez vein contributes significant resources to the of the LOM.

Figure 7-12 shows a longitudinal section for the Guadalupe and Perez veins in the West Block.

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Figure 7-12: Longitudinal section, Guadalupe and Perez Veins, West Block, San Dimas

Note: Significant intercepts > 0.7m @ > 215 g/t AgEq. Figure prepared by First Majestic, April 2025.

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7.3.2.	Graben Block

The Graben Block is limited to the west by the Sinaloa Fault and to the east by the Limoncito Fault. It covers an area of 1,200 m in the northeast–southwest direction and 6,000 m in the southeast–northwest direction. Within this approximately 7 km2 area, a total of eight veins have been identified. The veins are hosted by the Portal rhyolite and Productive andesite stratigraphic units and dioritic rocks.

The strike for most of the veins is northeast–southwest dipping from 30–90° to the northwest. The highest vein in elevation is Santa Regina, located at 1,060 masl and the lowest is Victoria at 250 masl. The strike length varies from 100–1000 m. The average thickness is 2 m, and the distance between veins varies from <100 m to 300 m.

Figure 7-13 shows a longitudinal section for the Elia vein in the Graben Block.

Figure 7-13: Longitudinal Section, Elia Veins, Graben Block, San Dimas

Note: Significant intercepts > 0.7m @ > 215 g/t AgEq. Figure prepared by First Majestic, April 2025.

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7.3.3.	Central Block

The Central Block is limited to the west by the Limoncito Fault and to the east by the Guamuchil Fault. It covers an area of 3,200 m in the northeast–southwest direction by 8,500 m in the southeast–northwest direction. Within the block, a total of 21 veins have been identified in the last two decades. The veins are hosted by the Portal rhyolite and Productive andesite stratigraphic units and intrusive dioritic rocks.

Two significant veins in the Central Block are the Roberta and Robertita veins, which are 1,500 long by 500 m high by 2.5 m average thickness. These two veins are almost mined out. The veins in Central Block show northeast–southwest strike direction, dipping to the northwest. In terms of elevation the highest vein is Santa Jessica at 1,231 masl and the lowest is Robertita at 110 masl. Within the veins, the high-grade mineralized shoots generally plunge to the northeast. The distance between veins varies from <100 m to 500 m.

Figure 7-14 shows a longitudinal section for the Robertita vein in the Central Block.

Figure 7-14: Longitudinal Section, Robertita Vein, Central Block, San Dimas

Note: Significant intercepts > 0.7m @ > 215 g/t AgEq. Figure prepared by First Majestic, April 2025.

7.3.4.	Tayoltita Block

The Tayoltita Block, also known as the East Block, is limited to the west by the Guamuchil Fault and to the east by the Arana Fault. It covers an area of 1,800 m in the northeast–southwest direction and 3,500 m in the southeast–northwest direction. Within the block, a total of 43 veins have been identified. The veins are hosted by the Portal rhyolite and Productive andesite stratigraphic units and andesitic intrusions.

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The largest vein in this block was San Luis vein, which was mined out in the past. The highest vein in elevation is San Luis, located at 1,900 masl; and the lowest is Vein-36, which is at 470 masl. The strike length varies from 80–1,800 m and the average thickness is 1.5 m. The distance between veins varies from <100 m to 350 m.

Figure 7-15 shows a longitudinal section for the San Luis vein in the Tayoltita Block.

Figure 7-15: Longitudinal Section, San Luis Vein, Tayoltita Block, San Dimas

Note: Figure prepared by First Majestic, April 2025.

7.3.5.	Santa Rita Area

The Santa Rita area is between the Peña Fault and the Piaxtla river, located in the eastern side of the property. It covers an area of 1,700 m in the northeast–southwest direction and 3,500 m in the southeast–northwest direction. In this approximately 6 km2 of surface area, a total of 19 veins have been identified. The veins are hosted by Portal rhyolite, Productive andesite, and Camichin stratigraphic units.

The veins are northeast–southwest-oriented, dipping from 20–90°. The highest vein in elevation is Promontorio, located at 930 masl and the lowest is the Marisa vein at 300 masl. The strike length varies from 80–250 m. The vein thickness varies from 0.3–3.0 m, and the distance between veins varies from <100 m to 400 m.

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Figure 7-16 shows a longitudinal section for the Magdalena vein in the Santa Rita Area.

Figure 7-16: Longitudinal Section, Magdalena Vein, Santa Rita Area, San Dimas

Note: Significant intercepts > 0.7m @ > 215 g/t AgEq. Figure prepared by First Majestic, April 2025.

7.3.6.	El Cristo Area

The El Cristo area is located south of the Piaxtla River. It covers an area of 1,300 m in the northeast–southwest direction and 2,600 m in the southeast–northwest direction. Seven veins have been identified in the El Cristo area. The veins are hosted in the northern half by the Piaxtla granodiorite intrusion and in the southern half by the Productive andesite. The vein strike is northeast–southwest, dipping at 68° NW. The highest vein in elevation is Camichin, located at 1,160 masl and the lowest is the Gertrudis vein at 480 masl. The strike length varies from 70-300 m, the vein thickness varies from 0.5–1.3 m, and the distance between veins varies from <100 m to 300 m.

Figure 7-17 shows a longitudinal section for the Camichin vein in the El Cristo Area.

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Figure 7-17: Longitudinal Section, Camichin Vein, El Cristo Area, San Dimas

Note: Significant intercepts > 0.7m @ > 215 g/t AgEq. Figure prepared by First Majestic, April 2025.

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7.3.7.	Alto De Arana Area

The Alto de Arana area is the northeastern part of the property and is located in the uplifted Arana fault block. The area is 900 m in the northeast–southwest direction and 1,500 m in the southeast–northwest direction. In this approximately 5.5 km2 surface area, a vein of the same name is the only vein system that has been identified to date. The Alto de Arana vein strikes north–south, dipping to the northeast. The vein was identified at 800 masl elevation and has an average thickness of 2.0 m.

Figure 7-18 shows a longitudinal section for the Alto de Arana vein in the Alto de Arana Area.

Figure 7-18: Longitudinal Section, Alto de Arana Vein, Alto de Arana Area, San Dimas

Note: Figure prepared by First Majestic, April 2025.

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7.3.8.	San Vicente Area

The San Vicente area is located north of the West Block mine zone. It is the continuation of the West fault block, but for mining purposes the San Vicente Area has been kept separate. It covers an area of 1,500 m in the northeast–southwest direction and 800 m in the southeast–northwest direction. In this approximately 1.2 km2 of surface area, two veins have been identified. Both veins show a general northeast–southwest orientation dipping 65° NW and are hosted by Productive andesite. The highest vein in elevation is San Vicente vein at 1,275 masl and the lowest is San Juan vein at 810 masl. The strike length varies from 150–550 m, the vein thickness varies from 0.5–2.0 m, and the distance between the two veins is 80 m.

Figure 7-19 shows a longitudinal section for the Santa Regina—San Vicente vein in the San Vicente Area.

Figure 7-19: Longitudinal section, Santa Regina—San Vicente Vein, San Vicente Area, San Dimas

Note: Significant intercepts > 0.7m @ > 215 g/t AgEq. Figure prepared by First Majestic, April 2025.

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7.3.9.	Ventanas Prospect

This area has been explored intermittently over the years since the 1970s, it is located in the southern end of the Sand Dimas property. The last major exploration campaign was in 2020. The quartz veins in the Ventana area are oriented east–west, dipping at 70°S (e.g., Rivereña, Eleonor, Guadalupe, El Carmen, and Valenciana veins) and northwest–southeast, dipping at 50°NE (e.g., Mala Noche and La Prieta veins). The largest vein is Mala Noche with a strike extent of more than 1,000 m and has been tested to 200 m depth by exploratory adits and drilling. The area holds exploration potential.

7.4.	Comments on Section 7

In the opinion of the QPs, the knowledge of the deposit settings, lithologies, mineralization style and setting, geological controls, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation.

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8.	MINERAL DEPOSIT TYPES

The mineral deposits within the San Dimas property are examples of silver and gold-bearing epithermal quartz veins that formed in a low-sulphidation setting.

The description for the low-sulphidation epithermal model is taken from Pantaleyev (1996).

8.1.	Geological Setting

Low-sulphidation epithermal mineral deposits are formed in high-level hydrothermal systems from depths of ~1 km to surficial hot spring settings. Deposition is controlled by regional- and local-scale fracture systems related to grabens, (resurgent) calderas, intrusive dome complexes and rarely, maar diatremes. Extensional structures in volcanic fields (normal faults, fault splays, ladder veins and cymoid loops, etc.) are common; locally graben or caldera-fill volcaniclastic rocks are present. High-level (subvolcanic) stocks and/or dikes and pebble breccia diatremes occur in some areas. Locally resurgent or domal structures are related to underlying intrusive bodies.

Most volcanic rocks can host epithermal deposits; however, calc-alkaline andesitic compositions are the most common. Some deposits occur in areas with bimodal volcanism and extensive subaerial ash flow deposits. A less common association is with alkalic intrusive and shoshonitic volcanic rocks. Epiclastic sediments can be associated with mineralization that develops in intra-volcanic basins and structural depressions.

Epithermal veins are typically localized along structures but may also form in permeable lithologies. Upward-flaring mineralized zones centred on structurally controlled hydrothermal conduits are typical. Large to small veins and stockworks are common. Vein systems can be laterally extensive, but the associated mineralized shoots have relatively restricted vertical extent. High-grade mineralized shoots are commonly formed within dilational faults zones near flexures and fault splays.

Textures typical of low-sulphidation quartz vein deposits include open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding and complex brecciation.

8.2.	Mineralization

Epithermal vein deposits commonly possess metal zoning along strike and vertically. Deposits are commonly zoned vertically over a limited 250–350 m extent from a base metal poor, gold–silver-rich top to a relatively silver-rich base metal zone and an underlying base metal-rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones can contain gold–silver–arsenic–antimony–mercury, gold–silver–lead–zinc–copper, or silver–lead–zinc.

Pyrite, electrum, gold, silver, argentite; chalcopyrite, sphalerite, galena, tetrahedrite, silver sulphosalt and/or selenide minerals are common mineral species. Quartz, amethyst, chalcedony, quartz pseudomorphs after calcite, calcite; adularia, sericite, barite, fluorite, calcium–magnesium–manganese–

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iron carbonate minerals such as rhodochrosite, hematite, and chlorite are the most common gangue minerals.

8.3.	Alteration

Silicification is extensive in epithermal vein-hosted mineral deposits as multiple generations of quartz and chalcedony are commonly accompanied by adularia and calcite. Pervasive silicification in vain envelopes can be flanked by sericite–illite–kaolinite assemblages. Intermediate argillic alteration (kaolinite–illite–montmorillonite) can form adjacent to some veins and advanced argillic alteration (kaolinite–alunite-pyrophyllite) may form along the tops of mineralized zones. Propylitic alteration dominates peripherally and at depth.

Figure 8-1 shows the genetic model for epithermal deposits proposed by Hedenquist et al., (1998).

Figure 8-1: Genetic Model for Epithermal Deposits

Note: Figure from Hedenquist et al., (1998).

8.4.	Applicability of the Low-Sulphidation Epithermal Model to San Dimas

The vein-hosted silver and gold mineral deposits at San Dimas are considered to be low-sulphidation epithermal type deposits based on the following characteristics:

•	Mineralization is deposited along a regional-scale extensional fault and fracture system; an environment typical of low sulfidation systems;

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•	The mineral deposits formed in the andesitic and rhyolitic volcanic rocks of the LVC; such rocks are typical host rocks for epithermal deposits;

•

Silver and gold mineralization are hosted by quartz veins that possess colloform and banded textures, typical of epithermal low sulphidation deposits. Additional structural–textural features, such as hydrothermal breccias cemented by quartz–calcite, stockworks, and cymoid loops, are also common;

•

The quartz veins possess a geochemical zonation in silver, gold, and base metals. Typically, the silver grades are higher closer to surface while base metals, particularly zinc, increase at lower levels in the system. Figure 8-2 shows the generalized geochemical model for the San Dimas deposits;

•	The veins are continuous along strike for distances up to 1,500 m; the original veins may have been several kilometers long, but these veins were truncated by post-mineral faulting;

•

Vertically, the vein-hosted mineralization is restricted within 75–650 m of the surface, which represents the high-level elevation where the second boiling zone occurs and locally has been called the Favorable Zone. Figure 8-3 shows a schematic section of the Favourable Zone using the Guadalupe vein as an example;

•	Dilatational zones serve as structural traps forming mineralized shoots, and the morphology of the veins in San Dimas is usually “pinch and swell.”

Figure 8-2: Geochemical Zonation model San Dimas

Note: Figure from Rivera, (2003).

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Figure 8-3: Example Section of the Favourable Zone for Mineralization, San Dimas

Note: Figure prepared by First Majestic, April 2025.

8.5.	Comments on Section 8

In the opinion of the QP, the deposits at San Dimas are examples of low sulfidation epithermal deposits. The QP believes that a low sulfidation epithermal model is appropriate as an exploration model for the San Dimas property and supports the geological interpretation and the geological modelling for Mineral Resource estimation.

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9.	EXPLORATION

9.1.	Introduction

The San Dimas district has been the subject of modern exploration and mine development activities since the early 1970s; a considerable information database has been developed from both exploration and mining activities. Exploration uses information from surface and underground mapping, sampling, and drilling together with extensive underground mine tunneling to help determine targets. Other activities include prospecting, geochemical surface sampling, geophysical, remote sensing surveys and artificial intelligence supported targeting.

Over the history of the district most of the exploration activities carried out at San Dimas property were centered around the Piaxtla River, where surface exposures of the silver–gold veins were found (Figure 9-1).

Figure 9-1: Location of Exploration Activities within the San Dimas Property

Note: Quartz veins highlighted in red. Figure prepared by First Majestic, April 2025.

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The Ventana area, located in the south of the property, was explored to some extent during 2020. The remainder of the property has had limited or no exploration as those areas are covered by post-mineral ignimbrites.

Figure 9-2 shows the areas subject to exploration at the San Dimas property during the last 50 years.

Figure 9-2: San Dimas Property, Areas Explored since 2020

Note: Mining areas in red, exploration areas in dark blue. Figure prepared by First Majestic, April 2025.

9.2.	Grids and Surveys

Prior to 2019, the operations used UTM NAD27, Zone 13N, for locations within the mine zones, and for drill collar purposes, and all plans related to that grid. First Majestic transitioned to UTM WSG84 in 2019.

9.3.	Geological Mapping

9.3.1.	Surface Geological Mapping

Approximately 60% of the San Dimas property is covered by post-mineral ignimbrites which overlie the units hosting silver and gold mineralization. Aerial photo interpretation was used in the mid-1970s to

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identify erosional windows through the ignimbrites that exposed the andesitic units of the LVC. The largest erosional window is centered on the Piaxtla River, which traverses the northern part of the property.

The andesite, rhyolite, and intrusive units exposed in the erosional window were of geological interest as they were associated with the favourable horizon and were mapped in detail. The geological mapping focused on identifying outcropping veins that were located on surface and projected at depth to be explored by tunneling and drilling. Regional-scale geological mapping was also conducted. Figure 9-3 shows the geological map produced during exploration of the San Dimas property.

Figure 9-3: Geological Map of the San Dimas Property

Note: Piaxtla River shown in blue. Figure prepared by First Majestic, April 2025.

Sparse detailed geological mapping existed outside the San Dimas mining area until 2005 when Capstone, through an option agreement with Goldcorp, carried out an exploration campaign in the Ventanas area, which had seen mining activity in the 1950s. Primero continued with the exploration work in this area and produced geological maps of the primary veins. Figure 9-4 shows the Ventanas geological map produced at 1:5,000.

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Figure 9-4: Geological Map, Ventanas Area

Note: Figure prepared by First Majestic, April 2025.

9.3.2.	Underground Geological Mapping

Underground geological mapping is completed daily by mine geologists. It is a critical for exploration, geological interpretation, modeling, resource estimation, and the grade control process for the mine. Figure 9-5 shows an example of an underground geological map at 1:1,000 scale for the Perez vein.

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Figure 9-5: Geology Map generated during normal course of operation, Perez Vein

Note: Perez vein in red, faults in blue. Figure prepared by First Majestic, April 2025.

9.4.	Geochemical Sampling

Multiple geochemical sampling campaigns have been completed at the San Dimas property. Current exploration includes surface mapping and rock chip sampling of potential vein extensions and/or areas with limited prior information.

The most common geochemical survey method is systematic rock chip channel sampling every 10–20 m along strike and perpendicular to outcropping veins. The sample intervals are variable, usually 1.0 m or less.

Samples are assayed, and the data plotted on geological maps. Where possible, trenching exposed the quartz veins for additional rock chip sampling. The geochemical anomalies are projected to depth to generate targets that were explored by drilling from surface, tunneling and/or underground drilling. Figure 9-6 shows the surface silver anomaly map in the San Dimas mining zone.

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Figure 9-6: Surface rock chip sampling, silver results map, San Dimas

Note: Figure prepared by First Majestic, April 2025.

Figure 9-7 shows the geology map and gold-equivalent anomalies in the Ventanas area produced by Primero during 2015–2016. Based on results from trenching at surface and underground sampling from the historic accessible mine levels, three veins were selected to be followed up with drilling: San Pedro, Mala Noche, and Macho Bayo. A total of 48 drill holes (15,600 m) were completed.

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Figure 9-7: Geological Map and Gold-Equivalent Anomalies, Ventanas Area

Note: Figure prepared by Primero Mining Corp.

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9.5.	Geophysics

Limited geophysical surveys were completed due to a combination of the rugged terrain and the proven efficiency of the geochemical sampling methods to localize the favourable horizon.

In 2005, McPhar Geosurveys Ltd (McPhar) was engaged by Goldcorp to conduct a high-resolution airborne radiometric and magnetic survey over the San Dimas mining area to enhance the general understanding of the regional geology of the area. The flights were carried out by Heliservicios Internacionales, S. A. de C. V. using a Bell 206 Long Ranger helicopter.

The survey flight lines covered 2,261 km over an area of 203 km2. Spacing between points measured at ground level was 30 m for magnetic and 45 m for radiometric readings. The orientation of the flight was from north to south and the lines were flown with a 100 m spacing. Perpendicular flights, east to west, were done every kilometer.

The radiometric and magnetic collected data was processed by McPhar. Electromagnetic data were filtered and levelled using both automated and manual levelling procedures. Apparent resistivity was calculated from in-phase and quadrature data. The apparent resistivity dataset was also levelled and filtered. Radiometric data were processed using standard procedures recommended by International Atomic Energy Association.

All data were gridded with the cell size of 30 m. Figure 9-8 shows the magnetic field reduced to pole. The interpretation identified intrusive bodies such as Arna, Piaxtla, the Intrusive andesite, and seven areas of prospective interest tagged as A, B, C, D, E, F and G.

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Figure 9-8: Magnetic Field Reduced to Pole, San Dimas

Note: Figure prepared by Goldcorp Mexico, 2005.

9.6.	Remote Sensing

ASTER imagery covering the San Dimas mining area was acquired in 2002 by Wheaton River. The image was crosstalk corrected, processed to surface reflectance, and analyzed. The objective was to outline structural and alteration features that could be related to mineralization in the district.

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In 2013, Primero compiled historical remote sensing data, which included previous airborne magnetic and radiometric data acquired in 2005 at 100 m line-spacing and the ASTER imagery acquired in 2002.

The objectives were to correlate the geophysical responses with observable structures and mineralization identified from field mapping in the district and identify interesting structural and alteration features that may be related to mineralization in the district.

Figure 9-9 shows the combination of the alteration map obtained from the ASTER image and the magnetic data. The inferred alteration zones tend to follow northeast-trending magnetic discontinuities.

Figure 9-9: Satellite Image Magnetic Tilt Derivative Inversion and Alteration, San Dimas

Note: Figure prepared by McPhar Geosurveys Ltd., December 2005.

9.7.	Tunnelling

The most important, historic exploration strategy at San Dimas has been underground mine tunnelling from south to north since the favorable horizon concept was first proposed in 1975 by Luismin. Tunnelling

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consists of advancing mine development to the north at the preferred elevation to intersect quartz veins mapped at surface. This method discovered veins with no surface exposure, such as the Jessica vein. The tunnels were used to establish underground exploration drilling platforms, and to extract the mineralization. This exploration strategy has successfully been used by all companies after Luismin, resulting in more than 500 km of underground mine development. In recent years, the direct exploration methodology has been progressively replaced by drilling.

Figure 9-10: Main Mining Tunnels and Drill Hole Traces, San Dimas

Note: Figure prepared by First Majestic, April 2025.

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9.8.	Petrology, Mineralogy, and Research studies

Numerous petrographic studies have been conducted over the years by the different companies (e.g., Clarke et al., 1988; Petersen, 1997; Conrad et al., 1995; Enriquez et al., 2001; Montoya et al., 2020)

Between 2017 and 2020, Universidad Nacional Autónoma de Mexico, conducted a complete petrographic and fluid inclusions study as part of a Ph.D. thesis (Montoya, 2020). Samples were collected from the San Dimas mining areas as well as from the Ventanas area. Conclusions of this study are: “San Dimas exhibits multiple mineralization events during different magmatic and tectonic episodes from Late Cretaceous to early Oligocene. Mineralogical, fluid inclusions (FI), stable and noble gases isotope analyses suggest that the San Dimas mineralization consist of two different mineralization styles: 1) Ag-dominant epithermal Eocene veins that occurred at temperatures up to ~350 °C developed at ca. 2–3 km depth, associated to the final stages of intrusion of the Piaxtla batholith, with FI dominated by a crustal component, and 2) epithermal low sulfidation Au-dominant Oligocene veins which were developed at 250 °C, at shallower depths (< 1 km), associated to the feeding fractures of rhyolitic domes developed at the end of the main ignimbrite flare up of the Sierra Madre Occidental, with FI showing crustal fluids variably mixed with a magmatic component”.

9.9.	Exploration Potential

The San Dimas property exploration potential is considered to remain open in all mine zones. Drilling searching for extension of mineralization in past producing veins has returned positive results in several areas. Additionally, as the mine was developed to the north, new veins were found with Perez (currently in production) being an example. South of the Piaxtla River, the El Cristo area has potential to host new vein discoveries. The West Block is currently being explored by tunnelling and drilling. Opportunities to intercept the projection of fault-offset quartz veins from the Graben and Central Blocks are considered good.

Exploration carried out in the Ventanas area, located in the southern end of the property, is not yet conclusive. Further exploration campaigns could result in more vein discoveries.

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10.	DRILLING

Drilling in the San Dimas property is focused on the identification and delineation of vein-hosted silver and gold resources by using structural and stratigraphic knowledge of the district, and preferred vein trends. Since the Favourable Zone for mineral deposits concept emerged in 1975, the exploration strategy has focused on underground mining development and core drilling perpendicular to the preferred vein orientation within the mine zones, which has proven to be the most effective method of exploration in the area. Core drilling is predominantly done from underground stations, as the rugged topography (i.e., access to surface drill stations) and the great drilling distance from surface locations to the target(s) makes surface drilling challenging and expensive.

Over 1,413,000 m of core drilling have been completed since 2000.

10.1.	Drill Methods

All drill holes at San Dimas are completed using diamond core drilling. No reverse circulation (RC) drilling has ever been conducted.

Prior to 2011, all drilling was classified as exploration drilling. From 2011 to 2020, drilling was classified as either delineation drilling, which was designed to potentially define the mineralization with target points located generally 25–40 m from development and in a 30 x 30 m pattern; or exploration drilling, which was designed to explore the extension of known veins and test new targets in a 60 x 60 m pattern.

Since January 2020, under First Majestic management, core drilling has been classified as:

•	Operational drilling roughly aiming to convert Indicated to Measured Resources and de-risk mine plans;

•	Resource sustaining infill drilling, designed to provide support to upgrade resource classifications from Inferred to Indicated category. Infill drilling is often setup in a 30 x 30 m spaced pattern;

•

Near mine exploration drilling, designed to identify extensions of mineralization surrounding known mineral resources. This often consists of drilling along the extension of the known mineral deposits. The setup is often 60 x 60 m or more;

•	Brownfield exploration drilling, designed to identify mineralization outside of the existing mine plan that can use existing mine infrastructure;

•	Greenfield exploration drilling, designed to identify new discoveries that could require new mineral processing infrastructure.

Core drilling included HQ (63.5 mm core diameter), NQ (47.6 mm), BQ (36.4 mm) and AQTT (27 mm). For drill holes longer than 700 m, HQ diameter is often reduced to BTW (42.01 mm).

“Termite” drill rigs have been used since 2009, are capable of drilling up to 150 m depth, and have been used mostly for Operational mine plan de-risking. The drilling barrel type used for this delineation drilling is TT46 producing core of 35 mm in diameter.

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Figure 10-1 is a plan view map of all drilling in the mine zones, more than 95% of all the drilling is within the San Dimas operation area.

Figure 10-1: Plan view of drilling at San Dimas

Note: Figure prepared by First Majestic, April 2025.

Drilling is focused on the identification and delineation of vein-hosted silver and gold mineralization by using structural and stratigraphic knowledge of the district, preferred vein trends, and Au:Ag ratios. These criteria have been successfully applied in the discoveries made after the early 1970s. Figure 10-2 is a vertical section example of drilling associated with the Perez vein.

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Figure 10-2: Vertical Section, Perez Vein

Note: Figure prepared by First Majestic, April 2025.

10.2.	Core Handling and Storage

•

Per the standard practice followed by First Majestic’s drillers and contractors, core is drilled in ~3.05 m runs (length of one drilling rod), placed onto a sample collector that matches the length of the run; core is broken when necessary to ensure pieces match the length of the core box and marked using coloured pencil at the place where it was broken;

•	Place the core into the core boxes, and then place a wooden block at the end of the run with the total depth of the hole and core length recovered in the run;

•	Mark hole ID and box number on the core boxes and lids, then once full, the core box is closed with a top lid and stacked for transportation.

The core boxes are properly closed, and the box lids are secured with raffia fiber or rubber bands to prevent core from falling out of the box during transportation. Core boxes are transported and delivered to the core shed by drillers at the end of every shift (drillers work 12-hour shifts). The condition of the boxes, metre blocks and core are checked by one of the exploration geologists prior to core logging. Once the core boxes have been checked, the exploration technicians wash the core and inspect for out-of-sequence core pieces, mark every metre on the core, and labels depth intervals on core boxes and lids. Next the core is logged (recovery, rock quality designation (RQD), geotechnical and lithological logging), photographed, sampled, and afterward the core boxes are placed on racks within the secure environment of the core shed.

10.3.	Data Collection

Data collected at San Dimas includes collar surveys, downhole surveys, logging (lithology, alteration, mineralization, structure, veins, sampling, etc.), specific gravity (SG), and geotechnical information. The data collection practices employed by First Majestic are consistent with mining industry standard exploration and operational practices.

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10.4.	Drill Hole Logging Procedure

Historically, core was logged on paper on a columnar log and rock codes assigned at the time of data entry. Since 2013 the logged drill hole data are captured digitally using Core Logger.

Sampling is generally completed only on mineralized veins with an adequate interval of waste rock around the vein, with sample intervals placed on the contacts. The sample width is between 0.5–1 m. All core is labelled and photographed. The core is generally split for sampling with a diamond saw, although some softer rocks have been split using a hydraulic guillotine splitter. Samples are then bagged and tagged with sample identifiers, and since January 2019 are sent to First Majestic’s Central Laboratory (Central Laboratory). Prior to 2019, samples were shipped to the SGS laboratory based in Durango (SGS Durango).

10.5.	Core Recovery

The rock quality at San Dimas is generally good in the mineralized intercept as well as in the wall rock. The core is received in the core shack and the pieces are reconstructed. The length of the core is measured and compared with the downhole length recorded in the core box.

A 95% recovery in the mineralized zone is considered acceptable, and the average recovery is 97%. Recoveries between 85% and 95% are usually related to fault zones, intensely altered zones, or rock cavities like vugs and geodes.

The QP reviewed the recovery data for drill holes and agrees with the Geology Department’s assessment of overall good recoveries.

10.6.	Collar Survey

Collar coordinates and downhole azimuth and inclination are determined using total station equipment, before and after hole completion. The surveyors orient the rigs and provide proper initial alignment and inclination to the drilling rods. Collar locations are plotted and verified in plan view and cross section by geologists. This method is used in surface and underground drilling.

10.7.	Downhole Survey

Goldcorp established a procedure in 2008 that continues to be used consisting of down hole azimuth and inclination readings using Reflex equipment first at 12 m and then every 30–50 m downhole depending on the inclination of the hole and the rock type. The geologist and the database manager validate the trace of the hole. This method has been used in surface and underground drilling.

10.8.	Geotechnical Drilling

Geotechnical logging consists of descriptions of the fracturing degree of the mineralized veins and host rock on both sides of the vein contact, visual determination of the rock-quality designation (RQD) and rock

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resistance, and descriptions of the fracture types. This method has been used in surface and underground drilling.

10.9.	Specific Gravity and Bulk Density

Bulk density measurements are systematically taken on 10 cm or longer whole core vein samples. From 2012 to 2023, specific gravity measurements were calculated using an unsealed water immersion method. The samples were weighed in air, recorded, then placed in a basket suspended in water and weight again recorded. Based on this method, an average bulk density value of 2.6 t/m3 was determined for veins. In 2015, SGS Durango determined a bulk density of 2.6 t/m3 based on analysis of 350 samples from various veins using a wax coat water immersion method. The regular SG measurements made by San Dimas geologists are used to check for variation from the 2.6 t/m3 bulk density value reported by SGS Durango.

Starting on 2024, density samples are dried first in air, weighed, coated with wax, and weighed again. The wax coated sample is then suspended in water and weighed again. The SG is estimated using the following formula:

Where:

Wdry: Sample weight in dry in air.

Wwc air: Wax Coat sample weight in air.

Wwc water: Wax Coat sample weight immersed in water.

Wdensity: Density of wax.

Quality control samples such as duplicates, checks and standards are included.

10.10.	Drill Core Interval Length/True Thickness

Drill holes are typically drilled to obtain the best intersection possible, such that the intersected interval is as close as possible to the true width, while giving vertical coverage. The minimum angle allowed to intercept the veins is 30°. This procedure is applicable to both surface and underground drilling.

As a result, the mineralized vein interval length observed in the drill holes does not correspond to the true thickness in most cases. The true thickness is determined by three-dimensional geological modeling and by noting the vein angle to the core axis.

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10.11.	Comments on Section 10

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, structural, collar, and downhole survey data collected since 2000 are sufficient to support Mineral Resource and Mineral Reserve estimation.

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11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1.	Sampling Methods

11.1.1.	Core Sampling

Since 2018, drill core sampling is undertaken by First Majestic’s geologists who select and mark sample intervals according to lithological contacts, mineralization, alteration, and structural features. Sample intervals range from 0.25–1.20 m in length from within mineralized structures and from 0.5–1.20 from hanging wall and footwall waste rock to obtain a minimum sample weight of 0.3–1 kg.

Drill core intervals selected for sampling are cut in half using a diamond saw. Softer rocks are split using a hydraulic guillotine splitter. One half of the core is retained in the core box for further inspection and the other half is placed in a sample bag. For smaller diameter delineation drill core (TT-46 “termite”) the entire core is sampled for analysis.

The sample number is printed with a marker on the core box beside the sampled interval, and a sample tag is inserted into the sample bag. Sample bags are tied with string and placed in rice bags for shipping.

11.1.2.	Underground Production Channel Sampling

Prior to 2013, underground mine production channel samples for grade control and channel samples for resource estimation were taken across the roof at 1.5 m intervals in developments and at 3 m intervals in stopes using 3 m vertical cuts. From 2013–2016, production channel samples and channel samples for resource estimation were taken across the roof at 3 m intervals in developments and at 3 m intervals in stopes using 6–12 m vertical cuts. From 2016 to present, production channel samples for grade control and channel samples for resource estimation are routinely taken across the mine development face at approximately 3 m intervals and within stopes using 3–6 m vertical cuts.

Channel sampling for resource estimation is supervised by San Dimas geologists and undertaken using a hammer and chisel with a tarpaulin laid below to collect the samples. Sample lengths range from 0.20–1.20 m. Sample intervals are first marked with a line across the face perpendicular to the vein dip, respecting vein/wall contacts and textural or mineralogical features. The samples are taken as a rough channel along the marked line, with an emphasis on representative volume sampling. The sample is collected on the tarpaulin, broken with a hammer, and quartered and homogenized to obtain a ~3 kg sample. The sample is bagged and labelled with sample number and location details. Sketches and photographs are recorded of the face sampled, showing the samples’ physical location from surveying and the measured width of each sample. Since 2011, all channel samples are dispatched to the San Dimas Laboratory.

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11.2.	Analytical Laboratories

The laboratories used for sample preparation and analysis are summarized in Table 11-1.

Table 11-1: Analytical Laboratories

Laboratory	Drilling Period	Certification	Independent	Comments

San Dimas Laboratory	2004–2024	None	No	Primary laboratory for grade control, production channel samples, drillcore definition and pre-2011 drillcore.
Sample preparation and analysis.
Located at the San Dimas mine.

SGS Durango	2011–2024	ISO 9001:2008	Yes

Primary laboratory for exploration drill core, delineation drill core and production channel samples (2014-2018). Secondary laboratory for checks Assays (2021-2024). Sample preparation and analysis. Located in Durango, Durango state, Mexico.

ISO/IEC 7025

ALS	2013–2015	ISO 9001	Yes	Secondary laboratory for core check assays. Independent laboratory located in Zacatecas, Zacatecas state, Mexico. Sample Preparation and analysis.
	2024	ISO/IEC 7025

Central Laboratory	2018–2024	ISO 9001 – 2008 in June 2015 and ISO 9001 - 2015 in June 2018	No	Primary laboratory for exploration drill-core, delineation drill-core, and channel -check samples.
Sample preparation and analysis.
Located at Santa Elena Mine.

11.3.	Sample Preparation and Analysis

11.3.1.	San Dimas Laboratory

There is no detailed information describing sample preparation for channel and drill core samples applied at the San Dimas Laboratory before 2018. In general, the samples were dried, crushed, and pulverized. Since 2018, samples are dried at 110oC, crushed to 80% passing 2 mm using a Marcy jaw and Hermo crushers, split into 250-g subsamples using a Jones splitter, and pulverized using an ESSA pulveriser to 80% passing 75 µm. Before 2018, samples were analyzed for gold using a 10 g fire assay with a gravimetric finish. Since 2018, samples are analyzed for gold using a 30 g fire assay (FA) atomic absorption spectroscopy (AAS) method and by gravimetric finish if the doré bead is greater than 12 mg. Silver is determined using 30 g FA gravimetric finish. All samples received by the San Dimas Laboratory are logged into a laboratory information management system (LIMS).

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11.3.2.	SGS Durango

At SGS Durango, drill core and channel check samples were dried at 105°, split to 3.5 kg, crushed 75% passing 2 mm, and split into a 250 g subsample which was pulverized to 85% passing 75 µm.

Between 2013 and 2024, drill core and channel check samples were analyzed for gold by a 30 g FA AAS method. Samples returning >10 g/t Au were reanalyzed by a 30 g FA gravimetric method. Silver was analyzed by a 2 g, three-acid digestion AAS method. Silver values >300 g/t or >100 g/t were analyzed by a 30 g FA gravimetric method. A multi-element suite was analyzed by a 0.25 g, aqua regia digestion inductively coupled plasma (ICP) optical emission spectroscopy (OES) method.

11.3.3.	Central Laboratory

At First Majestic’s Central Laboratory located at the company’s Santa Elena Silver/Gold mine, Sinaloa, drill core and channel check samples are dried at 100oC for eight hours, crushed to 85% passing 2 mm, split into a 250 g subsample, and pulverized to 85% passing 75 µm.

Since 2018, drill core and channel check samples submitted to the Central Laboratory are analyzed for gold by 20g FA AAS method. Samples with gold values >10 g/t are reanalyzed by a 30 g, FA gravimetric method. Silver values are determined using a 2 g, three-acid digestion, AAS method. Samples with silver values >300 g/t or >200 g/t were analyzed by a 30 g, FA gravimetric method. Since 2024, samples with silver values >100 g/t are analyzed by 30 g, FA gravimetric method. All exploration samples are analysed by a two-acid multi-element ICP OES method.

11.3.4.	ALS

In 2013, drill core check samples at ALS were assayed for gold and silver using a 30 g FA and gravimetric method. Since 2024, drill core check samples have been analyzed for gold by 30g fire assay fusion AAS method. Samples with gold values >10 g/t are analyzed by fire assay fusion gravimetric method. Silver values are determined using aqua regia digestion AAS analysis. Samples with silver values >100 ppm are analyzed by fire assay fusion gravimetric method.

Analytical methods by laboratory are summarized in Table 11-2.

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Table 11-2: Analytical Methods

San Dimas
Code	Element	Limits	Description

ASAG-16	Au g/t	0.01	30 g, fire assay AAS finish. Gravimetric finish if doré bead is above 12 mg

ASAG-16	Ag g/t	>5	30 g, fire assay gravimetric finish

AWAA-100	Pb %	0.002- 50	2-acid partial digestion by AAS.

SGS Durango
Code	Element	Limits	Description

GE FAA30V5	Au g/t	0.005-10	30 g, Au by fire assay, AAS finish.

GO_FAG303	Au g/t	>1	30 g, Au by lead fusion fire assay gravimetric finish. Over limit method.

GO_FAG323	Au g/t	0.01	30 g, Au by lead fusion fire assay, AAS finish.

GE AAS33E50	Ag g/t	0.3-100	2 g, 3-acid digestion, AAS finish.

GO FAG37V	Ag g/t	>10	30 g, Ag by fire assay, gravimetric finish.

GE ICP21B20	Ag ppm	2-100	0.25 g, aqua-regia digestion ICP-OES.

GO_FAG323	Ag g/t	>10	30 g, Au by lead fusion fire assay, gravimetric finish.

GE_AAS12E	Ag g/t	0.3-100	2 g, 2-acid digestion, AAS finish.

GE ICP21B20	Multi-element	Various	0.25 g, aqua-regia digestion ICP-OES.

ALS
Code	Element	Limits	Description

ME-GRA21	Au g/t	>0.05	30 g FA and gravimetric method.

ME-GRA21	Ag g/t	>5	30 g FA and gravimetric method.

Au-AA23	Au ppm	>10	Fire assay fusion AAS.

Ag-AA45, AA46	Ag ppm	0.2-1500	Ag by aqua regia digestion, AAS.

Central Laboratory
Code	Element	Limits	Description

AUAA-13	Au g/t	0.01-10	20 g fire assay with AAS finish.

ASAG-14	Au g/t	>10	20 g fire assay gravimetric finish. Over limit method.

AAG-13	Ag g/t	0.5-250	2 g, 3-acid digest, AAS finish.

ASAG-12	Ag g/t	>5	30 g, fire assay gravimetric finish.

ICP34BM	Multi-element	Various	2-acid partial digestion ICP.

11.4.	Quality Assurance and Quality Control (QAQC)

11.4.1.	Materials and Insertion Rates

There is limited information as to whether a formal quality assurance and quality control (QAQC) program was in place prior to 2013.

From 2013 to 2018, the QAQC program for the San Dimas Laboratory samples included insertion of an In-house standard reference material (SRM) and a coarse blank in every batch of 20 samples.

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From 2013 to 2018, the QAQC program for the SGS Durango channel and core samples included insertion of a SRM and a coarse blank in every batch of 20 samples. In 2013, 5% of the coarse reject and pulp duplicates from core samples were randomly selected for analysis at SGS Durango and 5% of pulp checks from core samples were analyzed at ALS laboratory.

From 2019 to 2021, First Majestic revised the QAQC program to include insertion of three certified reference material (CRM) samples and three blanks in every batch of 50 channel samples analyzed at the San Dimas Laboratory and one CRM and two blanks in every batch of 26 drill core and channel check samples submitted to the Central Laboratory. Since 2022, the QAQC samples inserted channel samples include 4% coarse reject and pulp duplicates, 6% SRMs and CRMs and 4% pulp blanks. The QAQC samples inserted in the core sampling submitted to Central, SGS and San Dimas Laboratory include 6% field, coarse reject, and pulp duplicates, 6 % CRMs, and 3% coarse and 3% pulp blanks.

SRMs were prepared using material collected from a variety of vein deposits from San Dimas mining district. SGS Durango determined the expected value from a round-robin analysis by five laboratories.

Coarse blanks were prepared using material collected from andesitic and granitic intrusive outcrop near San Dimas. They did not undergo a round-robin analysis.

CRMs and pulp blanks were purchased from CDN Resource Laboratories Ltd. After 2024, pulp blanks were purchased from Sonora Naturals, a provider of laboratory material in Hermosillo.

11.4.2.	Transcription and Sample Handling Errors

Before 2020, there were transcription errors identified at each laboratory. These errors were corrected. Since 2021, First Majestic routinely verify the data for transcription errors or for sample handling issues and sampling and logging procedures have been improved. Between 2021 and 2022, the amount of transcription errors was reduced and since 2023 no significant transcription errors or sample handling issues have been observed.

11.4.3.	Accuracy Assessment

There is no detailed information describing assessment of accuracy from SRMs before 2013.

For samples analysed between 2014 and 2024, accuracy was assessed in terms of bias of the mean values returned for SRMs and CRMs relative to the expected value. A bias between ± 5 % is considered acceptable. SRM and CRM sample results for gold and silver were plotted on date-sequenced performance charts to investigate for outliers, defined as results that were above or below mean plus or minus three times the standard deviation and are related to sample swaps or transcription errors. Outliers are removed after assessing the final bias. Since 2014, the practice has been to re-assay outliers identified in areas of significant mineralization. There is no detailed information describing the re-assay of the outliers detected from assessments conducted between 2014 and 2020.

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San Dimas Laboratory

Between 2019 and 2020, First Majestic identified errors rating from 1% to 9% related to mislabeling of samples. After exclusion of these errors, SRMs for gold and silver showed an acceptable level of bias relative to the expected values. Since 2021, less than 9% errors have been identified and corrected. SRMs and CRMs results indicate acceptable bias for gold and silver.

SGS

The accuracy assessment from results reported by SGS between 2014 and 2020, identified very few errors such as mislabeling of samples. After exclusion of these errors, most of the CRM and SRM results for drill core and channel samples indicated no significant bias for gold and silver. A low bias for low-grade silver SRM inserted with channel samples show a constant marginal bias related to the difference between the analytical method used to obtain the refence value and the analytical method for silver used by SGS Laboratory. Since 2021, CRM results show acceptable bias.

Central Laboratory

During 2019 and 2020, the accuracy assessment showed that a few errors, such as mislabeling of samples, were identified for samples submitted to the Central Laboratory. After exclusion of these errors, CRMs for gold and silver show an acceptable level of bias relative to the expected values. One high-grade gold CRM shows a marginal but acceptable low bias. Since 2021, the CRMs results show acceptable bias for gold and silver.

An example of a time-sequence standard chart for the San Dimas Laboratory is provided as Figure 11-1. The period represented by the figure is for the year 2024.

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Figure 11-1: Example of 2024 High-Grade SRM Gold and Silver Standard Charts, San Dimas Laboratory

Total=118, #Outliers=0, Expected Val.=16.68, Mean=16.7146, SD=0.22, CV=0.0132, Bias of Mean=0.21%, 95%confInt=0.0397

Total=118, #Outliers=0, Expected Val=1534, Mean=1543.3871, SD=6.4872, CV=0.0042, Bias of Mean=0.61%, 95%confInt=1.16

Note: Figure prepared by First Majestic, April 2025.

11.4.4.	Contamination Assessment

There is no detailed information about monitoring contamination before 2013 sampling programs.

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From 2014 to 2020, contamination was assessed in terms of the values returned for blanks above two times the detection limit (failures) using sample number sequence performance charts.

Since 2021, contamination is assessed using coarse and pulp blanks. Blank results are plotted in a time-sequence blank performance chart. Coarse blanks returning results less than twice the detection limit value 80% of the time, and pulp blanks returning results less than twice the detection limit value 90% of the time are considered acceptable. Outliers related to sample swaps or transcription errors are removed before calculating the frequency. Batches with excessive blank failure rates are re-assayed.

San Dimas

Between 2013 and 2020 contamination at San Dimas Laboratory was assessed using coarse blanks, however there is no detailed information describing the re-assay of outliers. The failure rate before 2020 is as high as 11% and shows continuous improvement through 2021. The high failure rates were likely related to the quality of the coarse blank material that was discontinued in 2021. Since 2021, 80% of the coarse blank results and 90% of the pulp blank results are less than twice the detection limit. These results indicate no significant contamination for gold and silver.

SGS

From 2014 to 2020 contamination at SGS using coarse blanks inserted in the core and channel sample stream. The failure rate from this period ranges from 2% to 13%. Since 2021, 80% of the coarse blank results and 90% of the pulp blank results are less than twice the detection showing no significant contamination for gold and silver.

Central Laboratory

From 2019 to 2024, more than 90% of the coarse and pulp blanks gold and silver results were less than times the detection limit. The results indicate no significant contamination for silver and gold.

An example of pulp blank sequence performance charts for gold and silver results for 2024 is included as Figure 11-2.

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Figure 11-2: Example of 2024 Time Sequence Pulp Blank Performance Charts, San Dimas Laboratory

Note: Figure prepared by First Majestic, April 2025.

11.4.5.	Precision Assessment

Before 2013, no duplicate samples were taken to evaluate precision. In 2013, 5% of pulp duplicates from core samples were re-assayed to assess precision at SGS. The pulp duplicate results indicated acceptable precision for gold and silver results. Since 2021, First Majestic assess precision from field, coarse reject and pulp duplicates inserted in the core samples and from coarse reject and pulp duplicates inserted in the channel samples. First Majestic assesses precision in terms of frequency of absolute relative difference (ARD) of paired duplicate values. Between 85% and 90 % frequency of ARD <30%, 20% and 10% for field,

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coarse and pulp duplicates is the target precision. Sample swaps and transcription errors are removed before assessing precision. Paired duplicate results, excluding outliers, are plotted on ARD versus frequency charts to visually inspect the sample frequency meeting the precision target. Duplicate precision is continually monitored and if precision targets are not met, the laboratories are consulted.

San Dimas Laboratory

Since 2021, pulp and coarse reject duplicate gold and silver results meet precision targets.

SGS

From 2021 to 2024, precision targets were met from coarse reject duplicate gold and silver results, and from pulp duplicate silver results. Pulp duplicate gold results were close to but did not meet the precision target. Field duplicates gold and silver results are lower than the precision target. The low precision from field duplicates is most likely attributable to the natural heterogeneity of the distribution of mineralization within the deposits.

Central Laboratory

Since 2022, pulp and coarse duplicate gold and silver results meet precision targets. Field duplicate gold and silver results do not meet the precision target. Precision from field duplicate silver results is generally higher than the precision from gold results.

11.4.6.	Between-Laboratory Bias Assessment

From 2018 to 2020, channel duplicate samples were submitted to the Central Laboratory to provide a check on the original assays performed at the San Dimas Laboratory. These samples were also used for resource estimation. A reduced mean axis (RMA) analysis for paired channel samples collected from the Jael, Jessica, Regina, and Robertita veins between January 18, 2019 and January 20, 2020 (after removing outliers) indicates no significant inter-laboratory bias. Since 2022, pulp check samples from core and channel samples are sent regularly to an external independent laboratory to assess for between-laboratory bias. The RMA results indicate that there is no significant bias between Sand Dimas Laboratory and SGS and between Central Laboratory and SGS.

A summary of the 2023-2024 channel sample check results evaluating the potential for laboratory bias between San Dimas Laboratory and SGS is presented in Table 11-3. An example check chart is shown in Figure 11-3 for the 2023-2024 results.

Table 11-3: Summary of Inter-Laboratory Bias Check Results

Element	Count	Outliers	Bias
Au	273	7%	-3%
Ag	262	4%	-4%

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Figure 11-3: Between-Laboratory Bias Check, San Dimas and SGS Laboratories

Note: Figure prepared by First Majestic, April 2025.

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11.5.	Databases

San Dimas drill hole and production channel data is stored in a secured SQL database, based on the Maxwell GeoServices database scheme. First Majestic received the assay data from the laboratories via emails in comma-separated value (CSV) data files. These files are compiled and imported using Maxwell’s DataShed™, a database management software. The import process includes a series of built-in checks for errors. After data are imported, visual checks are done to ensure that data were imported properly. Collar and lithology data is logged directly into a logging software or imported from Microsoft Excel into the database using Maxwell’s DataShed™.

11.6.	Sample Security

11.6.1.	Channel Samples

Throughout historical and current mine operations, channel samples have been transported from sampling areas to the San Dimas Laboratory by company trucks. The San Dimas Laboratory keeps the samples in a secured and fenced area during analysis. After analysis, samples are disposed of in the processing plant.

11.6.2.	Drill Core Samples

Since the early drilling stages, drill core has been transported by personnel from First Majestic and predecessor companies and by drilling contractors’ trucks from drilling locations to a secured core storage warehouse where the core is logged and processed. The core storage warehouse is located at Tayoltita, 100 m from the airport terminal, and is currently secured and guarded by First Majestic security personnel.

Upon completion of logging and sampling, all samples are securely sealed, and chain of custody documents are issued for all shipments. Samples are transported to the external laboratory using a company contractor.

The analytical results from these samples are received by authorized First Majestic personnel using secure digital transfer transmissions, and these results are restricted to qualified First Majestic personnel until their publication.

Remaining drill-core and laboratory reject samples are stored at the core storage warehouse.

11.7.	Author’s Opinion and Other Comments on section 11

Sample preparation, analysis and quality control measures used at the primary and secondary laboratories meet current industry standards and are providing reliable gold and silver results. Sample security procedures used for transporting channel samples and drill core to the core warehouse and from the core warehouse to the laboratories are in accordance with industry standards. The database management procedure used to receive, and record results are providing reliable integrity to the samples results.

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Sample security procedures used are providing reliable integrity to the samples results. Current quality control procedures for SG sampling should be modified to include monitoring reports and a 5% check at a secondary laboratory using wax coat water immersion methods.

There is little information supporting sampling methods, sample preparation, and analysis for pre-2013 data. Pre-2013 data represents less than 2% of the database and therefore does not represent a material concern for overall data reliability informing the Mineral Resource estimates.

First Majestic is continually monitoring results and addressing issues as they occur. At the end of 2019, under Central Laboratory management, the San Dimas Laboratory received new equipment for sample preparation and analysis, revised sample preparation and analysis procedures, and provided employee training. All samples received by the San Dimas Laboratory are logged in and sorted by a LIMS. Assay results are reported using the LIMS and include results from inserted laboratory quality control samples.

Before 2019, production channel and drill hole samples used to support grade estimation were assessed for laboratory accuracy but were not assessed for laboratory precision. Since 2021, The QAQC insertions for production channel and drill hole samples include field, coarse and pulp duplicates to assesses precision.

Fifty percent of field duplicate pairs with gold and silver results achieve the precision threshold. The low precision from field duplicates is most likely attributable to the natural heterogeneity of the distribution of mineralization within the deposits. First Majestic will review the field duplicate sampling procedures to ensure that field duplicates are representative of the material being sampled. The low but acceptable precision observed at SGS from gold results indicates an issue with the sample preparation at SGS. To confirm appropriate quality and consistency in pulp grind size, a revision of the pulp preparation method at SGS is being evaluated.

The field sampling procedure for production channel samples has some risk of introducing sampling bias but this possible bias has not yet been assessed.

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12.	DATA VERIFICATION

In 2011, AMC Mining Consultants (Canada) Ltd (AMC) completed data verification in support of the San Dimas 2011 Mineral Resource and Mineral Reserve estimation and identified several deficiencies, including issues with the mine laboratory. By 2013, San Dimas addressed these issues by submitting all new drill core and check channel samples to an independent commercial laboratory for preparation and analysis. A subsequent data review by AMC in 2013 concluded that the results were reasonable and suitable for supporting resource estimation at the time.

Data verification conducted by First Majestic before 2021 included a review of drill hole and channel sample data collected from the Jael, Jessica, Regina, and Robertita veins (the verification dataset). The most recent data verification includes data entry error checks, visual inspections of drillhole and channel data collected from between 2021–2024 from Elia, Rosario, El Oro, Aranza, Regina, Perez, Jael, Santa Teresa, and Castellana veins.

12.1.	Data Entry Error Checks

The data entry error checks consisted of comparing data recorded in the database with original collar survey reports, lithology logs and assay reports, and investigation of gaps, overlaps and duplicate intervals in the sample and lithology tables. A 3% random selection of drillholes and channel samples indicates no significant data entry errors when comparing collar locations recorded in the database with original survey reports and topographic maps issued by First Majestic.

Logged attributes data were entered directly into the database through core logging software. An inspection for gaps, overlap, and duplicates identified no issues.

No significant data entry errors were observed in a 3% random selection of the gold and silver assay results of the verification dataset. The error check consisted of a comparison of the assays values recorded in the database with original electronic copies and final laboratory certificates issued by SGS Durango, Central and San Dimas laboratories. In addition, a random selection of high-grade gold and silver results were verified against the original laboratory certificates. No transcription errors were observed.

Three drill holes from the verification datasets were visually inspected. Observed lithology, mineralogy, sample lengths, and sample numbers were compared to the logged data. No significant differences were observed.

12.2.	Visual Data Inspection

All drill hole collar and channel locations in the verification dataset were inspected in three dimensions by comparing drill hole locations with their relationship to underground topography. No significant position errors were observed.

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All downhole survey records in the verification dataset were inspected mathematically for angular deviation tolerance greater than 5°/30 m. No significant deviations were observed. Visual spot checks of five drill hole traces in three dimensions revealed no unusual kinks or bends.

A 3% random selection of lithology intervals of the verification datasets were visually inspected using core photos. Observed lithology, mineralogy, sample lengths and sample numbers were compared to the logged data. No significant differences were observed.

12.3.	Review QA/QC Assay Results

Verification of assay accuracy and contamination is provided in Section 11 of this Technical Report.

12.4.	Site Visits

Ms. María Elena Vázquez Jaimes, P.Geo., visited San Dimas on several occasions. Most recently, between July 3rd to July 11th, 2024. During these visits, Ms. Vázquez Jaimes reviewed current drill core and channel logging and sampling procedures and inspected drill core, core photos, core logs, and QAQC reports. She also undertook spot checks by comparing lithology records in the database with archived core. No significant issues were observed.

12.5.	QP’s Opinion and Other Comments on Section 12

The data verification completed by First Majestic identified no significant sample location, grade accuracy and contamination, or transcription error issues. The database is considered suitable to support Mineral Resource estimation.

Concerns identified by previous operators regarding the quality of data collected before 2013 are mitigated in part because only a small portion of the Mineral Resource estimates are supported by this data.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1.	Overview

San Dimas is an active mining operation where decades of consistent plant performance have superseded the original design test data as the primary basis for evaluating metallurgical outcomes.

13.2.	Metallurgical Testing

Metallurgical and mineralogical testing is conducted regularly at San Dimas to support ongoing process optimization. Even when plant performance meets expectations, continuous testing is carried out to enhance metal recoveries and reduce operating costs. These programs support improvements in reagent use, particle size control, backwash circuit efficiency, and the evaluation of alternative reagents. The on-site Metallurgical Laboratory analyzes monthly composite samples to assess the metallurgical behavior of the plant feed and guide operational adjustments.

13.2.1.	Mineralogy

Throughout the San Dimas property, the most abundant mineralogical species, both metallic and non-metallic include:

•	Metallic minerals (in order of abundance): pyrite (FeS2), galena (PbS), chalcopyrite (CuFeS2), sphalerite

•	((Zn, Fe)S), iron (Fe), argentite (Ag2S), native silver (Ag), hemimorphite (Zn4(Si2O7)(OH)2·H2O), and electrum;

•

Non-metallic minerals (in order of abundance): quartz (SiO2), chlorite ((Mg,Fe)3(Si,Al)4O10(OH)2-(Mg,Fe)3(OH)6), kaolinite (Al2Si2O5(OH)4), feldspar (KAlSi3O8 – NaAlSi3O8 – CaAl2Si2O8), and calcite (CaCO3).

The typical mineralogy is provided in Figure 13-1.

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Figure 13-1: Typical Distribution of Minerals

Note: Figure prepared by First Majestic, April 2025.

13.2.2.	Monthly Composite Samples

Daily and per-shift samples are collected from the material fed into the mills, with representative portions selected based on the tonnage processed each shift. These are combined to produce a monthly composite sample, prepared by the plant metallurgist in collaboration with the San Dimas Laboratory team. The primary goal of this program is to compare laboratory-scale results with actual plant performance, ensuring consistency and repeatability in metallurgical outcomes.

13.2.3.	Sample Preparation

Samples submitted to the Central Laboratory are dried, and then crushed to -10 or 6 mesh, depending on the test work planned.

13.3.	Comminution Evaluations

Since July 2018, First Majestic has been running tests to estimate the Bond ball mill work index (BWi) of the monthly composite samples.

Table 13-1 shows the results of the bond ball mill grindability test (at 270 mesh closing screen) for the period from June 2019 to February 2025.

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Table 13-1: Grindability Test Results for Different Composite Samples (2025)

Sample ID		Bond Ball Mill Work Index
		kWh/t Metric 200 M	Feed µm F80	Discharge µm P80
2019	June	17.5	2,325	58
	July	17.8	1,920	58
	August	16.8	1,906	58
	September	15.5	2,217	58
	October	17.4	2,110	60
2020	April	19.3	2,558	63
	May	19.7	2,582	61
	June	17.9	2,662	58
	December	17.5	2,524	55
2021	August	19.7	2,612	55
2022	August	19.2	2,411	75
2023	January	17.1	2,747	52
	February	16.0	2,518	50
	March	15.9	2,343	53
	July	15.2	2,375	52
	August	16.5	2,385	52
2024	August	15.1	2,398	50
	September	16.4	2,228	53
	October	16.5	2,401	53
	November	16.7	2,223	53
	December	16.6	1,907	53
2025	January	16.0	2,283	52
	February	15.3	2,166	52
	Statistics of the 23 Samples
	Average	17.0
	Standard Deviation	1.4
	Minimum	15.1
	25th Percentile	16.0
	Median	17.0
	75th Percentile	17.7
	Maximum	19.7

The Bond Work Index (BWi) results exhibit low variability, with values ranging from 15.1 to 19.7 kWh/t. Additionally, analysis of the data indicates a slight downward trend in the work index values.

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13.4.	Cyanidation, Reagent and Grind Size Evaluations

In addition to routine repeatability analyses of gold and silver recoveries using monthly composite samples, the San Dimas metallurgical team conducts a range of targeted tests to address operational challenges and drive ongoing optimization. These tests may include:

•	Grind size evaluations – cyanidation tests at varying grind sizes to assess optimal particle size;

•	Reagent optimization – fine-tuning cyanide, lime, and dissolved oxygen levels to improve efficiency and reduce cost;

•	Residence time assessments – leach time variation tests to determine the ideal retention time for maximum recovery;

•	Evaluation of alternative reagents – including oxidants, eco-friendly options, and novel salts aimed at improving metallurgical performance.

Test results are consistently shared with plant operations to inform continuous improvement efforts. As a demonstration of this integrated approach, Figure 13-2 illustrates a comparison between the mill’s monthly metallurgical recovery performance and laboratory results from the monthly composite samples for both gold and silver.

Figure 13-2: Comparison of Au Extractions Between Mill and Laboratory Performances

Note: Figure prepared by First Majestic, April 2025.

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Figure 13-3: Comparison of Ag Extractions Between Mill and Laboratory Performances

Note: Figure prepared by First Majestic, April 2025.

As shown, in months where the plant operated as expected (with gold recovery exceeding 95%), the average difference between laboratory and plant results was just 0.7% for gold, indicating strong alignment. For silver, the average difference was approximately 2.1%, reflecting areas of operational improvement within the plant.

13.5.	Optimizing Process Studies

As part of the ongoing investigations focused on optimizing plant performance, a series of metallurgical tests have been conducted focusing on increasing sodium cyanide concentration, leach at finer particle sizes, and incorporating oxidizing reagents. These initiatives are in response to the presence of complex and sulfidic ore minerals bearing valuable metals.

The testwork was conducted using a master composite sample derived from a high-contribution ore feed area referred to as “Pérez,” which was delineated based on geometallurgical zoning and exploration drill hole data. Given the extensive size of the domain and the mineralogical variability associated with its genesis, the area was subdivided into two geometallurgical subdomains, designated as Pérez 1 and Pérez 2. Mineral Engineering & Consulting LLC performed the tests.

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Figure 13-4: Pérez Domain – Drilling Program

Note: Figure prepared by First Majestic, April 2025.

The figures illustrate a trend toward achieving improved metal recovery by increasing the sodium cyanide concentration in the leaching process from 2,500 ppm to a maximum of 4,000 ppm. All tests used leach times of 107 hours.

Figure 13-5: Comparison of Au Extractions Between Perez 1 & Perez 2

Note: Figure prepared by First Majestic, April 2025.

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Figure 13-6: Comparison of Ag Extractions Between Perez 1 & Perez 2

Note: Figure prepared by First Majestic, April 2025.

13.6.	Recovery Estimates

The metallurgical recovery projections outlined in the LOM plan are supported by the historical performance of the processing plant. Based on plant performance data from 2021 to 2024, the estimated metal recoveries for the LOM plan and financial analysis are 92.6% for silver and 95.6% for gold. Table 13-2 presents the actual metallurgical recoveries achieved at the San Dimas processing plant over the past four years, though the last two years (2023 and 2024) were used in the LOM based on future material type and corresponding metallurgical testing.

Table 13-2: Metallurgical Recoveries achieved in San Dimas 2021-2024

Year	Production tonnes	Recovery % Ag	Recovery % Au
2021	822,791	94.7%	96.2%
2022	787,635	93.9%	96.3%
2023	875,345	94.3%	96.1%
2024	776,811	89.9%	94.7%

Yearly Average	815,646	93.2%	95.8%

Figure 13-7 shows the historical monthly metallurgical recoveries recorded at the San Dimas processing plant.

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Figure 13-7: Historical Monthly Metallurgical Recovery of Gold and Silver from January 2021 to January 2025

Note: Figure prepared by First Majestic, April 2025.

13.7.	Metallurgical Variability

In 2023 and 2024, metallurgical laboratory tests were performed on material from 15 distinct geological domains using conditions that closely mirrored those of the beneficiation plant, including a target P80 of approximately 100 µm, cyanide concentration near 3,500 ppm, and retention times around 84 hours. Supplied by the Geology and Exploration departments, the samples included a mix of vein and host rock material, proportioned to reflect anticipated dilution during mining. The box plots below highlight the considerable variability in metallurgical behavior, illustrating wide-ranging head grades and recoveries for both gold and silver across the tested domains.

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Figure 13-8: San Dimas Box Plot of Gold Head Grades 2023

Note: Figure prepared by First Majestic, April 2025.

Figure 13-9: San Dimas Box Plot of Gold Recoveries Grades 2023

Note: Figure prepared by First Majestic, April 2025.

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Figure 13-10: San Dimas Box Plot of Silver Head Grades 2023

Note: Figure prepared by First Majestic, April 2025.

Figure 13-11: San Dimas Box Plot of Silver Recoveries 2023

Note: Figure prepared by First Majestic, April 2025.

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Figure 13-12: San Dimas Box Plot of Gold Head Grades 2024

Note: Figure prepared by First Majestic, April 2025.

Figure 13-13: San Dimas Box Plot of Gold Recoveries 2024

Note: Figure prepared by First Majestic, April 2025.

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Figure 13-14: San Dimas Box Plot of Silver Head Grades 2024

Note: Figure prepared by First Majestic, April 2025.

Figure 13-15: San Dimas Box Plot of Silver Recoveries 2024

Note: Figure prepared by First Majestic, April 2025.

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13.8.	Deleterious Elements

San Dimas doré consistently exceeds 97% purity (Au + Ag) and incurs no refinery penalties. Since March 2023, purity has surpassed 98% due to process improvements, including higher-purity zinc powder and optimized flux blends.

Figure 13-16: San Dimas Monthly Historical Doré Purity (Gold + Silver), 2021–2024

Note: Figure prepared by First Majestic, April 2025.

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14.	MINERAL RESOURCE ESTIMATES

14.1.	Introduction

This section describes the resource estimation methodology and summarizes key assumptions considered by First Majestic for the Mineral Resource estimates for the San Dimas. The Mineral Resource estimates are prepared in accordance with CIM Estimation of Mineral Resource and Mineral Reserve Best Practice Guidelines (November 2019) and follow the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), that are incorporated by reference in NI 43-101.

The geological modelling, data analysis, and block model Mineral Resource estimates for San Dimas were completed under the supervision of David Rowe, CPG, a First Majestic employee.

14.2.	Mineral Resource Estimation Process

The block model Mineral Resource estimates are based on the database of exploration drill holes and production channel samples, underground level geological mapping, geological interpretations and models, as well as surface topography and underground mining development wireframes available as of the December 31, 2024, cut-off date for scientific and technical data supporting the estimates.

Geostatistical analysis, analysis of semi-variograms, and validation of the model blocks were completed with Leapfrog EDGE. Stope analysis to determine reasonable prospects for eventual economic extraction was completed with Deswik Stope Optimizer.

The process followed for the estimation of Mineral Resources included:

•	Database compilation and verification.

•	Review of data quality for primary and interpreted data and QAQC.

•	Setup of the Mineral Resource project with sample database, surface topography, and mining depletion wireframes and inspection in 3D space.

•	Three-dimensional geological interpretation, modelling, and definition of the Mineral Resource estimation domains.

•	Exploratory data and boundary analysis of the resource estimation domains.

•	Sample data preparation (compositing and capping) for variography and block model estimation.

•	Trend and spatial analysis: variography.

•	Bulk density review.

•	Block model resource estimation.

•	Validation and classification of the block model estimates.

•	Depletion of the Mineral Resource estimates due to mining.

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•	Development of appropriate economic parameters and assessment of reasonable prospects for eventual economic extraction.

•	Summary compilation of the Mineral Resource estimates.

14.2.1.	Sample Database

The combined drill hole and channel sample database for San Dimas was reviewed and verified by the resource geologists and support that the data verification program was reasonable. The sample data used in the Mineral Resource estimate has a cut off date of December 31, 2024, and consists of exploration drill hole and production related channel samples. Table 14-1 summarizes the drill hole and channel sample data used in the estimates by mine zones. Figure 14-1 and Figure 14-2 show the relative location of the data with respect to the mine zones in plan view.

Table 14-1: Diamond Drill Hole and Production Channel Data by Mine Zone, San Dimas

Vein	Mine Zone	Core Drilling		Channel Sampling
		# Samples	Meters	# Samples	Meters
All Veins	West Block	2,715	1,551	5,109	3,278
	Graben Block	6,364	3,735	49,008	33,957
	Central Block	16,212	8,336	194,101	114,249
	Tayoltita Block	21,724	11,995	941	480
	Santa Rita Area	103	59	10,007	4,964
	El Cristo Area	472	258	3,602	1,861
	Ventanas Area	290	257	875	725

	Total	47,880	26,191	263,643	159,513

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Figure 14-1: San Dimas Drill Hole Data Location, Plan View

Figure 14-2: San Dimas Drill Hole Data Location, Plan View of Ventanas Mine Area

Note: Figure prepared by First Majestic, April 2025.

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14.2.2.	Geological Interpretation and Modeling

The Mineral Resource estimates are constrained by the 3D geological interpretation and modelled domains of vein-hosted mineral deposits at San Dimas. The modelled vein domains are constructed from drill hole core logs, drill hole and production channel sample assay intervals, and contacts incorporated from underground geological maps produced by the mine geology staff. Three-dimensional geological modeling was completed for 35 veins using Leapfrog Geo. The domains also incorporated numerous faulted sub-domains that were identified in the underground mine. Each vein was modelled as a single estimation domain.

Figure 14-3 shows the location of the modelled domains, and an example of the geological modeling is shown for the Perez vein in Figure 14-4.

Figure 14-3: Plan-view Location of Estimation Domains by Mine Zone

Note: Figure prepared by First Majestic, April 2025.

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Figure 14-4: Faulted Geological Model for the Perez Vein, Vertical and Plan Views

Note: The Mineral Resource domain for the quartz vein is shown in red. Drill hole intercepts and channel samples shown in colored dots. Figure prepared by First Majestic, April 2025.

The boundaries of the domain models strictly adhere to the contacts of the veins with the surrounding country rock to produce reasonable representations of the mineral deposit locations and volumes. The Mineral Resource domains also incorporate some faulted sub-domains that are identified by the underground mine development. Table 14-2 lists the nine resource domains and associated codes.

Table 14-2: San Dimas—West Block Domain Names and Mine Codes

Area	Vein	Domain Name	Domain Code
West Block	Perez	Veta Perez	VPE
West Block	Perez	Veta Perez2	VPE2
West Block	Perez	Veta Perez3	VPE3
West Block	Perez	Veta Perez4	VPE4
West Block	Santa Teresa	Santa Teresa2	VST2
West Block	Santa Teresa	Santa Teresa	VSTE
West Block	Marshall	Marshall	Marshall
West Block	Marshall	Rosario	VROS

14.2.3.	Exploratory Sample Data Analysis

Exploratory data analysis was completed for gold and silver sample assay values for each of the estimation domains to assess the statistical and spatial characteristics of the sample data. The sample data were examined in 3D to determine the spatial distribution of mineralized intervals and to look for possible mixed sample populations.

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14.2.4.	Boundary Analysis

Boundary analysis was completed for each of the mineral resource domains to review the change in metal grade across the domain contacts using boundary plots. There is a sharp grade change across the contact and hard boundary conditions are observed in all domains. Hard boundaries were used during the construction of sample composite samples and during Mineral Resource estimation. Composite samples were restricted to their respective resource domain (Figure 14-5).

Figure 14-5: Example of Hard Boundary Contact Analysis for Silver for the Perez Vein.

Note: Figure prepared by First Majestic, April 2025.

14.2.5.	Compositing

To select an appropriate composite sample length, the sample intervals were reviewed for each domain. The selected composite length varied by domain with the most common composite sample length being 1.0 m. The assay sample intervals were composited within the limits of the domain boundaries and then tagged with the appropriate domain code. Any short residual composite samples left at the end of the vein intersection were distributed evenly across the vein composite intervals. Composite sample length examples for the West Block area are detailed in Table 14-3. Figure 14-6 shows the sample interval lengths before and after compositing for the Perez vein.

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Table 14-3: West Block Composite Sample Lengths by Domain

Area	Vein	Domain	Composite Length (m)	Residual End Length Treatment
West Block	Perez	VPE	0.8	Add to previous interval
West Block	Perez	VPE2	0.8	Add to previous interval
West Block	Perez	VPE3	0.8	Add to previous interval
West Block	Perez	VPE4	0.8	Add to previous interval
West Block	Santa Teresa	VST2	1.0	Add to previous interval
West Block	Santa Teresa	VSTE	1.0	Add to previous interval
West Block	Marshall	Marshall	0.6	Add to previous interval
West Block	Rosario	VROS	1.0	Add to previous interval

Figure 14-6: Sample Interval Lengths, Composited vs. Uncomposited, Perez Vein

Note: Figure prepared by First Majestic, April 2025.

14.2.6.	Evaluation of Composite Sample Outlier Values

Drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for the estimation. Outlier values at the high end of the grade distributions were identified for both gold and silver from inflection points of cumulative probability plots and analysis of histogram plots. The spatial distribution of such outliers was also investigated. To quantify the impact of capping, the resource was evaluated to assess the change in metal content for the

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estimation due to capping. Figure 14-7 is an example of the global capping analysis performed to identify extreme outlier values.

Capping of assay values was limited to a select few extreme values. To reduce bias from a larger set of high-grade samples, those outlier values were range restricted. Samples above a specified high-grade threshold value were used at full value out to a specified distance from the sample. Beyond the specified distance the samples were reduced in value to a stated high-grade threshold value. Table 14-4 shows the percentage of the outlier values that were capped. Table 14-5 shows the impact of the capping on the metal content by domain.

Figure 14-7: Global Capping Analysis for Gold Composite Samples for the Perez Vein with capping at 5,785 g/t.

Note: Figure prepared by First Majestic, April 2025.

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Table 14-4: San Dimas Example—West Block, Composite Sample Capping by Domain

				Silver			Gold
Area	Vein	Domains	Number Composites	Capping	Number Capped	% Capped	Capping	Number Capped	% Capped
West Block	Perez	VPE	5,307	5,785	25	0.47%	38	27	0.51%
West Block	Perez	VPE2	551	5,600	11	2.00%	35	10	1.81%
West Block	Perez	VPE3	22	NO	NO	NO	NO	NO	NO
West Block	Perez	VPE4	12	NO	NO	NO	NO	NO	NO
West Block	SantaTeresa	VST2	29	NO	NO	NO	NO	NO	NO
West Block	SantaTeresa	VSTE	582	1,200	7	1.20%	25	4	0.69%
West Block	Marshall	Marshall	304	2,200	3	0.99%	22	3	0.99%
West Block	Rosario	VROS	106	NO	NO	NO	NO	NO	NO

Table 14-5: San Dimas Example—West Block, Remaining Metal content by Domain after Capping

Area	Vein	Domains	Ag	Au
			t. oz	t. oz
West Block	Perez	VPE	95%	95%
West Block	Perez	VPE2	90%	92%
West Block	Perez	VPE3	100%	100%
West Block	Perez	VPE4	100%	100%
West Block	SantaTeresa	VST2	100%	100%
West Block	SantaTeresa	VSTE	94%	95%
West Block	Marshall	Marshall	98%	97%
West Block	Rosario	VROS	100%	100%

14.2.7.	Composite Sample Statistics

To assess the statistical character of the composite samples within each of the domains, the data were declustered by a cell declustering method. The declustered mean grade for gold and silver composite samples for estimation domains in the West Block are presented in Box and Whisker plots as an example, Figure 14-8.

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Figure 14-8: Box and Whisker Plots for Gold and Silver declustered composite statistics for resource domains in the West Block

Note: Figure prepared by First Majestic, April 2025.

14.2.8.	Metal Trend and Spatial Analysis: Variography

The dominant trends for gold and silver mineralization were identified based on the 3D numerical models for the metal in each domain. Model variograms for gold and silver composite values were developed along the trends identified, and the nugget values were established from downhole variograms. The variograms quantify and model the spatial continuity for the metals.

Figure 14-9 show the variogram plot and trend ellipsoid for the Perez vein.

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Figure 14-9: Variogram Model for the Perez Vein

Note: Figure prepared by First Majestic, April 2025.

14.2.9.	Bulk Density

An average bulk density of 2.6 t/m3 was used in estimation for all resource domains (refer to discussion in Section 10.9)

14.2.10.	Block Model Setup

Block model estimates were prepared for each of the resource domains. The block models were rotated so that the x and y axes lie parallel to the domains, and the minimum-z direction is perpendicular to the trend of the domain. A sub-blocked model type was created that consists of primary parent blocks that are sub-divided into smaller sub-blocks whenever triggering surfaces intersect the parent blocks. The domain boundaries served as triggers. The size of the parent block considered the drill hole sample spacing and the mining methods. Block models typically used 10 m x 10 m x 1 m parent blocks (x, y, z) that were sub-blocked to 1 x 1 m x variable heights, with a minimum of 0.1 m (x, y, z). Gold and silver grades were estimated into the parent blocks.

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14.2.11.	Resource Estimation Procedure

Block model estimates were completed for gold and silver. All block grades were estimated from composite samples captured within the respective domains. Following contact analysis, all domain contacts were treated as hard boundaries.

Block grades were estimated primarily by inverse distance weighting to the second power (ID2) and less commonly by ordinary kriging (OK). After inspection of the estimated gold and silver grades, many of the block models were judged to perform better with ID2 than with OK. The method selected in each case considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity.

All channel samples that were used during construction of the geological models were reviewed. Only those channels that completely cross the deposit were used during grade estimation. Channel samples that cross only a portion of the deposit were excluded as non-representative samples.

The production channel sampling method has some risk of non-representative sampling that could produce local grade bias. However, the substantial number of samples collected and used in the estimation may compensate for this issue and provide accurate results. There remains a risk that the channel samples could suffer from a systematic sampling issue that could also result in poor accuracy. These risks are recognized and addressed during resource grade estimation by eliminating the undue influence of channel samples over drill hole samples for blocks estimated at longer distances. The grade estimation process was run in two or three successive passes whenever production channel samples were present. The first pass used all composites, including production channel samples, and only estimated blocks within a restricted short distance from the channel samples. Passes two or three applied less restrictive criteria using drill hole composites and sawn channel composites only.

An example of the gold–silver estimation parameters used for the Perez domain is included in

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Table 14-6: Summary of Ag-Au Estimation Parameters for the Perez Block Model

Estimation Domain	Perez
Pass	Pass 1	Pass 2
Value Clipping Upper (g /t Ag)	5785	5785
Value Clipping Upper (g /t Au)	38	38
Search Ellipsoid Orientation
Dip	63	63
Dip-Azimuth	150	150
Pitch	21	21
Search Ellipsoid Length (m)
Maximum	22	180
Intermediate	16	90
Minimum	12	60
Minimum Samples	11	6
Maximum Samples	24	22

Figure 14-10: Block Model Estimation Passes for the Perez Domain, Vertical Section

Note: Pass 1 = Blue, Pass 2 = Green. Figure prepared by First Majestic, April 2025.

14.2.12.	Block Model Validation

Validation of the silver and gold grade estimations in the block models was completed for each of the resource estimation domains. The procedure was conducted as follows:

•	Comparison of wireframe domain volumes to block model volumes for the domains;

•	Visual inspection comparing the composite sample silver and gold grades to the estimated block values;

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•	Comparison of the gold and silver grades in “well-informed” parental blocks to the average sample values of the composited samples contained within those blocks using scatter plots.

•	Comparison of the global mean declustered composite grades to the block model mean grade for each resource domain;

•	Comparison of local block grade trends to composited sample grades along the three block model axes (i.e., easting, northing, and elevation) with swath grade trend plots.

•	Reconciliation of estimated tonnes and gold and silver grades to compared to mine reported production on a monthly and 12 month rolling basis.

The silver and gold estimated block grades were visually inspected in vertical sections. This review indicated that the supporting composite sample grades closely matched the estimated block values. Figure 14-11 and Figure 14-12 show the estimated block model silver and gold grades and the composite sample grades used in the estimation for the Perez vein.

Figure 14-11: Perez Ag g/t Block Model and Composite Sample Values, Vertical Section

Note: Figure prepared by First Majestic, April 2025.

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Figure 14-12: Perez Au g/t Block Model and Composite Sample Values, Vertical Section

Note: Figure prepared by First Majestic, April 2025.

The block model estimates were validated by comparing the estimated block grades for gold and silver to nearest neighbor (NN) block estimates and to the composite sample values in swath plots oriented in three directions. The estimated block grades, NN grades, and composite sample grade trends are similar in all directions for all resource domains. Figure 14-13 to Figure 14-15 show swath plots for silver grades estimated by ID2, OK, and NN along the x, y and z axes for the Perez vein.

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Figure 14-13: Swath Plot in X across the Perez Vein, Ag Values

Note: Figure prepared by First Majestic, April 2025.

Figure 14-14: Swath Plot in Y across the Perez Vein, Ag Values

Note: Figure prepared by First Majestic, April 2025.

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Figure 14-15: Swath Plot in Z across the Perez Vein, Ag Values

Note: Figure prepared by First Majestic, April 2025.

Overall, the validation demonstrates that the current Mineral Resource estimates are a reasonable representation of the input sample data.

Since the December 31, 2024, cut-off date for sample data used in the Mineral Resource estimates, additional drilling and production channel sampling from new mine developments has been completed and reviewed. This new data supports both the geological model and the Mineral Resource estimates. Overall, the validation supports that the current Mineral Resource estimates are a reasonable representation of the input sample data.

14.2.13.	Reconciliation

A monthly evaluation is completed to compare the estimated tonnage and grades for gold and silver obtained from the block model estimates captured by the scans of the mine cavity monitoring system (CMS) to the mine reported production. The production reported is based on direct measurements of weighed truck tonnes and direct sampling of all material deposited at the plant patio stockpiles for each truck. Figure 14-16 compares the block model tonnes and grades captured inside the CMS to the monthly mine extraction recorded by the Mine Geology Department over 12 months of production for 2024. A good correlation is observed between the estimated silver and gold grades and the extracted grades over a 12-month period. As expected, there is short-term monthly variability but over 12 months the accumulated estimated grades compare closely to the grades determined by grade control.

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Figure 14-16: San Dimas Mine Block Model Ag and Au Estimates (yellow) compared to mine reported production (green) on a monthly basis over a 12-month period ending December 15, 2024

Note: Figure prepared by First Majestic, April 2025.

14.2.14.	Mineral Resource Classification

Block model Mineral Resource estimates were classified according to the 2014 “CIM Definition Standards for Mineral Resources & Mineral Reserves” using industry best practices as outlined in the 2019 “CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”. Best practices in the industry advise that the classification of resources should consider the resource geologist’s confidence in the geological interpretation and model; confidence in the grade continuity for the mineralized domains; and the measure of sample support along with the quality of the sample data. Appropriate classification strategy integrates these concepts to delineate areas of similar confidence and risk.

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The Mineral Resource estimates were classified into Measured, Indicated, or Inferred categories and considered the following factors:

•	Confidence in the geological interpretation and models;

•	Confidence in the continuity of metal grades;

•	The sample support for the estimation and reliability of the sample data;

•	Areas that were mined producing reliable production channel samples and detailed geological control.

The method used to measure the sample support used for the Mineral Resource classification was the nominal drill hole spacing. The nominal drill hole spacing was produced by an estimation pass for each block in the model that used three composite samples with a maximum of one sample per drill hole, which requires three separate drill holes. The average distance for each block to the three closest drill holes was estimated, and then the nominal drill hole spacing was estimated by dividing the average distance to the drill holes by 0.7.

Blocks were flagged to consider for the Measured category if the nominal drill hole spacing was <15 m or the blocks were within 15 m of a mined development with production channel samples and geological control. Blocks were flagged to consider for the Indicated category if the nominal drill hole spacing was <35 m or the blocks were within 35 m of a mined development with production channel samples and geological control. Blocks were flagged to consider for the Inferred category if the nominal drill hole spacing was <60 m.

Wireframes were constructed to encompass block model zones for Measured, Indicated, and Inferred categories. This process allowed for review of the geological confidence for the deposit together with drill hole support and expanded certain areas but excluded others from the classification. Blocks were finally assigned to a classification category by the respective wireframe if the centroid of the block fell inside the wireframe.

Additional sample and underground mapping data collected since December 31, 2024, has been reviewed and supports the mineral resource classifications presented here. Figure 14-17 is an example of a projected vertical section (“long section”) displaying the Measured, Indicated, and Inferred Mineral Resource classification categories for the Perez vein.

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Figure 14-17: Measured, Indicated, and Inferred Mineral Resource Confidence Assignments, Perez Vein

Note: Figure prepared by First Majestic, April 2025.

14.2.15.	Reasonable Prospects for Eventual Economic Extraction

The Mineral Resource estimates were evaluated for reasonable prospects for eventual economic extraction (“RPEEE”) by application of input parameters based on mining and processing information from actual operations performance during 2022 and 2024. The economic parameters assumed for Mineral Resource estimates include operating costs, metallurgical recovery, metal prices and other parameters are shown in Table 14-7.

Table 14-7: Input Parameters for Evaluation of Reasonable Prospects of Eventual Economic Extraction.

Concept	Units	Values
Direct Mining Cost	$/t	64.73
Direct Milling Cost	$/t	31.49
Indirect and G&A Costs	$/t	65.51
Sustaining Costs	$/t	12.69
Metallurgical Recovery Ag	%	92.6
Metallurgical Recovery Au	%	95.6
Metal Payable Ag and Au	%	99.95
Metal Price Ag	$/oz Ag	28
Metal price Au	$/oz Au	2400

Underground longhole and cut-and-fill mining methods are assumed with minimum mining widths of 1.6 m and 1.2 m, respectively.

The Net Smelter Return (“NSR”) value was calculated from the input parameters and block model estimates and the cut-off value considered to constrain resources is $174/t. The NSR calculation assumed

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an underground operation and was based on the actual and budgeted operating and sustaining costs described above. NSR is described in detail in Section 15.2.

The Ag-Eq metal grades reported for the Mineral Resource estimates were calculated as follows:

•	Ag-Eq g/t = Ag g/t + (Au g/t * Au Factor);

•	Au Factor = Au Revenue / Ag Revenue;

•	Au Revenue = (Au Metal Price / 31.1035) x Au Recovery x Au Payable;

•	Ag Revenue = (Ag Metal Price / 31.1035) x Ag Recovery x Ag Payable.

Deswik Stope Optimizer software was used to identify the blocks that represent mineable volumes that exceed the cut-off value while complying with the aggregate of economic parameters. This tool allows blocks to be aggregated into the minimum stope dimensions and eliminate outliers that do not comply with these conditions. A second approach was also used following a methodology based on a set of calculations in the block model. The variables used were the true thickness from each vein, the minimum mining width, and the cut-off grade depending on the mining method. Results from this methodology were validated against the stope optimization in Deswik and were found to produce near identical results.

14.2.16.	Mining Depletion

Models of the underground mining excavations were evaluated into the block models for all domains. These modeled volumes were used to deplete the block model Mineral Resource estimates prior to reporting the resources. Regions within the mine such as unmined pillars that are in situ but judged to be un-mineable were also removed from the estimates.

14.3.	Statement of Mineral Resource Estimates

The Mineral Resources estimated for San Dimas are reported assuming underground mining methods, and an NSR cut-off value of $174/t. All Mineral Resources are reported using the 2014 CIM Definition Standards with an effective date of December 31, 2024.

The consolidated Measured and Indicated Mineral Resource Estimates are provided in Table 14-8, and Inferred Mineral Resource estimates are included in Table 14-9. Measured and Indicated Mineral Resource Estimates are reported inclusive of Mineral Reserve estimates. Mineral Resource estimates that are not Mineral Reserve estimates do not have demonstrated economic viability.

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Table 14-8: San Dimas Measured and Indicated Mineral Resource Estimate

(effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Central Block	Sulphides	1,169	355	4.79	778	13,320	180	29,240
Measured Sinaloa Graben	Sulphides	478	360	4.84	789	5,540	74	12,120
Measured Other Areas	Sulphides	205	399	3.80	735	2,630	25	4,850

Total Measured	Sulphides	1,851	361	4.69	776	21,490	279	46,210

Indicated Central Block	Sulphides	1,326	248	2.79	494	10,550	119	21,070
Indicated Sinaloa Graben	Sulphides	543	245	3.07	517	4,280	54	9,030
Indicated Tayoltita	Sulphides	158	326	4.04	684	1,660	21	3,480
Indicated Other Areas	Sulphides	997	335	3.00	600	10,730	96	19,240

Total Indicated	Sulphides	3,025	280	2.97	543	27,220	289	52,820

M+I Central Block	Sulphides	2,494	298	3.72	627	23,870	299	50,300
M+I Sinaloa Graben	Sulphides	1,021	299	3.90	645	9,820	128	21,160
M+I Tayoltita	Sulphides	158	326	4.04	684	1,660	21	3,480
M+I Other Areas	Sulphides	1,202	346	3.14	623	13,360	121	24,080

Total M+I	Sulphides	4,876	311	3.63	632	48,710	569	99,020

Table 14-9: San Dimas Inferred Mineral Resource Estimate

(effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Central Block	Sulphides	1,897	251	3.02	518	15,330	184	31,610
Inferred Sinaloa Graben	Sulphides	526	382	5.20	842	6,470	88	14,260
Inferred Tayoltita	Sulphides	506	261	3.10	536	4,250	50	8,710
Inferred Other Areas	Sulphides	2,400	217	2.24	415	16,760	173	32,050

Total Inferred	Sulphides	5,329	250	2.89	506	42,810	495	86,630

(1)	Mineral Resource estimates are classified per CIM Definition Standards (2014) and NI 43-101.
(2)	Mineral Resource estimates are based on internal estimates with an effective date of December 31, 2024.
(3)	Mineral Resource estimates were supervised or reviewed by David Rowe, CPG, Internal Qualified Person for First Majestic, per NI 43-101.
(4)	Silver-equivalent grade (Ag-Eq) is calculated as follows:

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(5)	Metal prices for Mineral Resources estimates were $28.0/oz Ag and $2,400/oz Au. Metallurgical recovery used was 92.6% for silver and 95.6% for gold. Metal payable used was 99.95% for silver and gold.
(6)	NSR cutoff value considered to constrain resources assumed an underground operation was $174/t and was based on actual and budgeted operating and sustaining costs.
(7)

Mineral Resources are reported within mineable stope shapes using the NSR cutoff value calculated using the stated metal prices and metal recoveries. The NSR cutoff includes mill recoveries and payable metal factors appropriate to the existing processing circuit.

(8)	No dilution was applied to the Mineral Resource which are reported on an in-situ basis.
(9)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

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(10)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.4.	Factors that May Affect the Mineral Resource Estimate

Factors that may materially impact the Mineral Resource Estimates include:

•	Changes to the assumptions used to generate the silver-equivalent grade cut-off grade including metal price, metallurgical recovery, cost assumption and exchange rates.

•	Changes to interpretations of mineralization geometry and continuity.

•	Changes to geotechnical, and mining method assumptions.

•	Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

•

The production channel sampling method has some risk of non-representative sampling that could result in poor accuracy locally. In addition, there is potential for the substantial number of channel samples to overwhelm samples from the drill holes in some areas. This is recognized and addressed during resource estimation by restricting the area of influence related to these samples to short ranges.

14.5.	Comments on Section 14

The QP for First Majestic is of the opinion that the Mineral Resource Estimates for San Dimas were estimated according to industry best practices and conform to the 2014 CIM Definition Standards for Mineral Resources. In the opinion of First Majestic, the Mineral Resource estimates reported here are a reasonable representation of the mineral resources found on the property at the current level of sampling.

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15.	MINERAL RESERVES ESTIMATES

This section summarizes the methods, assumptions, parameters, and modifying factors used by First Majestic in the preparation of the Mineral Reserve estimates for San Dimas.

The mine design and scheduling work supporting the compilation of the Mineral Reserve estimates discussed herein was prepared under the supervision of Mr. Andrew Pocock, P.Eng. and the QP responsible for these estimates.

15.1.	Methodology

The Mineral Reserve estimation process consists of converting Measured and Indicated Mineral Resource estimates to Proven and Probable Mineral Reserve Estimates by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and by applying modifying factors such as mining dilution and mining recovery. If the Measured and Indicated Mineral Resource estimates comply with the previous constraints, Measured Resource estimates could be converted to Proven Mineral Reserve estimates and Indicated Mineral Resource estimates could be converted to Probable Mineral Reserve estimates, in some instances Measured Mineral Resource estimates could be converted to Probable Mineral Reserve estimates if any or more of the modifying factors reduced the confidence of the estimates.

The conversion of Measured and Indicated Mineral Resource estimates to Proven and Probable Mineral Reserve estimates involves the following procedures:

•

Selection of a viable mining method for each of the geological domains, considering geometry of the deposit, geotechnical and geohydrological conditions, and metal grade distribution as observed during the examination of the block model and other mine design criteria.

•

Review of metal price assumptions approved by First Majestic’s management for Mineral Resource and Mineral Reserve estimates to be considered reasonable and following the “2020 CIM Guidance on Commodity Pricing and Other Issues related to Mineral Resource and Mineral Reserve Estimation and Reporting”.

•

Calculate net smelter return (NSR) and cut-off values (COVs), based on the assumed metal price guidance, assumed cost data, metallurgical recoveries, and smelting and refining terms as per the selling contracts.

•

Prepare the block models by adding the net smelter return (NSR), which is used in the stope optimization, and ensuring Inferred Mineral Resources will not be considered in the Mineral Reserve estimation process.

•	Compile relevant mine design parameters such as stope dimensions, minimum mining widths and pillar dimensions.

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•

Compile modifying factors such as dilution from blasting overbreak and geotechnical conditions and from mining loss while considering benchmarking from actual surveys, industry standard and underground observations.

•	Outline potentially mineable shapes from the block model based on Measured and Indicated Mineral Resource estimates that exceed the COV.

•	Screen potentially mineable shapes using stope optimization mining software to account for vein widths, minimum mining widths, dilution assumptions and economic factors.

•	Refine potentially mineable shapes by removing permanent sill and rib pillars, and by removing areas identified as inaccessible or unmineable due to geotechnical or stability conditions.

•	Design mine development and mine infrastructure required to access the potentially mineable shapes.

•

Carry out an economic analysis for groups of mineable shapes, such as sublevels or contiguous groups of shapes, and remove areas that are isolated from contiguous mining areas that will not cover the cost of development to reach those areas.

•	Set the mining sequence and define the production rates for each relevant area to produce the production schedule.

•	Estimate capital and operating costs required to extract this material and produce saleable product.

•	Estimate expected revenue after discounting selling costs.

•	Validate the economic viability of the overall plan with a discounted cash flow model.

Once these steps are completed and a positive cash flow is demonstrated, the statement of Mineral Reserve Estimates can be prepared.

The common mining methods used in San Dimas are sublevel longhole stoping (longhole) and cut-and-fill. The method assigned to a vein or section depends on vein characteristics and attitude (i.e., width, dip, and rock competence, among others). The current tonnage contribution by mining method at San Dimas is 70% longhole and 15% cut-and-fill, with the remaining 15% coming from development in ore.

15.2.	Net Smelter Return

The Net Smelter Return was calculated to determine the value for each block in the model based on the recoverable metal content and expected revenue, after deducting the relevant processing, transportation, and refining costs. The NSR was used as to assess if the revenue exceeds the operating and capital costs for blocks categorized as Measured or Indicated Mineral Resources. The NSR is calculated by using the after-refining value for each block of mined material and multiplying it by the grade in the block model and the NSR value is coded into the block model using Deswik production software.

NSR = Value of doré – (refining + transportation + insurance)

The NSR formulas was calculated from the assumed economic parameters shown in Table 15-1.

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Table 15-1: Economic Parameters Assumed for Calculation of NSR

Concept	Units	Values
Metal Price Ag	$/oz Ag	26.00
Metal Price Au	$/oz Au	2,200
Metallurgical Recovery Ag	%	92.62%
Metallurgical Recovery Au	%	95.60%
Metal Patable Ag and Au	%	99.95%
Dore Transport Cost	$/oz Dore	0.047
Insurance and Representation Cost	$/oz Dore	0.046
Refining Charge Ag	$/oz Ag	0.225
Refining Charge Au	$/oz Au	0.500

The cut-off value was calculated for the mine based on the parameters summarized in Table 15-2 and

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Table 15-3, which correspond to the operating and sustaining costs observed in San Dimas during the last 18 months of 2023-2024, and the 2025 budgeted costs. Cost allocation was applied using full costs (general), incremental costs (incremental), and marginal costs (marginal). General cost applies to mineralized material with sufficient value to fully support its on-site production costs. Incremental applies to mineralized material with values below the general cost that can still be included in the mineral reserve if certain costs to mine and process can assume to be zero. Marginal costs are applied to material that has to be mined to reach the general cut off material and only variable costs are applied. The methodology for estimating NSR cut off value aligns with the 2024 Mineral Reserve estimate and is consistent with the practice of other mines.

Table 15-2: Initial NSR Cut-Off Value Applied to Longhole

Operating Costs - Longhole			Full Cost	Incremental Cost	Marginal Cost
Mining (excluding haulage to plant)	$	/ t	61.91	55.72
Haulage to plant	$	/ t	9.01	9.01	9.01
Milling	$	/ t	39.37	31.49	31.49
Indirect	$	/ t	63.28	63.28	31.64
G&A (site)	$	/ t	2.23	2.23
Sustaining plant and infrastructure	$	/ t	5.03	5.03
Sustaining mine PPE	$	/ t	7.66	7.66
Sustaining Development	$	/ t	21.27
Infill exploration and mining rights	$	/ t	0.14
Closure Cost Allocation	$	/ t	1.79
Total	$	/ t	211.69	174.42	72.14
Cut-off Value			General	Incremental	Marginal
ROM all veins*	$	/ t	212	174	72

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Table 15-3: Initial NSR Cut-Off Value Applied to Cut-and-Fill

Operating costs cut-and-fill			Full Cost	Incremental Cost	Marginal Cost
Mining (excluding haulage to plant)	$	/ t	96.55	86.9
Haulage to plant	$	/ t	8.8	8.8	8.8
Milling	$	/ t	39.37	31.49	31.49
Indirect	$	/ t	63.28	63.28	31.64
G&A (site)	$	/ t	2.23	2.23
Sustaining plant and infrastructure	$	/ t	5.03	5.03
Sustaining Mine PPE	$	/ t	7.66	7.66
Sustaining Development	$	/ t	21.27
Infill exploration and mining rights	$	/ t	0.14
Closure Cost Allocation			1.79
Total	$	/ t	246.12	205.39	71.93
Cut-off Value			General	Incremental	Marginal
ROM all veins*	$	/ t	246	205	72

Three cut-off values have been determined for San Dimas: general COV, incremental COV, and marginal COV.

15.3.	Block Model Preparation

The mine planning software used to identify potentially mineable shapes is Deswik, which is used to discretize the mineralized structures by dividing the vein wireframes into 3.5 m-high by 3.5 m-long blocks, and 15m high by 4m long blocks for longhole mining. The diluted grade and tonnage, among other physical characteristics, are also assigned to these blocks from the mineral resource block model. An example of MSO outputs can be seen in Figure 15-1.

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Figure 15-1: MSO Mineable Shapes for the Perez Vein

LONGITUDINAL SECTION
(From East)
1,200Z
1,100Z
1,000Z
900Z
800Z
700Z
600Z
398,250E
398,500E
398,750E
399,000E
399,250E
0
100
200
300
Units: Metres
First Majestic Silver Corp.
San Dimas Silver/Gold Mine
Durango and Sinaloa, Mexico
MSO Perez Vein

Note: Figure prepared by First Majestic, April 2025.

Next, the modifying mining factors were introduced into the model, which are used to estimate diluted grades based on the selected mining method, vein thickness, minimum mining width and external dilution assumptions. The mining loss factor is also incorporated into the model based on the assumed mining method.

15.4.	Dilution

Modifying mining factors are the combination of dilution and mining loss that affect the quality and quantity of the material extracted during a mining operation. Dilution is waste material that enters the material movement stream and often has two negative impacts:

•	Increased cost (mining, processing, treatment and increasing the storage of tailings);

•	Increased mineralized material loss (through increased processing costs and impacting on metallurgical recoveries).

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There are multiple sources of dilution, and these can be classified in the following two categories: planned and unplanned dilution.

Planned dilution is additional waste that is deliberately mined concurrently with the target mineralised material, allowing the mineralised material to be fully recovered, leading to an overall lower mined grade. Many operations undergo an economic trade-off between selective, less productive methods and less selective, more productive methods, to determine if reducing the waste entering the ore stream results in better economic outcomes.

The planned dilution assumes a minimum mining width, which will depend on the applied mining method. The minimum mining width for cut-and-fill using jackleg drills was 0.8 m, while when using jumbo drills was 2.5 m. In the case of longhole mining, the minimum mining width assumed was 1.2 m.

The estimated overbreak in each side of the designed stope is 0.2 m for the two mining methods, longhole and cut-and-fill. An extra dilution from the backfill floor of 0.3 m for longhole and 0.2 m for cut-and-fill is also assumed

Unplanned dilution is waste material that unintentionally finds its way into the ore stream during the course of extraction and can be from a variety of sources including:

•	Over-break during mining;

•	Mucking of waste material (or backfill or road base material) during the mucking of mineralised material;

•	Misrouting and dumping of waste material on the ore stockpile (ROM);

•	Misrouting and dumping of waste in ore locations (stockpiles, ore passes) leading to a mixing of mineralised material and waste rock; and,

•	Backfill dilution from adjacent stopes.

Unplanned dilution is represented as a percentage of the undiluted stope. Figure 15-2 shows illustrations of the dilution assessment approach for each type of vein width and equipment used.

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Figure 15-2: Schematic Example of Dilution

Note: Figure prepared by Entech Mining Consultants Ltd. for First Majestic.

15.5.	Mining Loss

Mining loss refers to the percentage of mineralized material within the mine designs that will not be recovered into plant feed for various operational reasons.

Mining loss can have a significant impact on the mining business, with a reduction of revenue through the loss of mineralised material. Mining loss can occur in a variety of ways such as, poor blasting techniques, blast drillhole deviation, poor stope recovery, and weak ground conditions impacting on the access to the mineralised material. Mining loss occurs in most mining operations and an allowance for a reduction in revenue is prudent for budgeting and assessing for profitability. Mining loss is expressed as a percentage of diluted stope material.

An example of dilution and mining loss via underbreak (poor blasting practices) is illustrated below in Figure 15-3 and Figure 15-4. Note that underbreak in waste is an economic benefit, however it reflects that the operation is not achieving the targeted mining shape.

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Figure 15-3: Dilution and Mining Loss (longhole mining methods)

Note: Figure prepared by Entech Mining Consultants Ltd. for First Majestic.

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Figure 15-4: Dilution and Ore Loss (cut-and-fill mining method)

Note: Figure prepared by Entech Mining Consultants Ltd. for First Majestic.

Other than for sill mining, the average mining loss throughout each mining block for both cut-and-fill and longhole mining was assumed to be 5%. Sill pillars are designed as 3 m between production horizons, and crown pillars of 20 m is used for stopes near the surface. Areas of higher topography risk or historical mining areas are given heightened scrutiny and have been assigned a mining loss of 50% or 30% depending on the assessed risk. Table 15-4 shows the dilution and mining loss parameters assumed in this Technical Report.

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Table 15-4: Dilution and Mining Loss Parameters

Mine	Mining Method	Mining Loss	Mineable Width	Overbreak	Floor Dilution
All mines	Longhole	5%	1.2 m	0.4 m	0.2 m
	Cut-and-fill jumbo	5%	3.5 m	0.2 m	0.2 m
	Cut-and-fill jackleg	5%	0.8 m	0.2 m	0.3 m

15.6.	Mineral Reserve Estimates

To convert from Measured and Indicated Mineral Resource estimates to Proven and Probable Mineral Reserve estimates, the resource blocks were interrogated by applying economic criteria as well as geometric constraints based on the mining method envisioned. Mineable blocks or stopes were defined by following this process.

The Net Smelter Return cut-off value was used as the main economic constraint and was derived from an NSR model prepared with the parameters described earlier. The silver and gold grades were also expressed in terms of Ag-Eq.

Deswik software was used to interrogate each vein. Stope shapes were only considered if the grade of the shape met or exceeded the general COV as a first pass to define new extraction levels, followed by the corresponding incremental COV for each vein and mining method assumed to identify contiguous material that could be extracted with the same infrastructure assumed for the material screened by the general COV. Once the development infrastructure was designed, a review was carried out to identify the blocks that must be mined to access the mineable shapes. If the material was above the marginal COV then these blocks were also included into the Mineral Reserve estimates.

Blocks below the general COV were included in the Mineral Reserve estimates as long as they fulfilled the criteria to be classified under the incremental and marginal COVs. Mineral Reserve blocks above the cut-off value are excluded when the blocks appear to be isolated or do not pass other economic considerations.

15.7.	Statement of Mineral Reserve Estimates

The Mineral Reserves are tabulated in Table 15-5, and have an effective date of December 31, 2024. The QP for the estimate is Mr. Andrew Pocock, P.Eng.

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Table 15-5: San Dimas Proven and Probable Mineral Reserve Estimates (effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Proven Central Block	Sulphides	780	255	3.47	557	6,390	87	13,980
Proven Sinaloa Graben	Sulphides	293	222	2.67	455	2,090	25	4,290
Proven Tayoltita	Sulphides	0	0	0.00	0	0	0	0
Proven Other Areas	Sulphides	184	297	2.65	528	1,750	16	3,120

Total Proven	Sulphides	1,257	253	3.16	529	10,230	128	21,390

Probable Central Block	Sulphides	732	228	2.74	467	5,370	65	11,010
Probable Sinaloa Graben	Sulphides	381	211	2.66	443	2,580	33	5,430
Probable Tayoltita	Sulphides	133	206	2.74	445	880	12	1,900
Probable Other Areas	Sulphides	726	275	2.48	492	6,420	58	11,470

Total Probable	Sulphides	1,972	241	2.63	470	15,250	167	29,810

P+P Central Block	Sulphides	1,512	242	3.11	514	11,760	151	24,990
P+P Sinaloa Graben	Sulphides	674	216	2.67	448	4,670	58	9,720
P+P Tayoltita	Sulphides	133	206	2.74	445	880	12	1,900
P+P Other Areas	Sulphides	910	279	2.51	499	8,170	74	14,590

Total P+P	Sulphides	3,229	245	2.84	493	25,480	294	51,200

(1)	Mineral Reserves are classified per CIM Definition Standards (2014) and NI 43-101.

(2)

Mineral Reserves are effective December 31, 2024, are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.

(3)	Mineral Reserve estimates were supervised or reviewed by Andrew Pocock, P.Eng., Internal Qualified Person for First Majestic per NI 43-101.

(4)	Silver-equivalent grade (Ag-Eq) is calculated as follows:

Ag-Eq Grade = Ag Grade + Au Grade *( Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price)

(5)

Metal prices for Reserves: $26/oz Ag, $2,200/oz Au. Other key assumptions and parameters include Metallurgical recoveries of 92.6% Ag, 95.6% Au; metal payable of 99.95% Ag & Au, costs ($/t): direct mining $61.91 longhole stoping and $96.55 cut & fill, processing $39.37 mill feed, indirect/G&A $65.51 and sustaining $35.88 for longhole stoping and cut & fill.

(6)

A two-step cutoff approach was used per mining method: A general cutoff value defines mining areas covering all associated costs; and a 2nd pass incremental cutoff value includes adjacent material covering only its own costs, excluding shared general development access & infrastructure costs which are covered by the general cutoff value material.

(7)

Modifying factors for conversion of resources to reserves include but are not limited to consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social, and legal factors. These factors were applied to produce mineable stope shapes.

(8)	Tonnage in thousands of tonnes, metal content in thousands of ounces, prices/costs in USD. Numbers are rounded per guidelines; totals may not sum due to rounding.

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15.8.	Factors that May Affect the Mineral Reserve Estimates

Factors that could affect the Mineral Reserves estimate include changes to the following assumptions:

•	Metal prices and exchange rates;

•	Unplanned dilution;

•	Mining recovery;

•	Geotechnical conditions;

•	Equipment productivities;

•	Metallurgical recoveries;

•	Mill throughput capacities;

•	Operating cost estimates;

•	Capital cost estimates;

•	Changes to the assumed permitting and regulatory environment under which the mine plan was developed;

•	Changes in the taxation conditions;

•	Ability to maintain mining concessions and/or surface rights;

•	Ability to renew agreements with the San Dimas and Rincon de Calabazas Ejidos;

•	Adverse outcomes to any community relations disputes

•	Ability to obtain and maintain social and environmental license to operate.

15.9.	Comments on Section 15

The QP for First Majestic is of the opinion that the Mineral Reserve Estimates for San Dimas have been prepared in accordance with CIM Definition Standards, and are supported by appropriate technical and economic studies, and that the estimates are reasonable and reliable for disclosure.

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16.	MINING METHODS

16.1.	General Description

San Dimas includes five main underground gold and silver mining areas: West Block (San Antonio mine), Sinaloa Graben Block (Graben Block), Central Block, Tayoltita Block, and the Arana Hanging-wall Block (Santa Rita mine). In 2024, 35% of Run-of-Mine (ROM) production came from the Central Block, 34% from the Sinaloa Graben and 32% from West Block. A plan view of the mining blocks and the main access tunnels is shown in Figure 16-1.

Figure 16-1: San Dimas Mining Areas

Perez
Jessica
Noche Buena
Regina
Pozolera
Roberta
San Enrique
Robertita
San Jose
Alexa
Victoria
Gloria
Marina1
Marina2
Jael
Soledad
Gabriela
Celia
Castellana
Gertrudis
Elia
Aranza
Marshall
Santa Lucia
El Oro
El Cristo
Tayoltita
Santa Rita
396,000E
398,000E
400,000E
402,000E
404,000E
406,000E
408,000E
410,000E
412,000E
2,670,000N
2,668,000N
2,666,000N
N
S

First Majestic Silver Corp.

San Dimas Silver/Gold Mine
Durango and Sinaloa, Mexico
Mining Areas
March 2025

Note: Figure prepared by First Majestic, April 2025.

Both contractor and First Majestic personnel conduct mining activities. Two mining methods are currently being practiced at San Dimas, cut-and-fill and longhole mining. Cut-and-fill is carried out by either jumbo or jackleg drills. Primary access is provided by adits and internal ramps from an extensive tunnel system.

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16.2.	Mining Methods and Mine Design

16.2.1.	Geotechnical Considerations

Geotechnical data is primarily collected through geotechnical core logging and underground mapping at San Dimas which is recorded in company databases. Geotechnical core logging is performed on diamond drill core after geological logging, using standard methods to collect parameters for Q (Barton et al., 1974), Rock Mass Rating (RMR) (Bieniawski, Z.T., 1989) or Geological Strength Index (GSI) (Hoek, et al., 1997) systems. Underground geotechnical mapping is conducted by a ground control engineer (or delegate) using scan line, window, and frontal mapping techniques. This aims to collect parameters for Q, RMR, or GSI classification.

Rock mass qualities are assessed by domain (typically lithological units) with Q, RMR, or GSI classification systems. This allows ground conditions (e.g., strong/brittle, weak/faulted, highly jointed) to be assessed and understood. Hydrogeological conditions, where they occur and are relevant to stability are also included in the rock mass classification.

Underground: stope stability, crown pillar, backfill, and opening dimensions are assessed and reviewed by site personnel. Typical stability assessments methods used are empirical and numerical, including the improved unified constitutive model (IUCM) (Vakili, 2016) with FLAC3D software (Itasca, 2011).

A summary of key geotechnical units is presented in Table 16-1.

Table 16-1: San Dimas Geotechnical Units

Geotechnical Unit	Rock Type / Description	Failure Probability	Q Index	Rock Quality	RMR Index
UNIT 1	Granodiorite – Light gray/pink, good quality	Low	40–100	Very Good	81–100
UNIT 2	Andesite with rhyolite/andesite tuffs, weathered	Medium to Low	10–40	Good–Very Good	61–80
UNIT 3	Andesite with wedges and intense fracturing	Medium to High	4–10	Fair–Good	41–60
UNIT 4	Fine-grained andesite, high fracturing, water impact	High	1–4	Poor–Fair	21–40
UNIT 5	Fine-grained andesite with tuffs, highly fractured and clay-filled	Very High	0.1–1	Very Poor	0–21

Ground conditions throughout most of the San Dimas underground workings are considered good with Unit 3 being the predominant geotechnical unit, made up of productive andesite, rhyolite, and andesitic dikes. Bolting is used systematically in the main haulage ramps, drifts, and underground infrastructure. For those sectors that present unfavorable rock quality, shotcrete, mesh, and/or steel arches are used.

Recommended ground support applied various combination of typical items, such as bolts, welded wire mesh, shotcrete, and cable bolts. Standard ground support designs have been developed and are applied. An example of a typical ground support standard is outlined in Figure 16-2.

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Figure 16-2: Typical Ground Support Patterns

Note: Figure prepared by First Majestic, April 2025.

16.2.2.	Hydrogeological Considerations

Groundwater inflow has not been a significant concern San Dimas and as a result it has not been studied in detail.

16.2.3.	Development and Access

Access to the mining areas is achieved by adits and internal ramps. The main adits from the surface are shown in Figure 16-1. The Central Block and Sinaloa Graben regions rely solely on truck haulage, whereas Tayoltita ROM material is transported to the surface stockpile via rail. Main accesses are typically driven at 4 m wide by 4.5 m high, with accesses to the stopes at 3 m wide by 3 m high. Typical rail haulage way dimensions are 3.5 m wide by 3.5 m high. Main ramps are generally driven at a gradient of 15% as shown in Table 16-2.

The view shown in Figure 16-3 is an example of development adjacent to a vein, in this case the Perez vein.

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Table 16-2: Development Profiles

Development Type	Width (m)	Height (m)	Gradient (%)
Ramp (primary haulage)	4.0	4.5	±	15%
Secondary Ramp	4.0	4.0	±	15%
Stope-ramp	3.0	3.5	±	15%
Access longhole	3.0	3.5		+ 0.5%
Access cut-and-fill	3.0	3.5		-15%
Muck-bay	4.0	4.0		+ 0.5%
Stockpile	4.0	4.0		+ 0.5%
Access ventilation	4.0	4.0		+ 0.5%
Sump	2.5	2.5		-17%
Ore drifts	3.0	3.5		+ 0.5%
Safety bay	2.5	2.5		+1%
Electrical bay	2.5	2.5		+1%
Robbins station	9.0	7.0		+1%
Drilling station	6.0	6.0		+1%
Electrical substation	6.0	6.0		+1%

Figure 16-3: Perez Vein Development and Production

Note: Figure prepared by First Majestic, April 2025.

Internal ramps connect stopes from both the hanging wall and foot wall, and often, when two or more veins are in close proximity, a single ramp can provide access to multiple veins. In the case of the Perez

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vein ROM material is typically hauled out of the San Fernando drift and then deposited into ore passes to the San Luis tunnel where it is extracted by contractors to the plant. Material from the Graben Sinaloa zone is extracted through tunnel Graben with contractors to the plant.

Since the mine was acquired by First Majestic, the development rate can bee seen in the table below. Table 16-3.

Table 16-3: San Dimas Development 2018 to 2024

Development	Unit	2018*	2019	2020	2021	2022	2023	2024
Waste expansionary	m	1,426	2,595	2,018	5,604	3,548	2,195	6,915
Waste sustaining	m	5,592	11,373	11,929	11,821	11,908	8,483	7,370
Development in Ore	m	6,045	10,053	12,207	8,645	6,397	6,963	5,208

Total Development	m	13,063	24,021	26,154	26,070	21,853	17,641	19,493

*	Development May-Dec 2018

16.2.4.	Mining Methods and Stope Design

The predominant mining methods at San Dimas are mechanized cut-and-fill and longhole mining. Longhole mining was introduced in 2012 and is becoming increasingly important.

Cut-and-fill mining is carried out using jumbo or jackleg drills and load-haul-dump (LHD) machines. Minimum mining widths of 3.5 m and 0.8 m for jumbo and jackleg mining, respectively, may be attainable. Waste rock is used as fill material and provides both wall support and a working base from which to take subsequent cuts after the initial sill cut.

Figure 16-4 is a representative long-section schematic showing the cut pattern followed after establishing accesses to the mineralized veins.

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Figure 16-4: Cut-and-Fill Long Section Schematic

Note: Figure prepared by First Majestic, April 2025.

During cut-and-fill mining, an initial 3.5 m high sill cut is typically taken followed by a second 3.0 m cut. Waste rock is then used to fill the void to about 1.0 m from the back, so as to form the working floor for the next cut. The next 3.0 m cut is then breasted down on top of the fill. When this mineralized material is mucked out, filling occurs again to within about 1.0 m of the back. The process is repeated until within about 4.0 m of the next sill cut. Sills beneath waste fill are mined using uppers. The general mining recovery factor is about 95%.

Longhole mining consists of drilling production holes into the pillar between two mineralized drifts. A minimum mining width of 1.2 m is envisaged for the method. A drop raise or an inverse raise is drilled and blasted at the extremity of the mining block. The length of the block is determined relative to the geotechnical condition of the exposed walls. Stopes can be mined either with upholes or downholes, with maximum heights of 1 from sill to sill. The longhole mining method offers increased productivity, lower unit operating costs, and reduced waste dilution in veins of consistent geometry. A typical long hole stope can be seen in the image in Figure 16-5.

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Figure 16-5: Schematic of Longhole Stoping

Longhole Stopes
Planned
Development
Asbuilts

First Majestic Silver Corp.

San Dimas Silver/Gold Mine
Durango and Sinaloa, Mexico
Longhole Stopes

Note: Figure prepared by First Majestic, March 2025.

Drilling at San Dimas is done with top hammer rigs Stope mates (pneumatic drilling rigs), and Raptors (electric drilling rigs) and is typically drilled uphole, although downhole stopes may be designed in instances where conditions permit it. The hole diameter is 64mm and guide and stabilizing rods are used to increase drilling precision and minimize deviation. A typical drill section layout of a production stope is shown in Figure 16-6. A typical section of an uphole longhole drill layout plan is shown in Figure 16-7.

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Figure 16-6: Section of Typical Drill Layout for a Production Stope

Note: Figure prepared by First Majestic, March 2025.

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Figure 16-7: Longhole Uphole Stope Section

Note: Figure prepared by First Majestic, March 2025.

Twelve-metre long upholes are drilled from the lower drift to communicate to the upper drift to remove all of the material. In areas where a sill pillar is left the holes are cut 3m short of break through. Where possible, holes are drilled along the contact of the vein, and typical overbreak on the hanging-wall and footwall is approximately 0.4 m. San Dimas has regularly mined veins less than 1 m in width with success using this method. All stopes in San Dimas are either left void or filled with ROM waste rock.

The explosive primarily used in San Dimas is ANFO due to its cost effectiveness and simplicity of use in dry mine conditions. For longhole blasting ANFO is transported to the stope in 25kg bags where it is pressurized in a kettle loader and injected and compacted into the upholes leaving a 1.5m void collar. In the instance of blasting down holes, the ANFO is poured into the hole until the require column has been filled. There is minor water inflow in San Dimas underground but when the stope holes are wet an emulsion cartridge loader (Can-Blast) is used to inject 2”x16” emulsion stick into the hole. All holes are initiated with an electronic detonator and one detonator is inserted at the toe and an additional det is inserted at 6 meters.

For drift blasting, ANFO is used when conditions are dry for the cut, and for center body of holes, perimeter blasting is implemented by using low density stick emulsion in the back holes to reduce dilution and scaling requirements increasing cycle times for development.

A sample development blast plan can be seen below in Figure 16-8

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Figure 16-8: Ore Development Blast Drill Plan

3.50
2.63
1.75
0.88
0.55
0
1.20
0.45
0.35
0.55
0.88
1.75
2.63
3.50

Plantilla de barrenacion para obra de desarrollo		
Sección	**3.5 x 3.5**	**m**
Diámetro de barreno	1 7/8"	
Diámetro de escareado	4"	
Barrenacion efectiva	4.3	m

Datos técnicos plantilla de barrenación				
Ubicación	Barrenos	ANFO	Cartuchos	Taco
Cuña	4	17.6	4	20 cm
Ayudantes	4	16.8	4	40 cm
Cuadros	12	54	12	50 cm
Descargues	0	0	0	80 cm
Contorno	14	51.8	14	120 cm
Piso	5	22	5	60 cm
Total	39	165.8	39	

Contorno con *Emulex C*	49	pz 1x39"	90cm + tapón
Piso con *Emulex 1*	20	pz 1 1/2x39"	60cm + tapón

Toneladas de roca	136.955			ton
Relación agente-alto	94.34	-	5.659	%

NONEL LP	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
CANTIDAD	1	1	1	1	2	2	2	2	2	2	4	5	6	4	4

Resumen de Carga	
Total ANFO:	165.8
Total Alto Explosivo:	9.945
Factor de Carga (kg/ton):	1.28

20

First Majestic Silver Corp.

San Dimas Silver/Gold Mine
Durango and Sinaloa, Mexico
Ore Development Drill Plan
March 2025

Note: Figure prepared by First Majestic, March 2025.

16.2.5.	Ore and Waste Haulage

Ore is hauled from the underground mine to the surface by means of 14 m3 conventional trucks. Most truck haulage at San Dimas is carried out by contractors, however First Majestic has 11 trucks used for material transfers inside the mine.

To transfer material between underground levels, a system of reamed and conventional ore-passes is used.

Ore from the three mine areas, Central Block, West Block, and Sinaloa Graben, is hauled to the mill site via three main tunnels know as the San Luis, Tunnel Graben, and San Francisco tunnels. The mine is setup with a series of ore passes that connect the stopes areas to the haulage levels for the material to flow and to be loaded and hauled to surface and the plant, where it is sampled by ore control and separated into high, medium and low grade stockpiles for blending before being fed to the plant. The ROM material from the Tayoltita mine sector is be transported by rail to the mill.

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Development waste is generally moved to stopes as backfill with a limited surplus hauled to surface and stored in the waste storage facility known as La Herradura.

16.3.	Mine Infrastructure

This subsection provides an overview of the infrastructure located within or directly connected to the underground mine. The QP is of the opinion that the underground infrastructure, mine services, and fixed equipment are well-suited to the scale and conditions of the underground operations. During the site visit, the QP observed that these installations are of high quality, fully operational, and functioning as intended.

16.3.1.	Mine Access and Underground Facilities

San Dimas contains an operational track and railcars at the Tayoltita mine. Santa Rita mine, Graben-Sinaloa, Central block and West block are trackless operations are accessed by three main portals, the San Francisco Tunnel, and San Luis Tunnel which support the West block and Central block, and the Graben Tunnel which supports the Graben-Sinaloa zone. These zones are connected underground by tunnels and, providing access to each area without the need to return to surface. Santa Rita, and Tayoltita mines are isolated from the other mine operations and can only be accessed through their respective portals.

16.3.2.	Ventilation

The San Dimas ventilation system consists of an exhaust air extraction system through its main fans located on surface. These fans generate the necessary pressure change for fresh air to enter through the portals and ventilation raises.

Figure 16-9 shows the ventilation connections among the different mine sectors in San Dimas, and the location for the fans, ventilation raises, and main portals.

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Figure 16-9: Ventilation System

Note: Figure prepared by First Majestic, March 2025.

First Majestic personnel constantly monitor the system and the quality of the air. The software used to model the performance of the ventilation system and to design the required ventilation infrastructure is Ventsim.

The main ventilation system has a capacity of 1,125,000 cubic feet per minute (cfm) totalling 2,350 installed horsepower (HP). It is made up of seven fans in total, of which two are currently inactive. The total capacity is sufficient to provide the 774,120 cfm that are needed for personnel, equipment, and explosive gas dilution requirements. The fresh-air needs are shown in

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Table 16-4.

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Table 16-4: Fresh Air Requirement

Area	Request
	Personnel (cfm)	Equipment (cfm)	Explosives (cfm)	Total (cfm)
Elia	1,060	46,125	5.32	47,190
Victoria	1,007	6,855	5.25	7,867
San Antonio	1,166	24,750	4.37	40,653
Santa Teresa	1,908	77,925	1.75	79,839
Jessica	2,915	119,595	24.49	122,534
Perez-Sn Vicente	2,173	210,338	20.8	212,531
Regina	2,279	74,048	70.98	21,845
Gertrudis	1,961	59,993	25.01	61,979
Jael	1,325	27,900	4.37	29,229
El Oro	1,696	48,450	4.37	50,150
Robertas	1,696	48,450	4.37	50,150
Marina 2	1,696	48,450	4.37	50,150
Total	20,882	792,878	175.45	774,120

As part of the ventilation system, the mine uses secondary fans with capacities ranging from 30.5 to 100 hp. These secondary fans are used to bring fresh air over to the developments faces to provide fresh air and remove dust and fumes.

16.3.3.	Backfill

The waste material from the main underground infrastructure development is used as backfill for longhole and cut-and-fill stopes. The rock size distribution is adequate to stabilize the cavities and no cement is needed. The back-filling process is carried out with the same equipment used for mucking and hauling.

16.3.4.	Dewatering

Dewatering systems in San Dimas consist of main and auxiliary pumps in place at each of the mine areas. In the Central Block, main pumps of 100, 150, and 300 hp provide a combined capacity of approximately 1,500 gallons per minute (gpm); actual quantities pumped to surface are in the 400–500 gpm range. In the Sinaloa Graben area, there are three 40 hp pumps with a capacity of 250 gpm. One 30 hp pump gives around 220 gpm capacity in the Tayoltita area. Santa Rita has 330 gpm capacity from a 150 hp pump.

Additional pumping requirements and necessary extensions to individual systems were identified and included in the sustaining capital budget.

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16.3.5.	Mine Water Supply

Water supply for diamond drilling and other mining activities in the Central Block is provided by one water pump with a capacity of 185 gpm each. When possible, the Central Block recycles underground drainage water and otherwise sources water from wells shared by other infrastructure. Figure 16-10 shows the method to clean up the water through a sump system. Most of the water in the Sinaloa Graben sector is from recirculating sumps.

Figure 16-10: Pumps Station Typical Arrangement

Note: Figure prepared by First Majestic, March 2025.

16.3.6.	Power Supply

Electric power is provided by a combination of First Majestic’s own power generated through its “Las Truchas” hydroelectric plant (38%), the national power grid operated by the Federal Energy Commission (CFE) (49%), and as needed, rented or owned diesel generation (13%). Diesel generation is planned to be replaced in 2025 with new LNG energy production. Section 18.4 describes in more detail the distribution and consumption of electrical power in San Dimas.

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16.3.7.	Compressed Air

There are 12 stationary air compressors installed in the mine, distributed among the different operational sectors. The compressors are used for distinct kinds of services, including exploration drilling. The capacity of the stationary air compressors varies from 900 to 1,300 cfm and delivers a total installed capacity of 11,700 cfm.

There are another six mobile electric compressors dedicated to assisting the production drilling (longhole). The total capacity of the mobile compressors is 6,500 cfm.

16.3.8.	Explosives

The general magazine for the San Dimas operation is located on surface. It has the capacity to store the explosives required for all the production and development areas. It complies with all the current permits and authorizations which were granted by the Ministry of National Defense (SEDENA). The storage is correctly sectorized between high explosives, agents, and initiators, as requested by the authorities. The explosives are distributed to the working areas in safety trucks. There is an internal procedure implemented and monitored by the company to hand out the explosives.

16.4.	Development Schedule

Based on the current LOM plan, San Dimas will develop an average of 7.5 km of waste development and 6 km of ore development per year for the next five years. The LOM total is 32 km of lateral waste development, 3 km of vertical development and 30 km of development in ore as shown in Table 16-5.

Table 16-5: San Dimas Life of Mine Development Schedule

Type	Units	Size (m)	2025	2026	2027	2028	2029	Total
Main Access Ramp	m	4.5x4.5	2,378	2,385	2,385	2,578	586	10,313
Main Level Access	m	4.5x4.5	2,101	2,107	2,107	2,277	518	9,109
Ancillary	m	3.5x3.5	1,229	1,232	1,232	1,332	303	5,328
Drifting for Exploration	m	4.5x4.5	1,821	1,826	1,826	2,016	469	7,958
Ventilation Raises	m	2.5 diam	1,009	1,067	580	446	51	3,153

Total Waste Development	m		8,538	8,617	8,130	8,649	1,926	35,860

Ore Development	m	3.5x3.5	6,783	6,802	6,802	6,326	3,353	30,066

Total Development	m		15,321	15,418	14,932	14,975	5,279	65,926

16.5.	Production Schedule

The development and production schedules were developed in Deswik and Excel based on the San Dimas mine design standards and considering previous performance indicators for production and development rates. The schedule tracks and reports development metres and stope production for each domain on a

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monthly basis. These schedules are used as inputs to an economic model to review if positive cashflow is obtained.

The production schedule assumes that the cut-and-fill and longhole stopes will continue to perform as they have historically and that all mining will be from the Mineral Reserves.

Based on historic performance, it is expected that First Majestic will be mining some material that is not currently classified as Mineral Reserves, this material is commonly found when drifting towards exploration targets and mineralized structures are found. In addition, some extensions to the modelled veins are extracted during normal course of mining. This material is neither estimated nor considered in the production schedule incorporated into the economic model.

The production schedule for the LOM plan is presented in Table 16-6.

Table 16-6: San Dimas Life of Mine Production Schedule

Type	Units	2025	2026	2027	2028	2029	Total
ROM Production / Plant Feed	kt	629	631	631	631	708	3229
Silver Grade	g/t Ag	285	285	285	285	153	245
Gold Grade	g/t Au	2.83	2.83	2.83	2.83	2.86	2.84
Silver-Equivalent Grade	g/t Ag-Eq	532	532	532	532	403	493

Contained Silver	M oz Ag	5.8	5.8	5.8	5.8	3.5	25
Contained Gold	k oz Au	57	57	57	57	65	294
Contained Silver-Equivilent	M oz Ag-Eq	10.8	10.8	10.8	10.8	9.2	51

Metallurgical Recovery Silver	%	94.9%	92.6%	92.6%	92.6%	92.6%	93.1%
Metallurgical Recovery Gold	%	95.1%	95.6%	95.6%	95.6%	95.6%	95.5%

Produced Silver	M Oz Ag	5.5	5.4	5.4	5.4	3.2	24
Produced Gold	k Oz Au	54	55	55	55	62	281
Produced Silver-Equivalent	M oz Ag-Eq	10.2	10.1	10.1	10.1	8.7	48

A total of 3.2 Mt of ore is considered to be mined and processed with grades of 245 g/t Ag and 2.84 g/t Au. Total metal produced is estimated at 25 Moz Ag and 294 Koz Au.

16.6.	Equipment and Manpower

The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel.

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Table 16-7 is a breakdown of personnel on site as of May 2025, which is considered sufficient for to the requirements of the LOM plan.

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Table 16-7: Breakdown of Personnel as of May 2025

Area	Union	Staff	Contractor	Total
Administration	2	32	13	47
Geology and Exploration	32	74	141	247
Technical Services	12	29	0	41
Mine Operations	377	52	343	772
Mine Maintenance	123	47	37	207
Mine Services	30	19	0	49
Processing Plant	128	24	19	171
Plant Maintenance	57	25	11	93
Assays Lab	0	23	0	23
Supply Chain	29	21	0	50
Human Resources & Camp	0	40	76	116
Airline	0	9	0	9
CSR	0	7	6	13

Total	790	402	646	1838

Table 16-8 is a summary of mine equipment on site as of December 2024, which is considered sufficient for the requirements of the LOM plan.

Table 16-8: Equipment Summary as of December 2024

Equipment	Capacity	Number	Total
Jumbos	12 ft	4	16
	14 ft	1
	16 ft	11
Rock support drills	8 ft	4	7
	6ft	3
Longhole drills	20 mt	8	8
LHDs	1.5 cu yd	7	29
	2 cu yd	2
	3 cu yd	3
	4 cu yd	9
	6 cu yd	6
	8 cu yd	2
Trucks	10 tonne	6	11
	15 tonne	5
Raiseboring machines	6 ft	1	2
	7-8 ft	1
Ancillary vehicles	—	32	32
Utility vehicles	—	120	120

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17.	RECOVERY METHODS

17.1.	Introduction

The San Dimas processing plant is composed of the following operating units:

•

Crushing: A two-stage circuit featuring a primary jaw crusher and a secondary cone crusher (with one unit operating and one on standby), configured in closed circuit with a dry vibrating double-deck 8’x16’ screen.

•	Grinding: Three ball mills running in parallel, each connected to two hydrocyclones in closed circuit, with one cyclone operating and one on standby.

•	Cyanide Leaching: Leaching of plant-feed using cyanide in a series of 16 agitated tanks, supported by two intermediate thickeners.

•	Counter Current Decantation (CCD): Two CCD thickeners operating in series for slurry washing prior to filtration.

•	Merrill-Crowe and Smelting: Zinc precipitation followed by doré production in the on-site smelting facility.

•	Filtration Plant: Four horizontal vacuum belt filters working in parallel, located adjacent to the Tailings Storage Facility.

17.2.	Process Flowsheet

Figure 7-1 and Figure 7-2 illustrate the crushing circuit and the overall plant flowsheet, respectively.

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Figure 17-1: San Dimas Schematic Crushing Plant Flowsheet

Note: Figure prepared by First Majestic, April 2025.

Figure 17-2: San Dimas Processing Plant Flowsheet

Note: Figure prepared by First Majestic, April 2025

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17.3.	Processing Plant Configuration

The San Dimas processing plant operates as a single train, with the crushing area separated from the rest of the circuit and linked by a belt conveyor that transfers screened material to the fine-ore bins. The remaining sections of the plant include the grinding circuits, leach tanks, CCD thickeners, Merrill-Crowe circuit, smelting facility, and the tailings filtration and stacking area.

17.3.1.	Plant Feed

Run-of-mine material from the mines is delivered to a 1,000-tonne capacity steel coarse ore bin equipped with a static screen featuring 12 x 12-inch apertures. Oversized material retained on the screen is broken down using a hydraulic hammer.

17.3.2.	Crushing

The crushing circuit is designed as a two-stage size reduction process, comprising primary and secondary crushing. Coarse ROM ore is discharged from the ROM bin onto a vibrating grizzly feeder, which scalps the -18” +4” fraction for primary crushing. This material is processed by a 20” x 36” primary jaw crusher, operating at a closed side setting (CSS) of 3” to 3 1⁄2”. The crushed product is conveyed to a 450-tonne capacity secondary surge bin.

Material from the secondary bin is fed to an 8’ x 16’ double-deck vibrating screen. The top deck is fitted with slotted apertures measuring 1” x 1 1⁄2”, while the lower deck utilizes 1⁄2” x 1⁄2” openings. The screen undersize (product) typically achieves 90–95% passing 5/16” (8 mm), with an average of 70% passing 1⁄4” (6.4 mm).

Oversize material from the vibrating screen is directed to one of two 7’ Symons short head secondary cone crushers, each operated at a CSS of 3/8” to 1⁄2”. One unit operates continuously, while the second remains on standby. Secondary crushing reduces the oversize to approximately -5/16”, which is recycled as circulating load back to the vibrating screen feed.

The final undersize product from the vibrating screen is conveyed to two fine ore storage bins (Bins 3 and 4), each with a live capacity of 1,300 metric tonnes. The fine crushed ore product maintains a particle size distribution of 90–95% passing 5/16” (8 mm) and an average moisture content of 3%.

The installed capacity of the crushing plant is rated at 220 tonnes per hour (t/h).

17.3.3.	Grinding

The grinding circuit comprises three identical ball mills operating in parallel. Each mill has a diameter of 12 feet and a length of 14 feet, driven by a 1,500 HP motor. Classification is performed using Krebs D-20” gMax cyclones, one per grinding line. Each cyclone cluster is supported by a pair of slurry pumps, one

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operating and one on standby to ensure continuous operation. The grinding media consists exclusively of 3” diameter forged steel balls.

Crushed ore from the fine ore storage bins is conveyed via belt feeders to the ball mills. Reagent addition within the grinding circuit includes:

•

Cyanide solution: Semi-pregnant solution with cyanide concentrations ranging from 2,500 to 3,000 ppm is utilized as process water. Fresh cyanide is dosed to maintain a target concentration of 4,000 ppm within the grinding circuit.

•	Lime: Added to the crushed ore conveyor prior to mill feed, with an average consumption rate of 1.80 kg per tonne of ore processed.

The grinding circuit is designed to achieve a final product with approximately 70% passing 200 mesh (74 µm), corresponding to a P80 of 90 µm. Cyclone overflow, representing the final ground product, gravitates to a trash screen to remove oversize debris before reporting to two high-capacity primary thickeners operating in parallel. The thickeners have diameters of 55 feet and 48 feet, each with a sidewall height of 12 feet.

17.3.4.	Cyanide Leaching Circuit

Leaching at the San Dimas plant involves the controlled addition of reagents and a two-stage thickening and leaching process designed to optimize metal recovery.

Reagent Addition and Dosages:

•

Cyanide is added in briquette form at five points—ball mills, and leach tanks 1, 5, 9, and 12—to maintain a cyanide concentration between 3,500 and 4,000 ppm. Cyanide consumption ranges from 1.80 to 2.00 kg/t.

•	Lime, as previously described, is added before the grinding circuit to control leach pH.

The slurry from the grinding circuit is split into two streams, each feeding a primary thickener: Westpro high-capacity units measuring 55’ x 12’ and 48’ x 12’. An anionic flocculant is dosed at 0.11% concentration, equivalent to 25 g/t, to promote solids settling. These thickeners serve two purposes: adjusting the pulp density ahead of agitated leaching and recovering pregnant leach solution (PLS) in the overflow, which is sent to the Merrill-Crowe zinc precipitation circuit.

The thickener overflow, PLS, is transferred to a storage tank, which feeds three 12 m³ Auto-Jet clarifier filters where perlite is used as a filtration aid. Meanwhile, the thickener underflow with a pulp density of 1.55 kg/L (58% solids) is diluted with barren solution to a density of 1.40 kg/L (46% solids) before entering the leach tanks.

The primary leaching stage consists of ten agitated tanks operating in series. Tanks #1 and #2 are 50 feet in diameter and 30 feet tall, while tanks #3 to #10 are 30 feet in diameter and 24 feet tall. Low-pressure air is injected into all tanks to maintain approximately 5 ppm of dissolved oxygen, which enhances gold

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and silver dissolution.

After primary leaching, the slurry is directed to two intermediate (secondary) thickeners: a 50’ x 12’ Delkor unit and a 48’ x 10’ Westpro thickener. The overflow solution is collected in a semi-pregnant solution tank. Most of this solution recycles to the primary thickener feed or to the PLS tank feeding the Auto-Jet filters, while the remainder is reused in the grinding circuit.

The thickener underflow is pumped to a second leaching stage consisting of six agitated tanks (50’ x 30’ each), equipped with the same low-pressure air injection system and operated under the same parameters as the primary leach tanks. This final leaching stage ensures optimal metal recovery before solution separation and downstream processing.

17.3.5.	Counter Current Decantation (CCD) System

Slurry from the final agitated leach tank is directed to the counter-current decantation (CCD) circuit, which consists of two thickeners operating in series. The first stage utilizes a Delkor thickener with a diameter of 75 feet and a sidewall height of 12 feet, followed by a second stage Outotec thickener measuring 82 feet in diameter and 12 feet in height.

Underflow from CCD #2 is pumped to the final tailings storage tank, which serves as the feed reservoir for three Putzmeister HPS-1500 positive displacement pumps (two duty, one standby). These pumps transfer the tailings slurry to the filtration plant for dewatering.

The overflow from CCD #2 is recycled to the feed of CCD #1, where it mixes with fresh slurry from leach tank #16. CCD #2 also receives barren solution from the Merrill-Crowe filter press circuit, along with filtrate from the tailings filtration plant, thereby completing the counter-current washing sequence.

Overflow from CCD #1 is collected in the semi-pregnant solution receiver tank, where it combines with overflow streams from the intermediate thickener tanks. This solution is subsequently processed downstream.

17.3.6.	Merrill Crowe Zinc Precipitation and Smelting

Pregnant solution is first directed to a storage tank, where turbidity averages approximately 40 nephelometric turbidity units (NTU). The solution is then processed through three auto-jet pressure clarifiers for filtration and clarification. Post-filtration, the clarified solution achieves turbidity levels below 1 NTU.

The clarified pregnant solution is subsequently pumped to a de-aeration tower designed for dissolved oxygen removal. This process reduces dissolved oxygen concentrations from approximately 5 ppm to below 1 ppm, optimizing conditions for downstream zinc precipitation.

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Following de-aeration, the solution is pumped to five filter presses, each 1,500 mm in size and equipped with 62 plates. Prior to filtration, zinc dust is added to the solution to initiate the Merrill-Crowe zinc precipitation reaction. Zinc consumption averages 1.4 kg per kilogram of doré produced.

The circuit processes pregnant solution at a throughput of approximately 550 m³/h, with an average metal content of ~38 ppm silver (Ag) and ~0.7 ppm gold (Au).

The resulting precious metal precipitate is dried in a Holo-Flite screw dryer operating at 225°C, with a nominal capacity of 600 kg/h. Dried precipitate is then smelted in a 1,000 kg capacity induction furnace utilizing silicon carbide crucibles at an operating temperature of 1,100°C. Doré bars produced from this process weigh approximately 32 kg each, with a typical purity of less than 97%.

The flux blend used during smelting consists of 7% borax, 7% sodium nitrate, and 0.7% soda ash, ensuring effective slag formation and metal recovery.

17.3.7.	Tailings Filtration and Management

Three Putzmeister positive displacement pumps transfer final tailings slurry from the processing plant to the tailings filtration plant. The slurry is pumped through a 6-inch diameter pipeline, approximately 2 km in length, with a total static lift of 125 meters above pump elevation. The tailings slurry is delivered with a solids content ranging from 56% to 58% by weight.

At the filtration plant, tailings are processed using four horizontal belt filters. The facility includes two units with a filtration area of 64 m² each, and two larger units with a filtration area of 113 m² each. The resulting filter cake is discharged with a residual moisture content of 22% to 24%.

The dewatered tailings are then transported and compacted within designated areas of the Tailings Storage Facility (TSF).

Filtrate solution recovered from the tailings filtration process is returned to CCD Thickener #2 in the process plant, operating as part of a closed-loop circuit. This recirculation system achieves a solution recovery efficiency exceeding 70%.

17.3.8.	Sampling

Process control and metallurgical balance sampling is conducted across the plant using both automatic and manual methods:

•	Automatic sampling is performed on:

•	The plant feed conveyor belts for each of the three mills.

•	The final tailings at the CCD thickener discharge.

•	Manual sampling is performed at the following points:

•	Cyclone overflows.

•	Pregnant leach solution.

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•	Barren solution.

•	Final tailings (belt filter cake).

•	All leach tanks.

•	Filtrate solution.

•	Semi-pregnant solution used for grinding and intermediate washing.

Sample increments are collected every 15 minutes, and a composite sample is generated for each eight-hour shift. All samples are prepared and assayed at the San Dimas Laboratory.

Based on these results, a daily metallurgical balance is calculated. This balance provides the gold and silver grades, as well as the metal content of the plant feed, tailings, and both the pregnant and barren solutions.

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18.	PROJECT INFRASTRUCTURE

18.1.	Local Infrastructure

The main infrastructure at San Dimas consists of access roads, the San Dimas mines, which are divided into five mining areas, crushing and processing facilities known as the Tayoltita mill, the Tayoltita/Cupias tailings facilities, an assay laboratory, offices and staff camp, the Las Truchas hydro-electric generation facilities, a diesel-powered emergency generation plant, a local airport and infrastructure supporting the inhabitants of the Tayoltita townsite including a local clinic, schools and sport facilities. The main administrative offices and employee houses are located in Tayoltita, along the southern bank of the Piaxtla River, while the warehouses, assay laboratory, core shack and other facilities are located on the north bank. Figure 18-1 shows the local infrastructure.

Figure 18-1: San Dimas Infrastructure Map

Note: Figure prepared by First Majestic, April 2025.

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18.2.	Transportation and Logistics

Most of the personnel and light supplies for San Dimas arrive on First Majestic’s regular flights from Mazatlán and Durango. Heavy equipment and main supplies are brought by road from Durango and Mazatlán. Access details are described in Section 5.1.

18.3.	Waste Rock Storage Facilities

The La Herradura waste rock storage facility (WRSF) is located approximately 1.8 km southwest of Tayoltita and has the capacity to store 1.6 Mt of waste rock and has an expected service life of 4 years which is sufficient for the waste material produced in the LOM plan presented in this Technical Report.

This facility holds waste rock generated from underground development, which is transported to the surface and placed at the bottom of both starter dikes NW and NE. The embankment construction follows the ascending construction with a terracing method. Since one of the underground mining methods used is primarily cut-and-fill, only a limited amount of waste is stored on the surface and may eventually be a source of backfill for stopes mined at depth.

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Figure 18-2 : Waste Rock Storage Facility

First Majestic Silver Corp
San Dimas Silver/Gold Mine
Durango and Sinaloa, México
Waste Rock Storage Facilities
March 2025
N
2665000 m
2664800 m
2664600 m
404000 m
404200 m
404400 m
404600 m
Waste Rock Storage
Facility (WRSF)
"La Herradura"
25 m
100 m
175 m

Note: Figure prepared by First Majestic, March 2025.

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18.4.	Tailings Storage Facilities

The Cupias Filtered Tailings Storage Facility (FTSF) has a capacity of approximately 4.9 million m3 of filtered tailings, estimated at 8.5 years of additional storage at the current throughput rate, sufficient to support the LOM plan presented in this Technical Report. The Cupias FTSF has four main structures, the Main Dam, which is under progressive closure, the diversion water channel to the South, the intermediate pond (for sedimentation control) and the Eastern Pond (for storm water management). The Cupias FTSF was originally operated as a conventional slurry tailings facility with an embankment raised using upstream construction methodology. In 2007, a tailings filtration plant was commissioned, and the facility was converted into a filtered tailings facility. Since then, filtered tailings have been placed and compacted in the valley downstream of the original tailings dam and act as a buttress to the original TSF.

The Cupias FTSF facility includes a downstream shell toe berm, an underdrain system, surface water diversion channels, two buttressing dikes in the middle of the facility, two permanent ponds and a temporary pond used during rainy season.

The downstream shell toe berm was constructed as homogeneous rockfill structure using the native materials available in the basin upstream of the former slurry tailings dam. The rockfill toe berm, downstream of the starter berm, acts as a foundation for the placement area and allows the crest of the tailings shell to reach a sufficiently high elevation to retain the final general placement area.

The surface rainwater diversion channels include the eastern and western diversion channels, which start near the center line. At this location, the eastern and western channels divert rainwater outside of the Cupias FTSF. The eastern diversion channel routes the water east along the southern boundary of the facility towards a natural channel located south of the Eastern Pond. The natural channel downstream of the eastern diversion channel, is very steep and it discharges water to the Piaxtla River. The western diversion channel routes water west along the southern boundary of the facility past the downstream toe of the tailings dam and ends in a steep drop located 500 m downstream of the main dam. Water from the western diversion channel also discharges to the Piaxtla River. Figure 18-3 shows the Cupias TSF from an aerial view.

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Figure 18-3: Filtered Tailings Storage Facility – Overall Plan Site

Note: Figure prepared by First Majestic, December 2024.

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18.5.	Camps and Accommodation

San Dimas’s infrastructure includes three camps for First Majestic’s staff, security personnel and contractors with an approximate capacity of 500 beds. In addition, there are multiple hotels available in the town of Tayoltita that are commonly used by suppliers and contractors.

18.6.	Power and Electrical

Electrical power is provided by a combination of First Majestic’s own Las Truchas hydroelectric generation system which is interconnected with the CFE supply system, and a new LNG plant consisting of four 1 MW generators which is replacing diesel backup generators in 2025. Since 2015, Las Truchas has been equipped with two generators with a capacity of approximately 28 GWh hours per year based on average rainfall. Figure 18-4 show several images of the Las Truchas Hydroelectric generation plant and dam.

Figure 18-4: Las Truchas Hydroelectric Plant

Note: Figure prepared by First Majestic, April 2025.

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On average, First Majestic´s hydroelectrical power plant (Figure 18-5) has provided 41% of the yearly requirement in the last three years. The CFE supply has provided 45%, with the remaining 12% being provided by the diesel generators on an ad-hoc basis. These contributions fluctuate throughout the year, mostly based around the rainy seasons when the dam is able to provide more.

Figure 18-5: San Dimas Energy Consumption

Note: Figure prepared by First Majestic, April 2025.

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During the dry season, San Dimas operations are mainly supplied by CFE with approximately 50% of the demand, the remaining is supplied by the hydroelectrical generation plant (34%) and by diesel generation (16%).

In addition, First Majestic is assessing the feasibility of constructing a second water storage dam with a capacity of 18 Mm3, which would feed the Las Truchas dam and increase its power generation capacity to close to 100% of the required demand.

18.7.	Communications

The communication system at San Dimas is interconnected with First Majestic’s data and voice network facilitating communication at the Durango City office and with the corporate offices in Vancouver. This system is based on an antennas network that provides internet services and digital telephone.

Underground mine communications use a leaky feeder very-high-frequency system, which includes a total of 60 km+ of cable installed along tunnels, main ramps, underground refugees, and control points. This system uses a coaxial cable that works as if it were an antenna installed along the tunnels. Radioelectric amplifiers located approximately every 400 m allow the signal to reach the radio receivers of the different users in the mine.

18.8.	Water Supply

The source of water for industrial use comes from mine dewatering stations and from the recycled filtered-tailings water after it has been treated. The balance is sourced from the Santa Rita Mine and other local sources. Currently, about 80% of the water required for processing activities is being treated and recycled.

The company has approved a water sourcing upgrade project aiming to improve system reliability and diversify water sources that is scheduled to commence in 2025.

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19.	MARKET CONSIDERATION AND CONTRACTS

The end product from San Dimas comes in the form of silver–gold doré bars. The physical silver–gold doré bars contain approximately 96% silver and 1.3% gold by weight, plus other impurities. Doré bars are delivered to refineries where they are refined to commercially marketable 99.9% pure silver and gold bars.

19.1.	Market Considerations

Silver and gold are considered global and liquid commodities. Silver and gold are predominantly traded on the London Bullion Market Association (LBMA) and COMEX in New York. The LBMA is the global hub of over-the-counter trading in silver and gold and is the main physical market for these metals. ICE Benchmark Administration (IBA) provides the auction platform, methodology, as well as the overall administration and governance for the LBMA. Silver and gold are quoted in US dollars per troy ounce.

19.2.	Commodity Price Guidance

First Majestic has a standard procedure to determine the medium and long-term silver and gold metal price guidance to be used for Mineral Resource and Mineral Reserves estimates. This procedure considers the consensus of future metal price forecasts from various sources including major Canadian and global banks, three-year trailing averages, and metal price forecasts used by peer mining companies in public disclosures. Based on this information, a recommendation for acceptable consensus pricing is put forward by First Majestic’s QP to the company executives, and a decision is made setting the metal price guidance for Mineral Resource and Mineral Reserve estimates. This guidance is updated at least annually, or on an as-required basis.

Metal prices used for the December 31, 2024, Mineral Resource and Mineral Reserve estimates are listed in Table 19-1. When required, foreign exchange rates used in the LOM model were USD:MXN 19.50.

Table 19-1: Metal Prices Used for the December 31, 2024, Mineral Resource

and Mineral Reserve Estimates

Metal Price	Units		Resource Estimation	Reserves Estimation
Silver	$	/oz Ag	28.00	26.00
Gold	$	/oz Au	2,400	2,200

19.3.	Product and Sales Contracts

Silver and gold produced at San Dimas is sold by First Majestic using a small number of international metal brokers who act as intermediaries between First Majestic and the LBMA. First Majestic delivers its gold and silver to a number of refineries, who transfer it to the physical market once refined to commercial

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grade. First Majestic transfers risk at the time it delivers its doré from the processing plant to armoured truck services under contract to the refineries. First Majestic normally receives up to 97% of the value of its sales of doré on delivery to the refinery, depending on the timing of sales with the metals broker, with final settlements upon outturn of the refined metals, less processing costs.

Contracts with refining companies as well as metals brokers and traders are tendered periodically and re-negotiated as required. First Majestic continually reviews its cost structures and relationships with refining companies and metal traders to maintain the most competitive pricing possible.

19.4.	Streaming Agreement

First Majestic is party to a purchase (streaming) agreement with Wheaton Precious Metals which entitles Wheaton Precious Metals to receive 25% of the gold equivalent production from the San Dimas mine converted at a fixed exchange ratio of silver to gold at 70 to 1 in exchange for ongoing payments equal to the lesser of $639.91 per ounce (as of December 31, 2024, increasing every May 10th by 1%) and the prevailing market price for each gold equivalent ounce delivered under the agreement. The exchange ratio includes a provision to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months. Effective April 30, 2025, the six-month average gold/silver price ratio reached 90:1 and therefore the payable gold equivalent reference to 70 was amended to 90.

19.5.	Deleterious Elements

The San Dimas silver–gold doré bars are very pure, based on past performance and current production projections, and no relevant impurities have been recorded. It is reasonable to expect that the silver–gold doré bars will not carry impurities over the LOM production planned that could be materially penalized at the refineries.

19.6.	Supply and Services Contracts

Contracts and agreements are currently in place for the supply of goods and services necessary for the mining operations. These include, but are not limited to, contracts for diamond drilling services, mine development in waste, waste and ore haulage, maintenance service for the mining equipment, supply of diesel for equipment operation, supply of explosives, supply of power with CFE, supply of process reagents including sodium cyanide, and transportation and logistics services including camp maintenance, catering and personnel transportation.

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19.7.	Comments on Section 19

The doré produced by the mine is readily marketable. Metal prices for Mineral Resource and Reserve estimates are deemed reasonable by the QP based on consensus forecasts and internal analysis. The QP finds service contracts and supply agreements align with Mexican industry standards. Commodity pricing, marketing assumptions, and major contracts are suitable for Mineral Reserve estimates and economic analysis.

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20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1.	Environmental Aspects, Studies and Permits

In February 2024, San Dimas was distinguished as a Socially Responsible Company (ESR) by the Mexican Center for Philanthropy (CEMEFI) for the thirteenth consecutive year. The ESR award is given to companies operating in Mexico that achieve high performance and commitment to sustainable economic, social, and environmentally positive impact in all corporate life areas, including business ethics, engagement with the community, and preservation of the environment. San Dimas completed the review process successfully by CEMEFI, which included an evaluation of policies, practices, procedures, and management systems to conduct business and community relations sustainably.

20.2. General

First Majestic’s operating practices are governed by the principles set out in its Health and Safety Policy, Environmental Management Policy, Code of Business Conduct and Ethics, and other similar policies related to responsible business and mining. First Majestic’s Board of Directors and Senior Management Team are committed to transparent disclosures of our sustainability management and performance, which included issuing our first biennial sustainability report in 2020, and a subsequent commitment to annual reporting beginning in early 2024.

20.3.	Environmental Compliance in Mexico

Mining in Mexico is primarily regulated by Federal laws, though some areas require state or local approval. The principal agency promulgating environmental standards and regulating environmental matters in Mexico is Ministry of Environment and Natural Resources (SEMARNAT). There are Federal delegations and state agencies of SEMARNAT.

An Environmental Impact Manifestation (MIA) must be prepared for submittal to SEMARNAT before applying for a license for a mining operation. The MIA must include an analysis of local climate, air quality, water, soil, vegetation, wildlife, and cultural resources in the San Dimas property, as well as a socioeconomic impact assessment. The Unique Environmental License (LAU) is based on an approved MIA and is required before the start of an industrial operation.

A permit must also be obtained from SEMERNAT for Risk Analysis (RA). A study must be conducted to identify and assess the potential environmental releases and risks, and to develop a plan to prevent and mitigate risks, and to respond to potential environmental emergencies. A strong emphasis is placed on the storage and handling of hazardous materials such as chemical reagents, fuel, and tailings.

The Federal Attorney for Environmental Protection (PROFEPA) is the body responsible for enforcement, public participation, and environmental education. After receiving an operation license, an agreement is

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setup between the operating company and the PROFEPA in order to follow-up on obligations, commitments, and monitoring of preventive activities.

A division of SEMARNAT, the National Water Commission (CONAGUA) is the authority for all water-related matters including activities that may impact surface water supply or quality, such as water use permits and fees, diversion of surface waters, constructions in significant drainages, or water discharge.

In Mexico, all land has a designated use. The majority of the land covering the San Dimas concessions is designated as agricultural or forest land. A Change of Land Use (CUS) permit is required for all production areas, and for potential areas of expanded production. The CUS study is based on federal forestry laws and regulations and requires an in-depth analysis of the current land use , the native flora and fauna, and an evaluation of the current and proposed uses of the land, and their impact on the environment. The study requires that agreements exist with all affected surface rights holders, and that an acceptable reclamation and restoration plan is in place. Mexican regulations require that the National Institute of Anthropology and History (INAH) reviews project plans prior to construction and inspects the project area for historical and archeological resources.

20.4.	Existing Environmental Conditions

San Dimas is a mine with a long production history. Mining activity dates back to the 18th century and since that time several enterprises have operated in the area. As such, the vicinity had been affected by mining industrial activity before First Majestic began operations in 2018, including: vacant surface mine infrastructure in the form of old mining camps, historic waste dumps, areas of surface subsidence above historically mined areas, and low-grade mineralized stockpiles.

Environmental liabilities for the current operation are typical of those associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, low-grade TMFs, and all surface infrastructure that supports the operations.

20.5.	Environmental Studies, Permits and Issues

Environmental and social studies are routinely performed in San Dimas to characterize existing conditions and to support the preparation of Risk Assessments and Accident Prevention Programs for the operation and are documented as part of the EMS.

20.5.1.	Surface Hydrology

Table 20-1 summarizes relevant surface hydrological studies completed.

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Table 20-1: Summary of Surface Hydrology Studies

Study Name	Date	Company	Study Scope	Main Results
Hydrologic Analysis and Sedimentation Ponds Design for the Cupias FTSF	Sept 2023	WSP

Hydrologic analysis

and the water management update to support the infrastructure design of the sedimentation pond and the East Contact Water Pond located within the Cupias Tailings Storage Facility (FTSF) area.

The data base was updated for the hydrological design inputs and the surface water management design in FTSF “Cupias”

20.5.2.	Surface Water Geochemistry

Surface water geochemistry studies are carried out regularly with samples sent to an independent laboratory as required by the Mexican regulation. Results of these studies have shown that the monitoring parameters are in compliance (Table 20-2).

Table 20-2: Summary of Surface Water Studies

Study Name	Date	Company	Study Scope	Main Results
Surface water quality	Annual	ALS	Physical, chemical, and biological parameters.	Results are below the maximum limits permitted by the Mexican regulation: NOM-001-SEMARNAT-1994.

20.5.3.	Hydrogeology

Mining operations in San Dimas are located in the mountain range north and south of the Piaxtla River and are currently operating above the water table. Consequently, no hydrogeological studies have been conducted in the area to date.

20.5.4.	Soil

Soil studies are in progress. Results of these studies will be incorporated into the updated site remediation/reclamation plan. The studies are provided in Table 20-3.

Table 20-3: Summary of Soil Sampling Studies

Study Name	Date	Company	Study Scope	Main Results
Tailings and Waste Rock Characterization	Annual	ALS Lab	Soil Sampling	The results are within the maximum limits permitted by the Mexican regulation: NOM-141-SEMARNAT-2003 and NOM-157-SEMARNAT-2009.

20.5.5.	Air Quality

Air quality study results are provided in Table 20-4.

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Table 20-4: Air Quality Studies

Study Name	Frequency	Company	Study Scope	Main Results
Perimeter particle study	Annual	GAMATEK	Particle perimeter monitoring: around process plant and tailings dam.	Results are within the maximum limits permitted by the Mexican regulation: NOM-025-SSA1-1993.
Emissions from fixed sources	Annual	GAMATEK	Monitoring of fixed sources (smelter, crusher and laboratory) to determine total particles and combustion gases	No impacts on operations or mine plans were identified.

20.5.6. Noise

Table 20-5 summarizes the noise impact studies completed to date.

Table 20-5: Noise Impact Studies

Study Name	Date	Company	Study Scope	Main Results
Perimeter noise study	Annual	GAMATEK	Perimeter noise monitoring: access control gate, several access points in the town of Tayoltita, access road to the tailings deposit, tailings dams 1 and 2, process plant, and main access road.	The results are within the maximum limits permitted by the Mexican regulation: NOM-081-SEMARNAT-1994.

20.5.7. Flora and Fauna

General details of the completed flora and fauna surveys are provided in Table 20-6.

Table 20-6: Flora and Fauna Studies

Study Name	Date	Company	Study Scope	Main Results
Aquatic life inventory	Annual (since 2012)	Consultoria y Tecnología Ambiental	Compile an inventory of aquatic life through Piaxtla river.	No damage to aquatic species has been identified as a consequence of the operation of the mine.

20.5.8. Social and Cultural Baseline Studies

General details of the social survey carried out in Tayoltita are provided in Table 20-7.

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Table 20-7.

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Table 20-7: Summary of Social Studies

Study Name	Date	Company	Study Scope	Main Results
Community Diagnostics Study	July 2015	Almeda Consultores	Assess the economic, social, and cultural conditions of the inhabitants of the town of Tayoltita.	Provided a baseline of areas of interest or concerns of the community related to the activities and support that the company could offer to the community.
Community Concerns Survey	Q4 2022	First Majestic Silver CSR Department	Engage directly with community members around San Dimas to determine key topics of concern for the community, as well as relative priority of these topics.	Gained understanding of the communities topics of interest and concerns, and how these have evolved since the baseline study. Results to assist in prioritization of community investment and enrichment projects.

20.5.9.	Historical and Cultural Aspects

No historical or cultural studies have recently been conducted in the area.

20.6.	Tailings Handling and Disposal

Currently, tailings handling and disposal are undertaken per the applicable Mexican regulations and aligned with the guidance of the Canadian Dam Association (CDA) and Mining Association of Canada (MAC). Annual geochemical tailings characterization studies indicate that the tailings to date are not potentially acid generating (PAG), nor will they result in metals leaching (ML).

WSP periodically conducts stability analyses as an external review; the most recent of which was executed in 2023, and the results were positive with safety indices complying to CDA recommendations. These analyses are periodically reviewed by the in-house geotechnical team specializing in mining waste. The independent consultant is scheduled to conduct an annual site visit during the rainy season. The goal of the visit is to assess stability conditions and inspect the implementation of standard operating procedures. The consultant prepares a dam safety inspection report including recommendations and improvement opportunities.

The last report inspection was delivered in July 2024, from which four items were identified that required attention:

a)

Complete the dam break analysis to designate its final classification per potential consequences according to CDA and GISTM. At the closing of this Technical Report, a rheological characterization campaign of the “Cupias” FTSF tailings was completed, which will be the basis of said analysis.

b)	Eliminate the discharge of solution into the old Cupías reservoir and redirect it to the new Intermediate pool designed and constructed to control sedimentation.

c)	Remove sediments from the eastern pool and conform its geometry according to the final design with enough capacity for a 1000-year storm event.

d)	Stabilize the buttress allocated in the middle of the facility.

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At the Technical Report effective date, the activities b) and c) have been addressed and solved, a) and d) are in progress.

Cupias Tailings Storage Facility operation complies with Mexico regulations for this type of infrastructure. The company is advancing detailed engineering and environmental studies for a TSF expansion to be permitted at completion.

20.7.	Waste Material Handling and Disposal

Currently in San Dimas there are 17 Waste Rock Storage Facilities (WRSF’s), 16 of which are not operating. These include Noche Buena, La Verdosa 2 and 3, Castellana, As de Oros, San Francisco, Santa María, Promontorio 1, 2 and 3, San Luis, Graben, Queleles and Santa Rita 1-4, 5 and 6. The operating facility is La Herradura. Not all WRSFs are covered by authorizations or Environmental Impact Assessments (EIAs), as some of the facilities pre-date First Majestic’s control of the underlying concessions and surface lands or were constructed by previous operators.

Annual waste rock characterization studies are undertaken to determine PAG and ML potential, as shown in Table 20-8.

Table 20-8: Tailings and Waste Rock Studies

Study Name	Date	Company	Study Scope	Main Results

Tailings and Waste Rock Characterization	Annual	ALS Lab	Potential acid generation and Metal leaching.	The results are within the maximum limits permitted by the Mexican regulation: NOM-141-SEMARNAT-2003 and NOM-157-SEMARNAT-2009.

20.8.	Mine Effluent Management

San Dimas generates mine-dewatering effluents from some of the mines, which is measured, recorded, and notified to the National Water Commission (CONAGUA) every quarter and the corresponding water usage rates are paid. Registration for the use and transfer of surplus groundwater with the CONAGUA is still to be obtained.

20.9.	Process Water Management

All process water is recycled in a closed circuit, so there are no process water discharges. The make-up water required in the processing plant is obtained from several sources. Water consumption is measured, recorded, and notified to CONAGUA quarterly and the corresponding water usage rates are paid.

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20.10.	Hazardous Waste Management

The management of hazardous waste within the San Dimas operations is carried out in accordance with the provisions of the applicable Mexican official standards. First Majestic is registered with SEMARNAT for waste management and waste handling. San Dimas has adequate handling, labeling and temporary storage protocols in place to meet the Mexican regulations requirements. First Majestic contracts companies authorized by SEMARNAT for waste transportation and final disposal.

20.11.	Monitoring

Table 20-9 summarizes monitoring activities currently undertaken.

Table 20-9: Environmental Monitoring Activities

Element	Frequency	Monitoring Activities
Water	Quarterly	Monitoring of surface, underground, drinking, contact and wastewater, by a certified independent laboratory.
Air	Annual

Monitoring of fixed emissions sources (smelter, crusher, and laboratory) to determine total particles and combustion gases emissions.

Perimeter particle monitoring - around the process plant and tailings dam area

Waste rock and tailings	Annual	Characterization of tailings and waste rock in terms of PAG and ML. Evidence from periodic monitoring shows that the waste rock and tailings is not PAG and will not cause ML.
Perimeter noise	Annual	Perimeter noise monitoring, around the process plant and tailings deposit area.

20.12.	Environmental Obligations

The following is a description of the principal obligations relating to environmental matters for San Dimas.

•	Yearly operation licence (COA): Report presented annually containing environmental information on the operation of the mine, including water, air, waste discharge, materials, and production;

•	Dangerous waste declaration: Official document that controls the operation of dangerous waste from the mining installation to the site where it will be disposed (final disposal site);

•	Quarterly payment for water use;

•	Quarterly payment for water disposal;

•	Bimonthly payment for federal occupation; and

•	Monitoring plan for water, air, waste, and noise: These are carried out at various times in accordance with regulatory requirements.

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20.13. Permits

The main environmental permit is the environmental license “Licencia Ambiental Unica” (LAU) under which the mine operates its industrial facilities in accordance with the Mexican environmental protection laws administered by SEMARNAT as the agency in charge of environment and natural resources.

The most recent update to the main environmental permit was approved in April 2024.

Other significant permits are those related to water, one for water supply rights, and another for water discharge rights.

San Dimas is an operating mine, as such it holds the major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex.

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Table 20-10 contains a list of the major permits issued to San Dimas. Permits that are in process are listed in Table 20-11.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the “Decree”), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments. Additionally, on March 18, 2025, the new legislative framework for the hydrocarbon sector in Mexico was published in the Federal Official Gazette. This framework introduces specific permitting requirements for various hydrocarbons, including diesel.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN, and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice.

During the second quarter of 2023, the Company filed various amparo lawsuits, challenging the constitutionality of the Decree. As of the date of this Technical Report, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this Technical Report, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

Certain revisions were made in 2023 to Mexican laws affecting the mining sector. This TRS reflects the Company’s understanding of the laws that affect the Company in light of these revisions. It should be noted that the current and revised laws are subject to ongoing interpretation and that in many instances the revised laws require implementing regulations, which have not yet been promulgated, for their impact to be fully assessed

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Table 20-10: Major Permits Issued

Permit	Date Granted	Document No.	Status	Expiration Date
Environmental License (LAU)	04-03-2024	LAU-10/042-2011	Current	Unlimited
Water Rights Concession	14-03-2011	03DGO101536/10EADL11	Current	30-11-2044
Colony Central
Water Rights Concession	14-03-2011	03DGO102180/11IDDL11	Current	14-03-2035
Mala Noche 2011
Water Rights Concession	14-03-2011	03DGO101534/10JADL11	Current	23-07-2026
Truchas 2011
Federal Land Use Concession	16-03-2011	03DGO101220/10FADL11	Current	22-12-2019
Puente Madera
Federal Land Use Concession	08-08-2019	813175	Current	08-08-2049
Puente San Luis 2019
Federal Land Use Concession	16-03-2011	03DGO117421/10EADL11	Current	08-02-2050
Servicios 1
Federal Land Use Concession	16-03-2011	03DGO117422/10EADL11	Current	08-02-2050
Servicios 2
Federal Land Use Concession	12-06-2012	03DGO150098/10EADA12	Current	12-06-2042
La Herradura Waste Dump
Federal Land Use Concession	16-03-2011	03DGO118864/10JADL11	Current	14-05-2030
Truchas 2011
Environmental Impact Assessment Permiter Fence	15-05-2018	SG/130.2.1.1/0896/18	Current	Unlimited
Environmental Impact Assessment San Luis Bridge	15-05-2018	SG/130.2.1.1/0897/18	Current	Unlimited
Environmental Impact Assessment Exploration Mala Noche II	16-07-2020	SG/130.2.1.1/0820/20	Current	16-07-2025
Environmental Impact Assessment	04-10-2019	SG/130.2.1.1/2406/19	Current	04-10-2040
Piaxtla River Aggregates
Environmental Impact Assessment	10-05-2012	SG/130.2.1.1/001099/12	Current	10-11-2031
La Herradura Waste Dump
Water Discharge - San Dimas	12-07-2011	03DGO101668/10EADL11	Current	08-05-2045
Mining Hazardous Materials Handling Plan - San Dimas 2018	23-08-2018	10-PPM-I-0183-2018	Current	23-08-2035
Hazardous Materials Handling Plan - San Dimas 2016	08-02-2016	10-PMG-I-1931-2016	Current	Unlimited
Accident Prevention Plan (PPA) - San Dimas 2016	10-03-2016	DGGIMAR.710/002404	Current	Unlimited
Register Environmental Handling Unit (UMA) - Las Truchas 2011	28-10-2011	SEMARNAT-UMA-EX-0374-DGO	Current	Unlimited

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Table 20-11: Permits in Process

Permit	Date Granted	Document No.	Status	Expiration Date
Water Rights Concession - Puente Madera	16-03-2011	03DGO101220/10FADL11	Update in progress	06-09-2045
Special Hazardous Materials Handling Plan - San Dimas Renewal 2024	06-09-2024	SRNyMA.SMA.047.24	Update in progress	31-12-2025

20.14. Closure Plan

The closure plan is intended to comply with policies and terms included in the obligations denominated as Asset Retirement Obligations (ARO), in particular those related to the works and activities to be carried out in closure preparation and post-closure. The San Dimas closure plan includes the following concepts: post-operation activities, closure of facilities, reclamation of certain areas, monitoring, and site abandonment.

One of the purposes of the plan is to quantify the budget required to support and complete the closing works and mitigation activities relevant to soil quality, surface water, groundwater, and wildlife in the area of influence of the infrastructure used for the mining and processing activities.

First Majestic records a decommissioning liability for the estimated reclamation and closure of the Property, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value (NPV).

The NPV is determined using the liability-specific risk-free interest rate. The estimated NPV of reclamation and closure cost obligations is remeasured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The NPV of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

San Dimas is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro-electric power plant, mines, surface infrastructure, power lines, roads, dry tailings). First Majestic has accrued a decommissioning liability consisting of reclamation and closure costs for San Dimas. The undiscounted cash flow amount of the obligation was US$13.23 million on December 31, 2024.

The estimation of restoration and closing costs was carried out using the Standardized Reclamation Cost Estimator (SRCE) model. The SRCE model contains best practices for estimating the remediation and restoration costs of areas impacted by industrial processes. First Majestic adapted the model to reflect current regulations in Mexico, and estimates were escalated for inflation.

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First Majestic is currently dealing with two historical environmental liabilities: reclamation of the old San Antonio milling facilities (Contraestaca) and closure and reclamation of the old San Antonio tailings facilities. Reclamation work of these areas is scheduled in line with the closure plan.

20.15.	Corporate Social Responsibility

First Majestic maintains a close relationship with the local government and inhabitants of Tayoltita and surrounding communities through the Corporate Social Responsibility (CSR) department which has established a system for risk management to monitor and address any relevant impact the operation may have on the community. As a result of First Majestic’s efforts to date, the social operating license with the local communities has been maintained and strengthened.

In 2018 and through 2019 First Majestic completed an internal assessment of materiality in sustainable development reporting for San Dimas. The assessment reviewed the potential issues of highest impact or importance to First Majestic’s stakeholders and prioritized those considering internal and external perspectives. Workplace health and safety, labour relations, land access, regulatory compliance and water management were identified as issues with the highest impact on San Dimas over the next several years. The process considers all issues identified in the assessment and will broaden to include external verification with employees and other stakeholder groups.

First Majestic, through its ownership of Primero Empresa, supports community education and provides a 50% tuition subsidy to all students who attend the school in Tayoltita. In 2019, 220 students were enrolled at the school. First Majestic continues to work closely with the College of Professional Technical Education (CONALEP) campus in Tayoltita where students participate in classroom activities as well as direct practical experience in San Dimas laboratories and workshops. Over the 13 years since the program started, approximately 40% of the 350 graduates have been employees of San Dimas. In 2013 The Mexican Ministries of Education and Labor recognized Primero Empresa’s ongoing support to this program with a first-place distinction for practices in education and employment at the College.

20.15.1.	Ejidos

An Ejido is a form of communal ownership of land recognized by Mexican federal laws. Following the Mexican Revolution, beginning in 1934 as a key component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property. An Ejido may sell or lease lands directly to a private entity, and it may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. Three of the properties at San Dimas for which First Majestic holds legal title are subject to legal proceedings commenced by Ejidos asserting title to the property. None of the proceedings name First Majestic or its subsidiaries as a party and First Majestic therefore has no standing to participate in the proceedings. In all cases, the defendants are previous

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owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

In 2015, First Majestic obtained a favourable decision in a constitutional lawsuit filed by the Company against the Ejido Guamuchil. This proceeding, the Guamuchil Suit, was then reinstated resulting in the First Majestic’s subsidiaries gaining standing rights as an affected third party permitted to submit evidence of the Company’s legal title on the disputed land. In December 2018, First Majestic received a favourable decision in the civil lawsuit filed by the Ejido, stating that the Ejido did not prove legal ownership of the disputed land. Against such decision, the Ejido filed an appeal, and First Majestic received a favourable decision in such appeal on May 2019.

On March 26, 2021, First Majestic obtained a final favourable decision in a constitutional lawsuit filed by the Ejido against the appeal, confirming its legal ownership of the land, so the case was concluded. First Majestic is also pursuing the annulment of a decision obtained by Ejido Guarisamey in a land claim, which is currently pending to be decided by the Mexican Courts.

If First Majestic is not successful in this challenge, San Dimas could face higher costs associated with agreed or mandated payments that would be payable to Ejido Guarisamey for the use of the disputed land.

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21.	CAPITAL AND OPERATING COST

21.1.	Capital Costs

San Dimas has been under First Majestic operation since May 10, 2018. The sustaining capital expenditures are budgeted on an as-required basis, established on actual conditions at the mine and the processing plant infrastructure. The LOM plan includes estimates for sustaining capital expenditures for the mining and processing activities required.

Sustaining capital expenditures will mostly be allocated for on-going development, infill drilling, mine equipment rebuilding, major overhauls or replacements, plant maintenance, on-going plant refurbishing, and tailings facilities expansion as needed.

Estimated sustaining capital expenditures for the LOM plan are assumed to average $20 million per annum. The amount of exploration conducted to find new targets, with the objective of replacing and/or expanding the Mineral Resources will be dependent on the success of exploration and diamond drilling programs. Due uncertainty inherent in the exploration process, potential new sources of mineralization are not included in the LOM plan. Sustaining capital is focused on maintaining current operational capacities of the plant and equipment, while expansionary capital is focussed on expanding new sources of mineralization. Table 21-1 presents the summary of sustaining expenditures estimated for San Dimas.

Table 21-1: San Dimas Mining Sustaining Capital Costs Summary

Type	Total	2025	2026	2027	2028	2029
Mine Development	$53.5	$12.3	$12.3	$12.3	$13.4	$3.1
Property, Plan & Equipment	$26.8	$5.2	$5.2	$5.2	$5.2	$5.9
Other Sustaining Cost	$5.7	$1.1	$1.1	$1.1	$1.1	$1.2
Total Sustaining Capital Costs	$86.0	$18.6	$18.7	$18.7	$19.8	$10.2
Near Mine Exploration	$4.5	$1.2	$1.1	$1.1	$1.0

Total Capital Costs	$90.5	$19.8	$19.8	$19.8	$20.8	$10.2

21.2.	Operating Costs

San Dimas has a well-established cost management system and a good understanding of the costs of operation. Although the cost inputs are based on site actuals and contractor quotes, there will be variances from the estimates used for this Technical Report and the actual costs. The majority of costs are priced in Mexican pesos and converted to US dollars for the purposes of this Technical Report (e.g., labour, various supplies, etc.). Based on current operating experience at San Dimas, the total cost of mining is estimated to be ±15%, which is considered to be a sufficient level of detail to support the declaration of Mineral Reserves.

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A summary of the San Dimas operating costs resulting from the LOM plan and the cost model used for assessing economic viability is presented in Table 21-2. A summary of the annual operating expense is presented in Table 21-3.

Table 21-2: San Dimas Operating Costs Used in the LOM Plan

Type	$/tonne milled
Mining Cost	$64.9
Processing Cost	$38.5
Indirect Costs	$57.1
Total Production Cost	$160.5
Selling Costs	$2.6

Total Cash Cost	$163.0

Table 21-3: San Dimas Annual Operating Costs

Type	Total	2025	2026	2027	2028	2029
Mining Cost	$209.6	$40.8	$41.0	$41.0	$40.9	$46.0
Processing Cost	$124.3	$24.2	$24.3	$24.3	$24.2	$27.3
Indirect Costs	$184.3	$35.9	$36.0	$36.0	$35.9	$40.4
Total Production Cost	$518.1	$101.0	$101.2	$101.2	$101.0	$113.7
Selling Costs	$8.3	$1.6	$1.6	$1.6	$1.6	$1.8

Total Cash Cost	$526.5	$102.6	$102.9	$102.9	$102.6	$115.5

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22.	ECONOMIC ANALYSIS

First Majestic is using the provision for producing issuers whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow.

23.	ADJACENT PROPERTIES

This section is not relevant to this Technical Report.

24.	OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Technical Report.

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25.	INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are a summary of the QPs’ opinions based on the information presented in this Technical Report.

25.1.	Mineral Tenure, Surface Rights and Agreements

Information provided by First Majestic technical and legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves; San Dimas has adequate mineral concessions and surface rights to support mining operations over the planned underground LOM presented in this Technical Report.

Primero Empresa has agreements with the Ejidos and some of these agreements may be subject to renegotiation from time to time. Material changes to the existing agreements may have a significant impact on operations at San Dimas. If First Majestic is not able to reach an agreement for the use of the land with the Ejidos, then First Majestic may be required to modify its operations or plans for the exploration and development of its mines.

25.2.	Geology and Mineralization

The current understanding of mineralization and alteration styles, as well as the structural and lithological controls on mineralization in the San Dimas district, is sufficient to support the Mineral Resource and Mineral Reserve estimations.

San Dimas mineral deposits are examples of silver and gold bearing epithermal quartz veins that formed in a low-sulphidation setting.

25.3.	Exploration and Drilling

The exploration programs completed to date are appropriate for San Dimas’s mineralization style. Sampling methods (diamond drill hole and channel sampling) and data collection are acceptable given San Dimas’ deposit dimensions, mineralization true widths, and the style of the deposits. The programs are reflective of industry-standard practice and can be used in support of Mineral Resource and Mineral Reserve estimation.

25.4.	Data Analysis

Collar, downhole survey, lithology, core recovery, specific gravity and assay data collected are considered suitable to support Mineral Resource estimation. Sample preparation, analysis, and quality-control measures meet current industry standards and provide reliable gold and silver results.

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25.5. Metallurgical Testwork

The metallurgical analysis presented in this Technical Report is primarily based on historical plant operational data, mineralogical investigations, and performance monitoring tests conducted by the on-site Metallurgical Laboratory. The tests carried out by the on-site Metallurgical Laboratory demonstrate a high level of repeatability when compared to actual plant performance.

The maturity of the processing operation, established practices in metallurgical monitoring and investigations, and a strong understanding of future ores support the metallurgical recoveries outlined in the LOM plan and the economic analysis that underpins the Mineral Reserves. These recoveries have been assumed to be 92.6% for silver and 95.6% for gold. However, if future ores deviate significantly from the historical ore characteristics, there is a risk that recovery levels may not fully align with these projections.

25.6.	Mineral Resource Estimates

The Mineral Resources for San Dimas were estimated according to industry best practices and were reported using the 2014 CIM Definition Standards. The estimates are based on the current database of exploration drill holes and production channel samples, the geological mapping of underground development, the geologic interpretation and models, as well as the surface topography and underground mining development wireframes. The Mineral Resources were classified into the Measured, Indicated, or Inferred categories based on: the confidence in the geological interpretation and models; confidence in the continuity of metal grades; the sample support for the estimation and reliability of the sample data; and reliable production channel samples with detailed geological control. The Mineral Resource estimates are a reasonable representation of the mineralization found at San Dimas with the current level of sampling.

Factors that may materially impact the Mineral Resource estimates include: changes to the assumptions used to generate the silver-equivalent grade cut-off grade including metal price and exchange rates; changes to interpretations of mineralization geometry and continuity; changes to geotechnical, mining method, and metallurgical recovery assumptions; assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

25.7.	Mineral Reserve Estimates

The Mineral Reserves estimates for San Dimas include considerations for the underground mining methods in use, dilution, mining widths, mining extraction losses, metallurgical recoveries, permitting and infrastructure requirements.

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The Mineral Reserve estimates for San Dimas have been prepared in accordance with CIM Definition Standards, and are supported by appropriate technical and economic studies, and that the estimates are reasonable and reliable for disclosure.

Factors which may materially affect the Mineral Reserve estimates for San Dimas include fluctuations in commodity prices and exchange rates assumptions used; material changes in the underground stability due to geotechnical conditions that may increase unplanned dilution and mining loss; unexpected variations in equipment productivity; material reduction of the capacity to process the mineralized material at the planned throughput and unexpected reduction of the metallurgical recoveries; higher than anticipated geological variability; cost escalation due to external factors; changes in the taxation considerations; the ability to maintain constant access to all working areas; changes to the assumed permitting and regulatory environment under which the mine plan was developed; the ability to maintain mining concessions and/or surface rights; the ability to renew agreements with the Ejidos.

25.8. Mine Plan

Mining operations can be conducted year-round in San Dimas. The underground mine plan presented in this Technical Report was designed to deliver an achievable plant feed, based on the current knowledge of geological, geotechnical, hydrological, mining and processing conditions. Production forecasts are based on current equipment and plant productivities.

In the opinion of the QP, it is reasonable to assume that if the sustaining capital expenditures expressed in the LOM plan are executed, San Dimas will have the means to continue operating as planned.

The current mine life to 2029 is considered achievable based on the projected annual production rate and the estimated Mineral Reserves. There is upside if some or all of the Inferred Mineral Resources can be upgraded to higher confidence Mineral Resource categories or if cost reduction efforts lower the threshold of Measured and Indicated mineralization to become Proven and/or Probable Reserves.

25.9. Processing

The processing plant is primarily designed as a single-train operation and has been in service for an extended period. Its flowsheet relies on well-established, proven technologies, and several key areas incorporate parallel or redundant equipment—such as three ball mills operating in parallel and a set of secondary crushers with standby capacity. As a result, overall plant availability is high, and the likelihood of catastrophic failures leading to prolonged unplanned shutdowns is low.

However, given the plant’s age, original equipment selection, and legacy systems, there are clear opportunities for modernization. Current initiatives under evaluation include the installation of automated samplers and the integration of advanced control systems. These upgrades have the potential to enhance sample representability, improve metallurgical accounting accuracy, and streamline production data reconciliation.

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25.10.	Markets and Contracts

The end product is in the form of silver–gold doré bars which are delivered to refineries to produce commercially marketable 99.9% pure gold and silver bars. The terms contained within the existing sales contracts are typical of, and consistent with, standard industry practices.

Selling costs, including freight, insurance, and representation, as well as refining charges, payable terms, deductions, and penalties terms for San Dimas doré bars, have been incorporated into the long-term economic analysis.

The likelihood of securing ongoing contracts for doré sales is a reasonable assumption; however, in downturn market conditions, there can be no certainty that San Dimas or First Majestic will always be able to do so or what terms will be available at the time.

25.11. Permitting, Environmental and Social Considerations

Permits held by First Majestic for San Dimas are sufficient to ensure that mining activities are conducted within the regulatory framework required by the Mexican government and that Mineral Resources and Mineral Reserves can be declared.

First Majestic is working with Mexican regulatory authorities to address areas with pre-existing permitting and environmental legacy issues from historical operators.

Closure provisions are appropriately considered in the mine plan and economic analysis.

25.12. Capital and Operating Cost Estimates

The capital and operating cost provisions for the LOM plan that supports the San Dimas Mineral Reserve Estimates have been reviewed. The basis for the cost estimates is appropriate for the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

Capital cost estimates include appropriate estimates for sustaining capital.

25.13. Economic Analysis Supporting Mineral Reserve Declaration

First Majestic is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material expansion of current production is planned.

An economic analysis to support presentation of Mineral Reserves was conducted. Under the assumptions presented in this Technical Report, the operations show a positive cash flow, and can support Mineral Reserve estimation.

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25.14. Conclusions

Under the assumptions used in this Technical Report, San Dimas has positive economics for the LOM plan, which supports the Mineral Reserve statement.

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26.	RECOMMENDATIONS

Work or studies recommended by the Qualified Persons.

26.1.1.	Exploration

San Dimas exhibits sufficient geological potential to warrant targeted exploration programs, both underground and surface drilling, focused on expanding existing resources and testing new targets. These drilling program should aim to convert mineral resources into higher-confidence classes and to search for additional discovery zones. At San Dimas—an annual 60,000 m infill sustaining drill program to support short-term production plans and an annual 25,000 m near mine drill program to support mid-term production projections are recommended.

Regionally – an annual 25,000-m brownfield surface, long term focused, drill program is recommended.

This 110,000 m annual exploration drill program is estimated to cost ~$12.0M dollars per year excluding related underground access development costs.

In addition, an annual prospect generation program consisting of surface prospecting, soil and rock geochemical surveys, mapping, and geophysical surveys is recommended. This annual prospect generation program is estimated to cost $400k per year.

The work and estimated cost of these recommended exploration program should be linked to LOM needs and reviewed annually.

26.1.2.	Plant Leaching - Oxygen Addition

The potential for adding oxygen to the leach circuit at San Dimas is currently under investigation as a means to improve leaching kinetics and enhance recoveries, particularly in the context of processing lower-grade and higher-sulfide ore bodies. Oxygen addition has been shown to accelerate the oxidation of sulfide minerals, thereby increasing the overall leach efficiency and potentially improving the extraction of gold and silver from more challenging ore types. This intervention could also reduce the dependency on traditional oxidizing agents, such as lead nitrate, offering a more cost-effective and environmentally favorable approach. Preliminary assessments suggest that controlled oxygen injection could optimize the reaction rates in the agitated leach tanks, particularly in the presence of sulfide ores, leading to higher recovery rates. However, further testing and pilot studies are necessary to fully understand the implications on overall plant performance, reagent consumption, and operational costs. This study is ongoing and aims to determine the optimal oxygen dosing strategy, ensuring that the potential benefits align with the site’s operational goals and economic considerations.

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26.1.3.	Costs

A coordinated, efficiency focused, effort to reduce costs is recommended. There currently is a large Measured and Indicated Mineral Resource base that does not currently convert into Mineral Reserves mainly due to the high mining costs. An effective cost reduction program would not only benefit the site financial metrics but would translate into a higher Resource to Reserve conversion rate.

26.1.4.	Mine Plan Compliance

Monthly reconciliation studies for the San Dimas have highlighted deviations on spatial alignment of planned mining vs actual mined shapes. Interventions in development and drill and blast practices should continue to be a focus to improve mine plan compliance.

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27.	REFERENCES

Amec Foster Wheeler Environment & Infrastructure, Inc., 2016: Water Management Plan Detail Design, Cupías Tailings Storage Facility, San Dimas Mine, Prepared for Primero Empresa Minera S.A de C.V., 148 pp.

Amec Foster Wheeler Environment & Infrastructure, Inc., 2016: Cupías Tailings Storage Facility Operation, Maintenance and Surveillance Manual, Prepared for Primero Empresa Minera S.A de C.V., 93 pp.

Arribas Jr., A., Hedenquist, J.W., Itaya, T., Okada, T., Concepción, R.A., Garcia Jr, J.S., 1995. Contemporaneous Formation of Adjacent Porphyry and Epithermal Cu-Au deposits over 300 ka in Northern Luzon, Philippines. Geology, 23(4), p. 337-340.

Barton, N., R. Lien, and J. Lunde (1974): Engineering Classification of Rock Masses for the Design of Tunnel Support. Rock Mechanics and Rock Engineering 6 (4): p. 189-236.

Bieniawski, Z.T. (1973): Engineering Classification of Jointed Rock Masses. Civil Engineering in South Africa, 15 (12), p. 335-343

Bieniawski, Z. T. (1989). Engineering rock mass classifications: A complete manual for engineers and geologists in mining, civil, and petroleum engineering. New York: Wiley.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves, 9 pp.

CIM, 2019: Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (MRMR Estimation Best Practice Guidelines), 74 pp.

CIM Mineral Resource & Mineral Reserve Committee, 2020: CIM Guidance on Commodity Pricing and Other Issues related to Mineral Resource and Mineral Reserve Estimation and Reporting., 9 pp.

Clarke, M., 1986. Hydrothermal Geochemistry of Ag-Au Veins in the Tayoltita and the San Dimas Mining District, Durango and Sinaloa, Mexico. Unpublished Ph.D. thesis, 151 pp.

Clarke, M. and Titley, S.R., 1988: Hydrothermal evolution in the formation of silver-gold veins in the Tayoltita mines, San Dimas District, Mexico, Economic Geology, v. 83, p. 1830-1840.

Conrad, M.E., O’Neil, J.R. and Petersen, U., 1995: The relation between widespread 18O depletion patterns and precious metal mineralization in the Tayoltita mine, Durango, Mexico, Economic Geology, v. 90, p. 322-342.

Conrad, M.E., Petersen, U., and O’Neil, J.R., 1992: Evolution of an Au-Ag – producing hydrothermal system: the Tayoltita mine, Durango, Mexico, Economic Geology, v. 87(6), p. 1451-1474.

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Enriquez E., Iriondo A. and Campubri A., 2018: Geochronology of Mexican mineral deposits. VI: the Tayoltita low-sulfidation epithermal Ag-Au district, Durango and Sinaloa, Boletín de la Sociedad Geológica Mexicana, p. 531-547.

Enriquez, E. and Rivera, R., 2001: Geology of the Santa Rita Ag-Au deposit, San Dimas District, Durango Mexico. Society of Economic Geologists, SP8, p. 39-58.

Hedenquist, J.W., and Arribas, A. Jr., 1999. Epithermal Gold Deposits: I. Hydrothermal processes in intrusion-related systems, ans II. Characteristics, examples and origin of epithermal gold deposits. Society of Economic Geologist, 31, p. 13-63.

Hoek, E., & Brown, E. T. (1997). Practical estimates of rock mass strength. International Journal of Rock Mechanics and Mining Sciences, 34(8), 1165–1186.

Horner, Johannes Thomas, 1998: Structural Geology and Exploration in the San Dimas District, Durango, Mexico – An Alternative Geological Model. Doctoral Thesis, University of Salzburg, Austria, 8 pp.

Itasca Consulting Group, Inc. (2011). FLAC—Fast Lagrangian Analysis of Continua, Ver. 7.0. Itasca Consulting Group, Inc.

Montoya-Lopera, P.A., Ferrari, L., Levresse, G., Abdullin F., Mata, L., 2019. New Insights into the Geology and Tectonics of the San Dimas Mining District, Sierra Madre Occidental, Mexico. Ore Geology Reviews, Vol. 105, p 273-294.

Montoya-Lopera, P.A., Levresse, G., Ferrari, L., Orozco-Esquivel, T., Hernandez-Quevedo, G., Abdullin F., Mata, L.,, 2020: New Geological, Geochronological and Geochemical Characterization of the San Dimas Mineral System: Evidence for a Telescoped Eocene-Oligocene Ag/Au Deposit in the Sierra Madre Occidental, Mexico., Vol 118.

Panteleyev, A., 1996: Epithermal Au-Ag: Low Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2—Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, p 41-44.

Shannon J M, Webster R, Smith HA, Riles A, April 16, 2012, Technical Report on the San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico. Prepared for Primero Mining Corp. 122 pp.

Smailbegovic A., 2013. Overview of available geophysical data, San Dimas Project, Mexico. Prepared for Primero Mining, internal report, 31 pp.

Smee and Associates Consulting Ltd., 2012. Results of an Audit of the Primero Mining San Dimas Mine and SGS Laboratories and Quality Control Review on the Drilling and Mine Sampling Durango Province, Mexico. Prepared for Primero Mining Corp. 74 pp.

Smith D.M. Jr., Albinson, T. and Sawkins, F.J., 1982: Geologic and fluid inclusion studies of the Tayoltita silver-gold vein deposit, Durango, Mexico, Economic Geology, v. 77, p. 1120-1145.

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Spring V., and Watts G., 2010: Technical Report on the Tayoltita, Santa Rita and San Antonio Mines in the San Dimas District, Durango State, Mexico, prepared by Watts, Griffis and MacOuat Ltd, Ontario, Canada, prepared for Goldcorp Inc. and Mala Noche Resources Corp. 103 pp.

Spring, V. and Watts, G., 2011: Technical report on the Tayoltita, Santa Rita and San Antonio Mines. Durango, Mexico. Prepared for Primero Mining Corp. 106 pp.

Vakili, A. (2016). An improved unified constitutive model for rock material and guidelines for its application in numerical modelling. Computers and Geotechnics, 80, 261-282.

Ventilation Innovation, 2018: Ventilation Study of San Dimas Mine. Prepared for First Majestic Silver Corp. 37 pp.

Voicu G., Shannon M. and Webster R., April 18, 2014: Technical Report on the San Dimas Property, in the San Dimas District, Durango and Sinaloa States, Mexico, prepared by Primero Mining Corp. of Vancouver, Canada and AMC Mining Consultants (Canada) Ltd. of Vancouver, Canada. 119 pp.

Wood Environment & Infrastructure Solutions, Inc., 2019: Dam Safety Inspection. Prepared for First Majestic Silver Corp. 39 pp.

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28.	CERTIFICATES OF QUALIFIED PERSON

220	September 2025

CERTIFICATE OF QUALIFIED PERSON

Mr. Gonzalo Mercado, P.Geo.

Vice President Exploration and Technical Services

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Gonzalo Mercado, P.Geo., am employed as “Vice-President, Exploration & Technical Services” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report entitled “San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I hold a degree in Geology (2004) from the Universidad Nacional de Tucuman, Argentina.

I am a Professional Geologist with Professional Geoscientists Ontario (P.Geo.), Membership #3139.

I have practiced my profession continuously for more than 20 years, and I have a considerable amount of experience in precious and base metal deposits in Mexico, the United States, Canada, Chile, and Argentina. My relevant experience in base and precious metal spans across all exploration stages as well as various aspects of the Technical Services including various corporate and senior management roles. I am currently responsible and have oversight for exploration, short and long term mine planning, hydrogeology, rock mechanics, geotechnical engineering, topography and ventilation.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have visited the San Dimas Silver/Gold Mine on numerous occasions during 2021 to 2024, and my most recent site inspection occurred over the span of five days commencing on February 24, 2025.

I am responsible for Chapters 2-10, 20, 23, and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the San Dimas Silver/Gold Mine overseeing the development of Exploration since 2021 with the addition of Technical Services since mid 2023.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Gonzalo Mercado”

Gonzalo Mercado, P. Geo.

Dated: September 24, 2025

221	September 2025

CERTIFICATE OF QUALIFIED PERSON

Mr. David Rowe, CPG

Director of Mineral Development

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, David Rowe, CPG, am employed as “Director of Mineral Development” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report entitled “San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I hold a BA degree in Geology (1984) from the University of Montana and a Master of Science degree in Structural Geology (1987) from the University of Wyoming.

I am a Certified Professional Geologist with the American Institute of Professional Geologists, membership number 10953.

I have practiced my profession continuously for more than 38 years. My relevant experience in polymetallic and precious metal gold and silver projects includes various senior roles within the areas of mineral exploration, project management, geological interpretation, three-dimensional geological modeling, and mineral resource estimation. I have previously acted as a Qualified Person for a number of precious metal and polymetallic projects including the: Ixhuatan Gold Project (Mexico), Golouma Project (Africa), Niblack Sulphide Project (USA), Golden Meadows (USA), Goldstrike Project (USA), La Encantada Silver Mine (Mexico), and Jerritt Canyon Gold Mine (USA).

I have visited San Dimas Silver/Gold Mine on numerous occasions from 2018 to 2024, with the most recent site visit being from October 23-24, 2024, a duration of two days.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I am responsible for the preparation of Chapter 14, and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the San Dimas Silver/Gold Mine overseeing the development of geological models and mineral resource estimations since 2018.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “David Rowe”

David Rowe, CPG

Dated: September 24, 2025

222	September 2025

CERTIFICATE OF QUALIFIED PERSON

Mr. Andrew Pocock, P.Eng.

Director of Reserves

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Andrew Pocock, P.Eng., am employed as “Director of Reserves” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report entitled “San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I hold a degree in Mining Engineering (2012) from the University of Adelaide, Australia. I am a Professional Engineer with Engineers & Geoscientists of British Columbia (EGBC), Licence # 52078. I have practiced my profession continuously for more than 14 years. I have gained relevant experience in mining operations, design & planning, projects, risk management, and studies as both an employee and consultant across precious and base metals deposits primarily in Australia, Canada, the United States, and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have visited the San Dimas Silver/Gold Mine on three occasions in 2024 with the most recent being over the span of 5 days in December 2024.

I am responsible for Chapters 15, 16, 18, 19, 21 and 22 and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the San Dimas Silver/Gold Mine overseeing the mine planning, ventilation, rock mechanics, surveying, hydrogeology, and geotechnical engineering since mid-2024.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Andrew Pocock”

Andrew Pocock, P.Eng.

Dated: September 24, 2025

223	September 2025

CERTIFICATE OF QUALIFIED PERSON

María Elena Vázquez Jaimes, P.Geo.

Geological Database Manager,

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, María Elena Vázquez Jaimes, P.Geo., am employed as “Geological Database Manager” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report entitled “San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I graduated from the National Autonomous University of Mexico with a Bachelor in Geological Engineering degree in 1995 and obtained a Master of Science degree in Geology from the “Ensenada Center for Scientific Research and Higher Education”, Ensenada, BC, Mexico, in 2000. I am a member of the Engineers and Geoscientists British Columbia (P.Geo. #35815).

I have practiced my profession continuously since 1995. I have held technical positions working with geological databases, conducting quality assurance and quality control programs, managing geological databases, performing data verification activities, and conducting and supervising logging and sampling procedures for mining companies with projects and operations in Canada, Mexico, Peru, Ecuador, Brazil, Colombia, and Argentina. I have served as the Geologic Database Manager for First Majestic since 2013.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I visited the San Dimas Silver/Gold Mine on several occasions since 2019. My most recent site inspection was from July 4 to July 11, 2024.

I am responsible for Chapters 11, 12, and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been directly involved with the San Dimas Silver/Gold Mine in my role as the Geological Database Manager since 2019.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed in order to make the Technical Report not misleading.

(signed) “María Elena Vázquez Jaimes”

María Elena Vázquez Jaimes, P.Geo.

Dated: September 24, 2025

224	September 2025

CERTIFICATE OF QUALIFIED PERSON

Michael Jarred Deal

Vice President of Metallurgy & Innovation

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Michael Jarred Deal, RM SME, am employed as “Vice-President, Operations” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report entitled “San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I graduated from the Colorado School of Mines in 2009 with a Bachelor of Science Degree in Chemical Engineering and from Arizona State University in 2024 with a Master of Business Administration. I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (#4152005).

I have practiced my profession continuously since 2009 and have been involved in precious and base metal mine projects and operations in Nevada, South Carolina, New Mexico, Colorado, and Mexico. My relevant experience in base and precious metal spans across managing all types of mineral processing facilities and projects including roasting, autoclaving, heap leaching, and concentrators. I have worked in Operations Management positions along with corporate technical support roles serving as a Process and Projects Subject Matter Expert.

I have been involved with San Dimas since 2023 overseeing all processing and metallurgical activities. I visited the San Dimas Silver/Gold Mine on four occasions in 2024 with the most recent in October 2024.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I am responsible for Chapters 13, 17, 20.6, and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Michael Jarred Deal”

Michael Jarred Deal, RM SME

Dated: September 24, 2025

225	September 2025